 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1997

                                                 REGISTRATION NO. 333-29211
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 -------------
                             THE WISER OIL COMPANY
           (Exact name of Co-Registrant as specified in its charter)

               DELAWARE                                55-0522128
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

File No.        File No.        File No.        File No.        File No.
333-29211-01    333-29211-02    333-29211-05    333-29211-04    333-29211-03

  WISER OIL         WISER         THE WISER       THE WISER       T.W.O.C.,
  DELAWARE,     DELAWARE LLC      MARKETING      OIL COMPANY        INC.
    INC.         (Exact name       COMPANY        OF CANADA      (Exact name
 (Exact name       of Co-        (Exact name     (Exact name       of Co-
   of Co-        Registrant        of Co-          of Co-        Registrant
 Registrant     as specified     Registrant      Registrant     as specified
as specified       in its       as specified    as specified       in its
   in its         charter)         in its          in its         charter)
  charter)                        charter)        charter)

  DELAWARE        DELAWARE        DELAWARE       NOVA SCOTIA      DELAWARE
  (State or       (State or       (State or       (State or       (State or
    other           other           other           other           other
jurisdiction    jurisdiction    jurisdiction    jurisdiction    jurisdiction
     of              of              of              of              of
incorporation   incorporation   incorporation   incorporation   incorporation
     or              or              or              or              or
organization)   organization)   organization)   organization)   organization)

 75-2699737      75-2707365      61-1183511      75-2707371      51-0323142
   (I.R.S.         (I.R.S.         (I.R.S.         (I.R.S.         (I.R.S.
  Employer        Employer        Employer        Employer        Employer
dentificationI Identification  Identification  Identification  Identification
    No.)            No.)            No.)            No.)            No.)
                                   1311
                            (Primary Standard
                                Industrial
                           Classification Code
                                 Number)

                                              ANDREW J. SHOUP, JR.
  8115 PRESTON ROAD, SUITE 400       PRESIDENT AND CHIEF EXECUTIVE OFFICER
       DALLAS, TEXAS 75225                   THE WISER OIL COMPANY
         (214) 265-0080                   8115 PRESTON ROAD, SUITE 400
  (Address, including zip code,               DALLAS, TEXAS 75225
 and telephone number, including   (Name, address, including zip code, and
  area code, of Co-Registrants'   telephone number, including area code, of
  principal executive offices)                agent for service)
                                                (214) 265-0080

                                 -------------
                                   COPIES TO:
                               STEVEN K. COCHRAN
                                PAUL M. JOHNSTON
                 THOMPSON & KNIGHT, A PROFESSIONAL CORPORATION
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                 (214) 969-1700

                                 -------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                 -------------

  THE CO-REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE CO-REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+SUCH STATE.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1997

PROSPECTUS

                             THE WISER OIL COMPANY

                             OFFER TO EXCHANGE ITS
              9 1/2% SENIOR SUBORDINATED NOTES DUE 2007 THAT HAVE
                BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                       FOR ANY AND ALL OF ITS OUTSTANDING
                   9 1/2% SENIOR SUBORDINATED NOTES DUE 2007

       THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
   NEW YORK CITY TIME, ON            , 1997, UNLESS EXTENDED (THE "EXPIRATION
                                     DATE")

  The Wiser Oil Company, a Delaware corporation (the "Company" or "Wiser"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, this "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $125,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2007 (the "Exchange Notes") that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus constitutes a part, for a like aggregate principal amount of its outstanding 9 1/2% Senior Subordinated Notes due 2007 (the "Outstanding Notes" and, together with the Exchange Notes, the "Notes"), of which $125,000,000 aggregate principal amount is outstanding. The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain provisions providing for an increase in the interest rate on the Outstanding Notes under certain circumstances relating to the timing of the Exchange Offer. The Outstanding Notes were sold by the Company on May 21, 1997 to Salomon Brothers Inc, NationsBanc Capital Markets, Inc. and Nesbitt Burns Securities Inc. (collectively, the "Initial Purchasers") pursuant to an offering (the "Offering") exempt from registration under the Securities Act.

  The Outstanding Notes are and the Exchange Notes will be unsecured obligations of the Company, subordinated in right of payment to all existing and any future Senior Indebtedness (as defined) of the Company. The Outstanding Notes rank and the Exchange Notes will rank pari passu with any future senior subordinated indebtedness and senior to any future junior subordinated indebtedness of the Company. See "Description of the Exchange Notes-- Subordination." The Outstanding Notes are and the Exchange Notes will be fully and unconditionally guaranteed on an unsecured, senior subordinated basis by each of the Initial Subsidiary Guarantors (as defined) under the Subsidiary Guaranties (as defined) and by certain Restricted Subsidiaries (as defined) if they become Significant Subsidiaries (as defined) in the future. However, each of the Initial Subsidiary Guarantors has also guaranteed the payment of indebtedness outstanding from time to time under the Credit Agreement (as defined), which indebtedness will constitute Senior Indebtedness. In addition, all indebtedness and other liabilities of the Company's subsidiaries that are not Subsidiary Guarantors (as defined) will be effectively senior in right of payment to the Notes and the Subsidiary Guaranties. At June 30, 1997, (i) Senior Indebtedness was less than $1.0 million (not including $80.0 million of borrowing capacity available under the Credit Agreement, which, if borrowed, would be Senior Indebtedness), (ii) the Company had no senior subordinated indebtedness other than the Outstanding Notes and (iii) the total indebtedness and other liabilities (including trade payables, deferred taxes and accrued liabilities, but excluding any obligations owed to affiliates) of the Company's subsidiaries that are not Subsidiary Guarantors were less than $0.5 million. Subject to certain limitations set forth in the Indenture (as defined), the Company and its subsidiaries (including the Subsidiary Guarantors) may incur additional Indebtedness (as defined), including Indebtedness that would be senior to or pari passu with the Notes. See "Use of Proceeds," "Capitalization," "Description of Certain Senior Indebtedness" and "Description of the Exchange Notes."

  The Exchange Notes are being offered for exchange in order to satisfy certain obligations of the Company and the Initial Subsidiary Guarantors under the Registration Agreement dated May 21, 1997 (the "Registration Agreement") between the Company, the Initial Subsidiary Guarantors and the Initial Purchasers.The Exchange Notes will be issued under the same Indenture as the Outstanding Notes, and the Exchange Notes and the Outstanding Notes will constitute a single series of debt securities under the Indenture. In the event that the Exchange Offer is consummated, any Outstanding Notes that remain outstanding after consummation of the Exchange Offer and the Exchange Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of the Notes have taken certain actions or exercised certain rights under the Indenture.

  SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR  ADEQUACY
     OF THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY IS A CRIMINAL
      OFFENSE.

            THE DATE OF THIS PROSPECTUS IS                   , 1997.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE WISER OIL COMPANY, 8115 PRESTON ROAD, SUITE 400, DALLAS, TEXAS 75225,
ATTENTION: CORPORATE SECRETARY, TELEPHONE (214) 265-0080. IN ORDER TO ENSURE
TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY      , 1997.

  The Company is making the Exchange Offer in reliance on a position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter, and there can be no assurance that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the three immediately following sentences, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that (i) such Exchange Notes are acquired in the ordinary course of such holder's business and (ii) such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder of the Outstanding Notes who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or any broker-dealer who purchased Outstanding Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the SEC set forth in the above mentioned interpretive letters, (ii) will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Outstanding Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, any holder who tenders Outstanding Notes in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretations of the staff of the Division of Corporation Finance of the SEC referred to above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who is not an "affiliate" of the Company may participate in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Notes received by the broker-dealer in exchange for such Outstanding Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, and (ii) the broker-dealer has not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes. In the event that applicable interpretations by the staff of the Division of Corporation Finance of the SEC change or otherwise do not permit resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act or without an exemption from registration thereunder may incur liability thereunder.

  Each holder of Outstanding Notes who wishes to exchange such Outstanding Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business,
(iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the SEC in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Outstanding Notes for their own accounts, as a result of market-making activities or other trading activities ("Participating Broker-Dealers"), may fulfill the prospectus delivery requirements with respect to the Exchange Notes received upon exchange of such Outstanding Notes (other than Outstanding Notes that represent an unsold allotment from the original sale of the Outstanding Notes) with a prospectus meeting the requirements of the Securities Act, that may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this Prospectus may be used by a Participating Broker-Dealer during the period referred to in the immediately following sentence in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making activities or other trading activities. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that, for a period of up to 90 days after the consummation of the Exchange Offer, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer--Resales of Exchange Notes" and "Plan of Distribution."

  Each Participating Broker-Dealer who surrenders Outstanding Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Agreement, such Participating Broker-Dealer will suspend the sale of Exchange Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to each such Participating Broker-Dealer or until the Company has given notice that the sale of Exchange Notes may be resumed, as the case may be. Notwithstanding that the Company may suspend the sale of the Exchange Notes under such circumstances, the Company has no obligation to extend the 90-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes.

  Prior to the Exchange Offer, there has been only a limited secondary market and no public market for the Outstanding Notes. The Exchange Notes will be a new issue of securities for which there is currently no market. Although the Initial Purchasers have informed the Company that they each currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Company currently does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation of the Exchange Notes through the National Association of Securities Dealers Automated Quotation System.

  Any Outstanding Notes not tendered or accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights that terminate upon the consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than Initial Purchasers or under certain limited circumstances relating to holders who are not eligible to participate in the Exchange Offer) to provide for the registration under the Securities Act of the Outstanding Notes held by them. If Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Outstanding Notes is likely to diminish; accordingly, holders who do not tender their Outstanding Notes may encounter difficulties in selling such notes following the Exchange Offer. See "Risk Factors--Consequences of a Failure to Exchange Outstanding Notes."

  THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OUTSTANDING NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER.

  Outstanding Notes may be tendered for exchange prior to 5:00 p.m., New York
City time, on             , 1997, unless the Exchange Offer is extended by the
Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered or accepted for exchange. However, the Exchange Offer is subject to certain events and conditions that may be waived by the Company and to the terms and provisions of the Registration Agreement. See "The Exchange Offer--Conditions to the Exchange Offer." Outstanding Notes may be tendered for exchange in whole or in part in a principal amount of $1,000 and integral multiples thereof.

  Each Exchange Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Outstanding Note surrendered in exchange for such Exchange Note or, if no such interest has been paid or duly provided for on such Outstanding Note, from May 21, 1997. Holders of the Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive accrued interest on such Outstanding Notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on such Outstanding Notes prior to the original issue date of the Exchange Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Outstanding Notes, and will be deemed to have waived the right to receive any interest on such Outstanding Notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after May 21, 1997.

  The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. See "Use of Proceeds." No dealer-manager is being used in connection with the Exchange Offer. Solicitation of tenders of Outstanding Notes may be made in person, or by mail, telephone or telecopy, by officers and regular employees of the Company. Such persons will receive no additional compensation for any solicitation activities. The Company has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer-- Fees and Expenses."

  This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of the Outstanding Notes on or about
                    , 1997.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, and other financial information included or incorporated by reference in this Prospectus. References to the "Company" or "Wiser" include The Wiser Oil Company and its consolidated subsidiaries. Unless otherwise indicated, all references to dollars or $ are to U.S. dollars. Certain terms used but not defined in the summary are defined elsewhere in this Prospectus, including certain terms used in the oil and gas industry defined in "Glossary of Oil and Gas Terms." As noted in such Glossary, Present Value is the present value (using an annual discount rate of 10%) of estimated future net revenues from the production of proved reserves, without giving effect to income taxes.

                                  THE COMPANY

  Founded in 1905, The Wiser Oil Company is one of the oldest public independent oil and gas companies in the United States. In recent years, the Company has successfully implemented a new business strategy adopted in 1991, emphasizing growth in reserves and production volumes through acquisitions and subsequent development and exploitation of acquired properties. Since its change in strategic direction, the Company's total proved reserves have grown to 50.5 MMBOE (approximately 63% of which were oil and NGLs) at December 31, 1996 from 24.3 MMBOE at December 31, 1991, and its annual net production has grown to 4.7 MMBOE in 1996 from 2.3 MMBOE in 1991. The Company's primary operations, representing approximately 62% of its proved reserves at December 31, 1996, are located in the Permian Basin in West Texas and Southeast New Mexico. Wiser has additional operations in Alberta, Canada, the Appalachian Basin in Kentucky, Tennessee and West Virginia and the San Juan Basin in New Mexico.

  Prior to 1991 the Company focused primarily on the acquisition of non-operated interests in oil and gas properties. In 1991 the Company moved its headquarters from Sistersville, West Virginia to Dallas, Texas and began to assemble an experienced management team with substantial acquisition, exploitation and development expertise. After reviewing the Company's existing property portfolio and refining the new business strategy, the management team began disposing of the Company's non-strategic assets and acquiring and operating properties in new core areas with the potential for increased reserves and production volumes. Pursuant to this strategy, the Company acquired and developed properties in the Permian Basin and Canada, and successfully added reserves and production through workovers, recompletions, waterfloods and CO/2/ gas injections, as well as the drilling of exploratory, development and infill wells.

  A substantial portion of the Company's growth in reserves and production volumes since 1991 has been the result of (i) two successful enhanced oil recovery projects on properties acquired from 1992 to 1995 in the Permian Basin and (ii) the Company's 1994 acquisition and subsequent exploration on and exploitation of properties in Alberta, Canada. From June 1993 through December 1996, the Company completed 113 producing wells on its Maljamar waterflood project in Southeast New Mexico. As a result, the Company's average daily net oil production from the three units in this project increased to 2,800 Bbls in December 1996 from 580 Bbls in January 1993 (on a pro forma combined basis, assuming the Company had acquired all three units at January 1, 1993). At its Wellman Unit in West Texas, the Company used CO/2/ gas injection and refurbished a natural gas processing plant to increase average daily net production to 927 Bbls of oil, 440 Bbls of NGLs and 547 Mcf of natural gas in December 1996 from 650 Bbls of oil and no NGLs or natural gas in December 1993. In June 1994 the Company acquired oil and gas properties located primarily in Alberta, Canada for $52.0 million. From the date of this acquisition through December 1996, the Company completed 22 net wells on these properties. As a result, the Company's average daily net Canadian production increased to 3,200 BOE in December 1996 from 1,860 BOE in June 1994.

  The Company's principal executive offices are located at 8115 Preston Road, Suite 400, Dallas, Texas 75225, and its telephone number is (214) 265-0080.

                               BUSINESS STRATEGY

  The Company's strategy is to grow reserves and production volumes through (i) acquiring producing properties that provide significant development and exploitation potential, (ii) developing and exploiting its reserve base in order to maximize production and recoverable reserves and (iii) exploring for oil and gas reserves, while (iv) maintaining financial flexibility.

    PURSUE STRATEGIC ACQUISITIONS. Over the last several years, the Company has assembled an experienced management team which uses a comprehensive interdisciplinary and technical approach to evaluate potential acquisitions of oil and gas properties. The Company's property acquisition criteria include: (a) existing oil and gas production; (b) significant potential for increasing reserves and production through development, exploitation (including enhanced recovery techniques) or exploration; (c) proximity to the Company's existing core operating areas or, in the alternative, sufficient critical mass to justify diversification into a new area; (d) opportunities to lower unit costs; and (e) an attractive purchase price. In addition, the Company will continue to consider strategic combinations with other industry participants in order to achieve operating synergies, greater asset diversification and enhanced financial flexibility.

    CAPITALIZE UPON DEVELOPMENT AND EXPLOITATION EXPERTISE. The Company believes that one of its primary strengths is its expertise and experience in the exploitation of oil and gas properties through enhanced recovery operations and other methods. The Company believes that this strength differentiates it from other independent oil and gas companies of similar size. The Company has successfully added reserves and production volumes to existing and acquired properties through workovers, recompletions, waterfloods and CO/2/ gas injections, as well as the drilling of development or infill wells. The Company's success in the Maljamar waterflood project and the Wellman Unit CO/2/ gas injection project exemplify how the Company has capitalized on this core competency. The Company has budgeted $23.5 million for development and exploitation activities at the Maljamar and Wellman projects in 1997, and intends to continue to seek opportunities that would allow it to utilize further its development and exploitation expertise.

    EXPAND EXPLORATION PROGRAM. The Company is increasingly placing greater emphasis on exploration as a source of future growth, and focuses on exploration opportunities that can benefit from advanced technologies, including 3-D seismic, designed to reduce risks and increase success rates. In 1996 the Company hired a new Vice President of Exploration with over 33 years of exploration experience with major integrated and independent oil and gas companies to lead its domestic exploration group. This group is developing a balanced portfolio of exploration prospects in areas where it believes multiple prospects could be developed if a significant discovery were made. In addition, this group is responsible for domestic exploration activities on existing properties. In Canada, exploration has represented a significant portion of the Company's capital budget since 1994. The Company's activities for the winter 1996/1997 Canadian drilling season included participation in five gross exploratory wells (four of which were successful) to test five prospects. On a Company-wide basis, the 1997 exploration budget comprises $16.8 million (approximately 23%) of the Company's $72.4 million 1997 capital expenditure program, compared with exploration expenditures of $3.5 million (approximately 8%) of the Company's total capital expenditures of $46.2 million in 1996.

    MAINTAIN FINANCIAL FLEXIBILITY. The Company is committed to maintaining financial flexibility, which it believes is important for the successful implementation of its growth strategy. The Company currently expects its 1997 capital expenditure budget (excluding any property acquisitions) to be funded primarily by internally generated cash flow, including the sale of its remaining marketable securities. At June 30, 1997, the Company had (i) approximately $34.2 million of cash and marketable securities, (ii) no long-term debt other than the Outstanding Notes and (iii) $80.0 million of borrowing capacity available under the Credit Agreement. The Company currently intends to make use of its excess cash, its marketable securities and its available borrowing capacity to implement its growth strategy.

                            RECENT ANNOUNCEMENT

  On August 13, 1997, the Company announced its results of operations for the three months and six months ended June 30, 1997. The Company reported a net loss for the quarter ended June 30, 1997 of $1.9 million, or $0.22 per share, on revenues of $17.8 million, compared with a net loss of $5.4 million, or $0.60 per share, on revenues of $21.4 million for the comparable period of the prior year. Before taking into account non-cash property impairment charges and gains from securities and property sales, the net loss for the quarter ended June 30, 1997 was $2.9 million, or $0.33 per share, compared to net income of $0.9 million, or $0.10 per share, for the quarter ended June 30, 1996. The results of operations for the quarter ended June 30, 1997 were impacted by lower production rates, lower oil and gas prices, higher exploration expenses due to increased drilling activity and higher interest expense due to the Offering of the Outstanding Notes. For information regarding the Company's results of operations for the six months ended June 30, 1997, see "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

  As a result of lower actual production rates for the quarter ended June 30, 1997, the Company adjusted its anticipated rate of net production for the year ending December 31, 1997 to 5.1 MMBOE, representing a 7% reduction from the Company's previous estimate for 1997 of 5.5 MMBOE. Lower than expected production primarily from Canadian properties, the Wellman Unit and the Maljamar properties resulted in a decrease in net production on an oil equivalent basis to 1,146 MBOE in the second quarter of 1997 from 1,298 MBOE in the first quarter of 1997 (a 13% decrease) and from 1,165 MBOE in the second quarter of 1996 (a 2% decrease). Weather delays, compressor problems, wells shut in due to lack of availability of workover rigs and drilling delays due to rig shortages caused lower production rates from the Company's Canadian properties in the second quarter and first six months of 1997. During July 1997, however, the Company's average daily net production on an oil equivalent basis from its Canadian properties increased by 200 BOE over the average daily net production for the second quarter of 1997. The Company anticipates that net production from its Canadian properties will steadily increase during the remainder of 1997 as a result of drilling activity at its Provost and Beatton River/Elm properties. The lower than expected production at the Wellman Unit during the second quarter of 1997 was due primarily to lack of well bore integrity in several older wells which were recompleted in the second quarter of 1997. The Company is currently drilling two new wells and side-tracking another well at the unit to offset lower second quarter production. This development activity at the Wellman Unit is expected to be completed by the end of October 1997. Production rates were lower than expected at the Maljamar properties due to significantly reduced drilling as a result of permitting delays at the Skelly Unit and the deferral of wells while evaluating offset production at the Maljamar Grayburg and Caprock Maljamar Units. The Company believes that the Maljamar Grayburg and Skelly Units will achieve previously estimated production rates, although responses to water injection has been delayed. Production rates from the Caprock Maljamar Unit, however, are expected to be flatter than originally projected. The deferred wells at the Maljamar Grayburg and Caprock Maljamar Units are currently being replaced with lease line wells and wells on recently purchased acreage adjacent to the Skelly Unit.

                               THE EXCHANGE OFFER

Exchange Offer..............  Up to $125,000,000 aggregate principal amount of
                              Exchange Notes are being offered in exchange for a like aggregate principal amount of Outstanding Notes. Outstanding Notes may be tendered for exchange in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Company is making the Exchange Offer in order to satisfy its obligations under the Registration Agreement relating to the Outstanding Notes. Subject to the terms and conditions of the Exchange Offer, the Company will issue the Exchange Notes to tendering holders of the Outstanding Notes promptly following the Expiration Date.

Registration Agreement......
                              The Outstanding Notes were sold by the Company on May 21, 1997 to the Initial Purchasers, who placed the Outstanding Notes in the United States with "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and outside the United States with non-U.S. persons in reliance on Regulation S under the Securities Act. In connection therewith, the Company and the Initial Subsidiary Guarantors executed and delivered for the benefit of the holders of the Outstanding Notes the Registration Agreement providing for, among other things, the Exchange Offer.

Expiration Date.............  5:00 p.m., New York City time, on
                                                  , 1997, unless the Exchange
                              Offer is extended by the Company. See "The
                              Exchange Offer--Terms of the Exchange Offer" and "--Extensions and Amendments."

Conditions to the Exchange
 Offer......................  The Exchange Offer is subject to certain conditions, which may be waived by the Company in its sole discretion. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered or accepted for exchange. The Company reserves the right to (i) delay the acceptance of the Outstanding Notes for exchange, (ii) terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of certain conditions, (iii) extend the Expiration Date of the Exchange Offer and retain all of the Outstanding Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of the Outstanding Notes to withdraw their tendered Outstanding Notes, and (iv) waive any condition or otherwise amend the terms of the Exchange Offer in any respect. See "The Exchange Offer--Extensions and Amendments" and "-- Conditions to the Exchange Offer."

Procedures for Tendering
 Outstanding Notes..........

                              Each holder of Outstanding Notes wishing to accept the Exchange Offer must either (i) complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with either the certificates for such Outstanding Notes or, if such procedure is available, a Book-Entry Confirmation of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, or (ii) deliver such a Book-Entry Confirmation together with an Agent's Message (whereby the holder acknowledges its receipt of and agrees to be bound by the Letter of Transmittal), and any other required documentation, to the Exchange Agent at the address set forth herein. By executing the Letter of Transmittal or delivering an Agent's Message, each holder of Outstanding Notes will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer by the holder and any beneficial owner of such Outstanding Notes are being acquired in the ordinary course of business of the person receiving such Exchange Notes, (ii) neither the holder nor such beneficial owner has an arrangement or understanding with any person to participate in a distribution of such Exchange Notes, (iii) if such beneficial owner is not a broker-dealer, neither the holder nor such beneficial owner is engaged in or intends to engage in a distribution of such Exchange Notes, and (iv) neither the holder nor such beneficial owner is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

                              A Participating Broker-Dealer that receives
                              Exchange Notes for its own account pursuant to the Exchange Offer may be deemed an "underwriter" within the meaning of the Securities Act and, therefore, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that, for a period of up to 90 days after the consummation of the Exchange Offer, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer--Resales of Exchange Notes" and "Plan of Distribution."

Special Procedures for
 Beneficial Owners..........
                              Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Outstanding Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery
 Procedures.................  Holders of Outstanding Notes who wish to tender their Outstanding Notes and whose Outstanding Notes are not immediately available or who cannot complete the procedures for book-entry transfer of such Outstanding Notes or deliver the Letter of Transmittal or other required documents to the Exchange Agent prior to the Expiration Date must tender their Outstanding Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Procedures for Tendering Outstanding Notes--Guaranteed Delivery."

Withdrawal Rights...........  Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer-- Withdrawal Rights."

Certain Federal Income Tax
 Considerations.............

                              The exchange of the Outstanding Notes for Exchange Notes by tendering holders should not be a taxable exchange for U.S. federal income tax purposes, and such holders should not recognize any taxable gain or loss for U.S. federal income tax purposes as a result of such exchange. Holders of Exchange Notes will continue to be required to include interest on such Exchange Notes in gross income in accordance with their method of accounting for U.S. federal income tax purposes. Holders should review the information set forth under "Certain Federal Income Tax Considerations" for a discussion of certain U.S. tax considerations relating to the Exchange Notes prior to tendering the Outstanding Notes in the Exchange Offer.

Use of Proceeds.............
                              The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. Of the net proceeds of the Offering of the Outstanding Notes, approximately $77.0 million was used to pay in full all outstanding indebtedness under the Credit Agreement, and the balance will be used for general corporate purposes. See "Use of Proceeds."

Exchange Agent..............  Texas Commerce Bank National Association is
                              serving as Exchange Agent in connection with the Exchange Offer. See "The Exchange Offer--Exchange Agent."

                               THE EXCHANGE NOTES

Exchange Notes..............
                              $125,000,000 in aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2007, which have been registered under the Securities Act. The terms of the Exchange Notes are identical in all material respects to the terms of the respective Outstanding Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain provisions providing for an increase in the interest rate on the Outstanding Notes under circumstances relating to the timing of the Exchange Offer. See "Description of the Exchange Notes."

Maturity....................  May 15, 2007.

Interest on the Exchange      The Exchange Notes will bear interest at the rate
 Notes......................  of 9 1/2% per annum, payable semiannually on May
                              15 and November 15 of each year, commencing
                              November 15, 1997. Each Exchange Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Outstanding Note surrendered in exchange for such Exchange Note or, if no such interest has been paid or duly provided for on such Outstanding Note, from May 21, 1997. Interest on the Outstanding Notes accepted for exchange will cease to accrue upon issuance of the Exchange
                              Notes.

Optional Redemption.........  The Notes will be redeemable at the option of the
                              Company, in whole or in part, at any time on or after May 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to May 15, 2000, up to 33 1/3% of the aggregate principal amount of the Notes originally issued is redeemable at the option of the Company, in whole or in part, from time to time, at 109.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of one or more Equity Offerings, provided that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after such redemption. See "Description of the Exchange Notes--Optional Redemption."

Subsidiary Guaranties.......  The Exchange Notes will be fully and unconditionally guaranteed on an unsecured, senior subordinated basis by each of the Initial Subsidiary Guarantors under the Subsidiary Guaranties and by certain Restricted Subsidiaries if they become Significant Subsidiaries in the future. See "Description of the Exchange Notes-- Subsidiary Guaranties."

Subordination of Exchange
 Notes and Subsidiary
 Guaranties.................

                              The Exchange Notes and the Subsidiary Guaranties will be unsecured obligations of the Company and the Subsidiary Guarantors, as applicable. The Exchange Notes and each Subsidiary Guaranty will be subordinated in right of payment to all existing and any future Senior Indebtedness and will rank pari passu with any future senior subordinated indebtedness and senior to any future junior subordinated indebtedness of the Company or the applicable Subsidiary Guarantor, as the case may be. At June 30, 1997, (i) Senior Indebtedness was less than $1.0 million (not including $80.0 million of borrowing capacity available under the Credit Agreement, which, if borrowed, would be Senior Indebtedness), (ii) the Company had no senior subordinated indebtedness other than the Outstanding Notes and (iii) the total indebtedness and other liabilities (including trade payables, deferred taxes and accrued liabilities, but excluding any obligations owed to affiliates) of the Company's subsidiaries that are not Subsidiary Guarantors were less than $0.5 million. Subject to certain limitations set forth in the Indenture, the Company and its subsidiaries (including the Subsidiary Guarantors) may incur additional Indebtedness, including Indebtedness that would be senior to or pari passu with the Notes. See "Use of Proceeds," "Capitalization," "Description of Certain Senior Indebtedness" and "Description of the Exchange Notes."

Change of Control...........
                              Upon the occurrence of a Change of Control, the Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In the event of a Change of Control, there can be no assurance that the Company or the Subsidiary Guarantors will have the financial resources or be permitted under the terms of their other indebtedness to purchase the Notes. See "Risk Factors--Limitation on Purchase of Notes Upon the Occurrence of a Change of Control" and "Description of the Exchange Notes--Purchase at the Option of Holders Upon a Change of Control."

Certain Covenants...........  The Indenture pursuant to which the Outstanding
                              Notes were, and the Exchange Notes will be, issued contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to (i) incur additional Indebtedness, (ii) incur Indebtedness that is subordinate to Senior Indebtedness but senior to the Notes, (iii) pay dividends or make other distributions with respect to Capital Stock or Redeemable Stock or purchase, redeem or retire Capital Stock or Redeemable Stock or make other Restricted Payments, (iv) enter into certain transactions with Affiliates,

                              (v) create certain Liens, (vi) enter into certain consolidations, mergers and transfers of assets,
                              (vii) issue any Capital Stock of a Restricted Subsidiary or permit any Person other than the Company or a Wholly Owned Restricted Subsidiary to own such stock, (viii) permit any Restricted Subsidiary to suffer to exist certain types of restrictions on the ability of Restricted Subsidiaries to pay dividends and make other transfers of assets to the Company and other Restricted Subsidiaries and (ix) dispose of the proceeds of certain Asset Sales. All of these limitations are subject to a number of important qualifications. See "Description of the Exchange Notes-- Certain Covenants" and "--Merger, Consolidation and Sale of Substantially All Assets."

Listing.....................  None. See "Risk Factors--Lack of Public Market."

Sinking Fund................  None.

  For additional information with respect to the Exchange Notes (including defined terms), see "Description of the Exchange Notes."

                                  RISK FACTORS

  Prior to making an investment decision, prospective purchasers of the Exchange Notes should consider all of the information set forth in this Prospectus and should carefully evaluate the considerations set forth in "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The summary historical consolidated financial data set forth below have been derived from the Company's Consolidated Financial Statements and notes thereto contained elsewhere in this Prospectus. The financial data for the years ended December 31, 1996, 1995 and 1994 were derived from the audited consolidated financial statements of the Company. The financial data for the six months ended June 30, 1997 and 1996 were derived from the unaudited consolidated financial statements of the Company. The summary consolidated financial data are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                    SIX MONTHS
                                  ENDED JUNE 30,     YEAR ENDED DECEMBER 31,
                                  ----------------   -------------------------
                                   1997     1996      1996     1995     1994
                                  -------  -------   -------  -------  -------
                                    (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT  RATIOS)
INCOME STATEMENT DATA:
 Revenues:
 Oil and gas sales............... $39,269  $32,473   $72,012  $54,400  $53,559
 Dividends and interest..........     457      398       683    1,241    1,641
 Marketable security sales
  gains..........................   1,813    6,832    12,977   13,101    7,475
 Other...........................   1,860      227     1,017    2,939    2,681
                                  -------  -------   -------  -------  -------
   Total revenues................  43,399   39,930    86,689   71,681   65,356
                                  -------  -------   -------  -------  -------
 Costs and expenses:
 Production and operating........  13,561   11,491    23,970   20,690   22,313
 Purchased natural gas...........     773      642     1,462      727      759
 Depreciation, depletion and
  amortization...................  11,010    9,850    19,653   19,778   18,313
 Property impairments............      --   12,112    12,112    4,893      --
 Exploration.....................   4,139    2,196     4,176    5,801    4,130
 General and administrative......   4,931    4,940     9,364    8,193    6,502
 Interest expense................   3,355    2,728     5,452    5,618    3,907
                                  -------  -------   -------  -------  -------
   Total costs and expenses......  37,769   43,959    76,189   65,700   55,924
                                  -------  -------   -------  -------  -------
 Income (loss) before income
  taxes..........................   5,630   (4,029)   10,500    5,981    9,432
 Income tax expense (benefit)....   1,433     (173)    4,072    3,788      444
                                  -------  -------   -------  -------  -------
 Net income (loss)............... $ 4,197  $(3,856)  $ 6,428  $ 2,193  $ 8,988
                                  =======  =======   =======  =======  =======
OTHER FINANCIAL DATA:
 EBITDAX (1)..................... $21,864  $15,627   $38,233  $27,729  $26,666
 Operating cash flows............  17,047   13,432    34,287   20,541   24,334
 Capital expenditures (2)........  39,917   19,587    46,231   31,052   73,186
 Ratios:
 Ratio of earnings to fixed
  charges (3)
  Historical.....................     2.7x    (0.5)x     2.9x     2.1x     3.4x
  As adjusted (4)................     1.7x     N/A       1.5x     N/A      N/A
 Ratio of EBITDAX to fixed
  charges (1)(3)
  Historical.....................     6.5x     5.7x      7.0x     4.9x     6.8x
  As adjusted (4)................     3.5x     N/A       3.1x     N/A      N/A
 Ratio of total debt to EBITDAX
  (1)
  Historical.....................     N/A      N/A       2.1x     2.7x     2.9x
  As adjusted (4)................     N/A      N/A       3.3x     N/A      N/A

                         AT JUNE 30, 1997
                         ----------------
                           (UNAUDITED)
                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash
  equivalents..........      $ 28,110
 Working capital (5)...        24,910
 Marketable
  securities...........         6,075
 Net property, plant
  and equipment........       204,242
 Total assets..........       255,443
 Long-term debt........       124,261
 Stockholders' equity..       102,473

                                               (See footnotes on following page)

- --------
(1) EBITDAX is not a generally accepted accounting measure, but is presented as a supplemental financial indicator of the Company's ability to service or incur debt. EBITDAX is calculated by adding interest expense, income tax expense, depreciation, depletion and amortization, property impairment costs and exploration costs to net income (excluding marketable security sales gains and dividends and interest). EBITDAX should not be considered in isolation or as a substitute for net income, operating cash flow or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.
(2) Consist of costs incurred by the Company in connection with its oil and gas acquisition, development and exploration activities, and, in certain years, costs relating to the reconditioning of its gas plants. See Note 6 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense.

(4) The as adjusted ratios for the six months ended June 30, 1997 and the year ended December 31, 1996 give effect to the termination of the Company's Maljamar project financing credit facility, the Offering and the application of the estimated net proceeds of the Offering as if such transactions had occurred at the beginning of the indicated period. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources-- Credit Agreement."

(5) Working capital represents the difference between current assets and current liabilities.

                       SUMMARY RESERVE AND OPERATING DATA

  The following tables set forth summary reserve and operating data at the dates and for the periods indicated. The summary information relating to the Company's proved reserves, estimated future net revenues and Present Values at December 31, 1996, 1995 and 1994 is derived from estimates prepared by DeGolyer and MacNaughton (as to United States properties) and Gilbert Lausten Jung Associates Ltd. (as to Canadian properties), each of which is a firm of independent petroleum engineers. Estimates of proved reserves and future net revenues from which Present Values are derived are based on year end prices of oil and gas held constant (except to the extent a contract specifically provides otherwise) in accordance with SEC regulations. The prices of oil and gas at December 31, 1996 used to estimate the Company's proved reserves and future net revenues from which Present Value is derived were substantially higher than the prices used in previous years to make such estimates and substantially higher than oil and gas prices at August 29, 1997. For additional information regarding the effect of prices on proved reserves, estimated future net revenues and Present Values, see "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues" and "Business and Properties--Oil and Gas Reserves."

                                                          AT DECEMBER 31,
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
PROVED RESERVES:
  Oil and NGLs (MBbl)...............................   31,612   32,208   23,430
  Natural gas (MMcf)................................  113,377  109,915  107,920
   Oil equivalents (MBOE)...........................   50,508   50,527   41,417
  Estimated future net revenues before income
   taxes............................................ $705,723 $401,037 $272,776
  Present Value..................................... $414,314 $235,416 $160,804
  Standardized Measure of Discounted Future Net Cash
   Flows(1)......................................... $317,180 $194,602 $142,032

                                          SIX MONTHS
                                        ENDED JUNE 30,  YEAR ENDED DECEMBER 31,
                                        --------------- -----------------------
                                         1997    1996    1996    1995    1994
                                        ------- ------- ------- ------- -------
PRODUCTION VOLUMES:
  Oil and NGLs (MBbl)..................   1,433   1,284   2,776   2,332   2,277
  Natural gas (MMcf)(2)................   6,063   6,390  12,288  12,171  11,076
   Oil equivalents (MBOE)(2)...........   2,444   2,349   4,824   4,361   4,123
WEIGHTED AVERAGE SALES PRICES(3):
  Oil (per Bbl)........................  $18.57  $18.09 $ 18.81 $ 16.91 $ 15.60
  Natural gas (per Mcf)(2).............    2.22    1.61    1.77    1.37    1.73
  NGLs (per Bbl) ......................   13.97   11.89   13.36   10.11    9.00
   Oil equivalents (per BOE)(2)........   16.07   13.82   14.93   12.47   12.99
SELECTED EXPENSES PER BOE(4):
  Lease operating .....................   $4.68   $4.07 $  4.14 $  4.06 $  4.54
  Production taxes.....................    0.98    0.92    0.93    0.78    0.97
  Depreciation, depletion and
   amortization........................    4.60    4.28    4.16    4.62    4.53
  General and administrative...........    2.06    2.14    1.98    1.92    1.61

- --------
(1) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value (using an annual discount rate of 10%) of estimated future net revenues from the production of proved reserves, after giving effect to income taxes. See the Supplemental Financial Information attached to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for additional information regarding the disclosure of the Standardized Measure of Discounted Future Net Cash Flows.

(2) Calculated giving effect to volumes of natural gas purchased for resale as follows: first six months of 1997--301 MMcf, first six months of 1996--269 MMcf, 1996--605 MMcf, 1995--500 MMcf and 1994--469 MMcf.
(3) Reflects results of hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters."
(4) Calculated without giving effect to volumes of natural gas purchased for resale.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Exchange Notes offered hereby.

SUBORDINATION OF NOTES AND SUBSIDIARY GUARANTIES

  The Outstanding Notes are and the Exchange Notes will be subordinated in right of payment to all existing and any future Senior Indebtedness of the Company. The Outstanding Notes rank and the Exchange Notes will rank pari passu with any future senior subordinated indebtedness of the Company and senior to any future junior subordinated indebtedness of the Company. Each Subsidiary Guaranty of a Subsidiary Guarantor will be subordinated in right of payment to all existing and any future Senior Indebtedness of such Subsidiary Guarantor, will rank pari passu with any future senior subordinated indebtedness of such Subsidiary Guarantor and will rank senior to any future junior subordinated indebtedness of such Subsidiary Guarantor. At June 30, 1997, the Company had less than $1.0 million of Senior Indebtedness outstanding (not including $80.0 million of borrowing capacity available under the Credit Agreement, which, if borrowed, would be Senior Indebtedness), and no senior subordinated indebtedness outstanding other than the Outstanding Notes. In addition, the Indenture governing the Notes limits, but does not prohibit, the incurrence by the Company and the Subsidiary Guarantors of additional Indebtedness that is senior in right of payment to the Notes or the Subsidiary Guaranties. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company or upon acceleration of the Notes due to an Event of Default, the assets of the Company will be available to pay obligations of the Notes only after all Senior Indebtedness of the Company has been paid in full in cash, and the assets of each Subsidiary Guarantor will be available to pay its Subsidiary Guaranty only after all Senior Indebtedness of such Subsidiary Guarantor has been paid in full in cash. In such circumstances, there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. The holders of any Indebtedness of the Company's subsidiaries other than the Subsidiary Guarantors will be entitled to payment thereof from the assets of such subsidiaries prior to the holders of any unsecured obligations of the Company, including the Notes. At June 30, 1997, the total indebtedness and other liabilities (including trade payables, deferred taxes and accrued liabilities, but excluding any obligations owed to affiliates) of the Company's subsidiaries that are not Subsidiary Guarantors were less than $0.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Certain Senior Indebtedness" and "Description of the Exchange Notes--Subordination" and "--Subsidiary Guaranties."

  The Notes and the Subsidiary Guaranties are unsecured and will be effectively subordinated to any secured indebtedness of the Company or the appropriate Subsidiary Guarantor, as applicable. Each of the Initial Subsidiary Guarantors has guaranteed the payment of indebtedness outstanding from time to time under the Credit Agreement, which indebtedness will constitute Senior Indebtedness. In addition, any Senior Indebtedness of the Company or any Subsidiary Guarantor (including the Credit Agreement) may be secured by all or a portion of the assets of the Company or such Subsidiary Guarantor, as appropriate. The ability of the Company to comply with the provisions of the Credit Agreement or any other Senior Indebtedness may be affected by events beyond the Company's control. The breach of any such provisions could result in a default under the Credit Agreement or any other Senior Indebtedness, in which case, depending on the actions taken by the lenders thereunder, or their successors or assignees, such lenders could elect to declare all amounts borrowed under the Credit Agreement or any other Senior Indebtedness, together with accrued interest, to be due and payable, and the Company and the Subsidiary Guarantors could be prohibited from making payments of interest and principal on the Notes until the default is cured or all Senior Indebtedness is paid or satisfied in full. In addition, such lenders could proceed against any collateral securing the payment of such indebtedness, which collateral could constitute a significant portion or all of the Company's assets. See "Description of Certain Senior Indebtedness" and "Description of the Exchange Notes--Subordination."

CONSEQUENCES OF A FAILURE TO EXCHANGE OUTSTANDING NOTES

  The Outstanding Notes have not been registered under the Securities Act or any state securities laws, and, therefore, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions, including the right of the Company and the Trustee (as defined) in certain cases to require the delivery of opinions of counsel, certifications and other information prior to any such transfer. Outstanding Notes that remain outstanding after the consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Outstanding Notes that remain outstanding will not be entitled to any rights to have such Outstanding Notes registered under the Securities Act or to any similar rights under the Registration Agreement (subject to certain limited exceptions). The Company currently intends to register under the Securities Act Outstanding Notes that remain outstanding after consummation of the Exchange Offer only if such Outstanding Notes are held by Initial Purchasers or persons ineligible to participate in the Exchange Offer (other than due solely to the status of such person as an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act). See "Description of the Exchange Notes--Registration Agreement." If Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Outstanding Notes is likely to diminish; accordingly, holders who do not tender their Outstanding Notes may encounter difficulties in selling such notes following the Exchange Offer. The Exchange Notes and any Outstanding Notes that remain outstanding after consummation of the Exchange Offer will constitute a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of the Notes have taken certain actions or exercised certain rights under the Indenture.

  The Outstanding Notes provide that if (i) by July 21, 1997, neither an exchange offer registration statement nor a resale shelf registration statement has been filed, (ii) by September 18, 1997, neither an exchange offer registration statement has been declared effective nor a resale shelf registration statement has been filed, (iii) by October 20, 1997, neither an exchange offer has been consummated nor a resale shelf registration statement has been declared effective or (iv) either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain exceptions), Special Interest (as defined) will accrue and be payable semiannually until such time as all such Registration Defaults (as defined) have been cured. Following consummation of the Exchange Offer, neither the Outstanding Notes nor the Exchange Notes will be entitled to any increase in the interest rate thereon (subject to certain limited exceptions). See "Description of the Exchange Notes" and "Description of the Outstanding Notes".

LIMITATION ON PURCHASE OF NOTES UPON THE OCCURRENCE OF A CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, the Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. If a Change of Control were to occur, there can be no assurance that the Company and the Subsidiary Guarantors would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for all Notes tendered by the holders thereof. The Credit Agreement contains, and any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness or other senior subordinated indebtedness) to which the Company or a Subsidiary Guarantor becomes a party may contain, restrictions on the purchase of Notes. If a Change of Control occurs at a time when the Company and the Subsidiary Guarantors are unable to purchase the Notes (due to insufficient financial resources, contractual prohibition or otherwise), such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement and may constitute a default under the terms of any other indebtedness of the Company or the Subsidiary Guarantors then outstanding. In such circumstances, the subordination provisions in the Indenture would likely prohibit payments to holders of Notes. See "Description of the Exchange Notes--Subordination" and "--Purchase at the Option of Holders Upon a Change of Control". The definition of "Change of Control" in the Indenture includes a sale, lease, conveyance or transfer of "all or substantially all" of the assets of the Company and certain of its Restricted Subsidiaries, taken as a whole, to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of the Notes to require the Company to purchase such Notes as a result of a sale, lease, conveyance or transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain.

FRAUDULENT CONVEYANCE

  If a court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, or the Company as a debtor-in-possession, were to determine under relevant federal or state fraudulent conveyance statutes that the Company did not receive fair consideration or reasonably equivalent value for incurring indebtedness, including the Notes, and that, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then such court, subject to applicable statutes of limitation, could void the Company's obligations under the Notes, subordinate the Notes to other indebtedness of the Company or take other action detrimental to the holders of the Notes.

  The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than the fair value or the fair saleable value of all of that company's property or if the present fair saleable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the Notes, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate indebtedness, including the Notes, to the claims of all existing and future creditors on similar grounds. The Company believes that, after giving effect to the Offering, the Company was (i) neither insolvent nor rendered insolvent by the incurrence of indebtedness in connection with the Offering, (ii) in possession of sufficient capital to run its business effectively and (iii) incurring debts within its ability to pay as the same mature or become due.

  In addition, the Subsidiary Guaranties may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit brought by or on behalf of creditors of the Subsidiary Guarantors. In such a case, the analysis set forth above would generally apply, except that the Subsidiary Guaranties could also be subject to the claim that, since the Subsidiary Guaranties were incurred for the benefit of the Company (and only indirectly for the benefit of the Subsidiary Guarantors), the obligations of the Subsidiary Guarantors thereunder were incurred for less than fair consideration or reasonably equivalent value. A court could void the Subsidiary Guarantors' obligations under the Subsidiary Guaranties, subordinate the Subsidiary Guaranties to other indebtedness of the Subsidiary Guarantors or take other action detrimental to the holders of the Notes. See "Description of Certain Senior Indebtedness" and "Description of the Exchange Notes."

VOLATILITY OF OIL AND GAS PRICES

  The Company's financial condition, results of operations and future growth and the carrying value of its proved reserves are substantially dependent upon the price of, and demand for, oil and gas. Historically, the markets for oil and gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the Company's control. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, the availability of pipeline capacity, political conditions in the Middle East, domestic and foreign supplies of oil and gas, the price and level of foreign imports and overall economic conditions. It is impossible to predict future oil and gas price movements with any certainty. Any significant and extended decline in the price of oil or gas would adversely affect the Company's financial condition and results of operations, and could result in a reduction in the carrying value of the Company's proved reserves and adversely affect its access to capital. See "--Uncertainty of Estimates of Reserves and Future Net Revenues" and "--Property Impairment Charges."

REPLACEMENT AND EXPANSION OF RESERVES

  The Company's financial condition and results of operations depend substantially upon its ability to acquire or find and successfully develop additional oil and gas reserves. The proved reserves of the Company will generally decline as its reserves are produced, except to the extent that the Company acquires properties containing proved reserves or conducts successful development, exploitation or exploration activities. At December 31, 1996, the Company's proved reserves were comprised of approximately 90% proved developed reserves, and the Company does not have a large inventory of development drilling locations or enhanced recovery projects to pursue after 1997. If the Company is unable to economically acquire or find significant new reserves for development and exploitation, the Company's oil and gas production, and thus its revenue, would likely decline gradually as its reserves are produced.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

  There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the Company's control. The reserve information set forth in this Prospectus represents estimates only. Although the Company believes such estimates to be reasonable, reserve estimates are imprecise and should be expected to change as additional information becomes available.

  Estimates of oil and gas reserves, by necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. Estimates of economically recoverable oil and gas reserves and of future net revenues necessarily depend upon a number of factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Any significant variance in the assumptions could materially affect estimates of economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom. Moreover, there can be no assurance that the Company's reserves will ultimately be produced or that its proved undeveloped reserves will be developed within the periods anticipated. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

  The Present Values referred to in this Prospectus should not be construed as the current market value of the proved reserves attributable to the Company's oil and gas properties. In accordance with applicable SEC requirements, proved reserves and the future net revenues from which Present Value is derived are estimated using prices and costs at the date of the estimate held constant (except to the extent a contract specifically provides otherwise). Actual future prices and costs may differ materially. The estimates at December 31, 1996 of the Company's proved reserves and the future net revenues from which Present Value is derived were made using weighted average sales prices of $24.63 per Bbl of oil and $3.45 per Mcf of natural gas at that date, which prices were substantially higher than the prices used in previous years to make such estimates and substantially higher than oil and gas prices at August 29, 1997. The closing price on the New York Mercantile Exchange ("NYMEX") for the prompt month futures contract for delivery of West Texas Intermediate Crude Oil on December 31, 1996 and August 29, 1997 was $25.92 and $19.61 per Bbl, respectively. The closing price on the NYMEX for the prompt month futures contract for natural gas delivered at Henry Hub, Louisiana on December 31, 1996 and August 29, 1997 was $2.76 and $2.71 per MMBtu, respectively. For additional information regarding the effect of prices on proved reserves, estimated future net revenues and Present Values, see "Business and Properties--Oil and Gas Reserves." In addition, actual future net revenues from proved reserves will be affected by factors such as the amount and timing of actual production and the incurrence of expenses, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. Furthermore, the 10% discount factor that the SEC requires the Company to use in calculating Present Values is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general.

PROPERTY IMPAIRMENT CHARGES

  During 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property (rather than a company-wide) basis. Applying SFAS No. 121, the Company recognized non-cash property impairment charges of $12.1 million in 1996 and $4.9 million in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations." Significant declines in oil or gas prices or downward revisions of reserve estimates could adversely impact the Company's estimates of future net revenues from its proved reserves and consequently could result in future non-cash impairment charges against the Company's income.

IMPACT ON NET INCOME OF MARKETABLE SECURITY SALES GAINS

  The Company's net income during the three-year period ended December 31, 1996 and the six months ended June 30, 1997 was positively impacted by its sales of marketable securities. The Company recognized pretax gains from such sales of $13.0 million in 1996, $13.1 million in 1995, $7.5 million in 1994 and $1.8 million in the first six months of 1997. In the absence of such gains, the Company would have reported net losses in 1996 and 1995, and its net income in 1994 and the first six months of 1997 would have been reduced. The Company plans to liquidate the remainder of its marketable securities (valued at $6.1 million at June 30, 1997) in 1997. Accordingly, the positive impact that sales of marketable securities have had on the Company's net income is not expected to continue beyond 1997.

ACQUISITION RISKS

  The Company expects to continue to evaluate and pursue acquisition opportunities. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections generally are not performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may not be willing or financially able to give contractual protection against such problems, and the Company may decide to assume environmental and other liabilities in connection with acquired properties. There can be no assurance that the Company's acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on the Company's financial condition and results of operations.

DRILLING AND OPERATING RISKS

  Drilling activities are subject to many risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, many of which are beyond its control, including economic conditions, mechanical problems, pressure or irregularities in formations, title problems, weather conditions, compliance with governmental requirements and shortages in or delays in the delivery of equipment and services. Such equipment shortages and delays sometimes involve drilling rigs, especially in Canada, where weather conditions result in a short drilling season, causing a high demand for rigs by a large number of companies during a relatively short period of time. The Company's future drilling activities may not be successful. Lack of drilling success could have a material adverse effect on the Company's financial condition and results of operations.

  In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, pollution and other environmental risks are inherent in oil and gas development, exploitation, exploration, production and gathering. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance that it believes is in accordance with customary industry practices, but, as is common in the oil and gas industry, the Company does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations. See "Business and Properties-- Drilling and Operating Risks."

RISK OF HEDGING ACTIVITIES

  In order to reduce its exposure to price risks in the sale of its oil, natural gas and NGLs, the Company has entered into and may in the future enter into hedging contracts. The Company's hedging contracts apply to only a portion of its production and provide only limited price protection against fluctuations in the oil and gas markets. If the Company's reserves are not produced at rates equivalent to the hedged position, the Company would be required to satisfy its obligations under its hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage the risks associated with fluctuations in oil and gas prices. Additionally, to the extent that the Company enters into hedging contracts, it may be prevented from realizing the benefits of price increases above the level of the hedges. Such hedging contracts are also subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse effect on the Company's financial condition and results of operations. Adjustments to oil and gas sales from the Company's hedging activities resulted in a reduction in the Company's revenues of $6.9 million and $1.8 million, respectively, for the year ended December 31, 1996 and the six months ended June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters."

COMPETITION

  The Company operates in the highly competitive areas of oil and gas acquisition, development, exploitation, exploration, production and gathering. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing and transporting its oil and gas production, the Company faces intense competition from both major and independent oil and gas companies, many of which have substantially larger financial resources, staffs and facilities than the Company. See "Business and Properties--Competition."

SUBSTANTIAL CAPITAL REQUIREMENTS

  The Company makes, and will continue to make, substantial capital expenditures for the acquisition, development, exploitation and production of, and the exploration for, oil and gas reserves. The Company's capital expenditures for oil and gas activities, including property acquisitions, were approximately $46.2 million in 1996. The Company anticipates that such expenditures, including $15.9 million used to purchase certain properties in the Welder Ranch area located in Refugio and Goliad Counties, Texas in June and August 1997 and an additional $3.0 million budgeted for the acquisition of properties within the same geologic trend as the Welder Ranch properties, but otherwise excluding property acquisitions, will total approximately $72.4 million in 1997. The Company intends to finance such capital expenditures with funds provided by internally generated cash flows, including the sale of its remaining marketable securities, and the balance of the net proceeds of the Offering of the Outstanding Notes. If the Company's internally generated cash flows are less than anticipated or its capital needs are greater than anticipated, the Company may borrow funds under the Credit Agreement or seek additional equity or debt financing.

  The Credit Agreement limits the amount of consolidated senior funded debt (defined in the Credit Agreement to exclude the Notes but include indebtedness under the Credit Agreement and other indebtedness for borrowed money and similar obligations) that the Company may borrow to the borrowing base in effect from time to time under the Credit Agreement, as determined by the banks that are parties thereto. Various factors (including declines in the price of oil or gas) could result in a reduction of the Company's borrowing base under the Credit Agreement. If the Company's consolidated senior funded debt exceeds the amount of the reduced borrowing base, the Company would be required to make principal payments under the Credit Agreement to bring the total amount of consolidated senior funded debt outstanding in compliance with the revised borrowing base. No assurance can be given that the Company will not be required to make such mandatory prepayments in the future. See "--Uncertainty of Estimates of Reserves and Future Net Revenues" and "Description of Certain Senior Indebtedness."

  If the Company's cash flow from operations, the balance of the net proceeds of the Offering and the availability under the Credit Agreement are not sufficient to satisfy its cash requirements, there can be no assurance that additional equity or debt financing will be available to meet such requirements. Even if such alternative financing is available, there can be no assurance that the terms of such financing will be acceptable to the Company. If acceptable financing is not available, any future property acquisitions and the Company's development, exploitation and exploration activities may be curtailed.

  In the last several years, the Company has funded a significant portion of its capital expenditures by liquidating portions of its portfolio of marketable securities. It expects to liquidate the remainder of its marketable securities during 1997. Accordingly, this source of funds is not expected to be available after 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

INTERNATIONAL OPERATIONS

  The Company's Canadian operations represented approximately 15% of its total proved reserves at December 31, 1996 and approximately 20% of its total revenues for the year ended December 31, 1996, and are expected to represent a significant portion of its operations in the future. The Company continues to evaluate other international investment opportunities and has allocated approximately $192,000 of its 1997 capital expenditures budget for this purpose, but currently has no binding agreements or commitments to conduct any material international oil and gas exploration or development activities other than in Canada. The Company's Canadian operations, and any other international operations that the Company may conduct in the future, may be adversely affected by local political and economic developments, exchange controls, foreign currency fluctuations, export duties and quotas, domestic and international customs and tariffs, changing taxation policies and other governmental regulations. In addition, the Company receives a substantial portion of its revenue in Canadian dollars. As a result, fluctuations in the exchange rate of the Canadian dollar with respect to the U.S. dollar could have an adverse effect on the Company's financial position, results of operations and cash flows.

MARKETABILITY OF PRODUCTION

  The marketability of the Company's natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of the Company's natural gas is delivered through gas gathering systems and gas pipelines that are not owned by the Company. Federal, state, provincial and local regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and gas. Any dramatic change in market factors could have a material adverse effect on the Company's financial condition and results of operations. See "Business and Properties-- Marketing of Production" and "--Governmental Regulation."

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS

  The Company's business is subject to federal, state, provincial and local laws and regulations relating to the development, exploitation, production and gathering of, and the exploration for, oil and gas, including those relating to the protection of the environment. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company's financial condition and results of operations. In addition, the discharge of oil, gas or other pollutants, or wastes or hazardous or toxic substances, into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties, and may require the Company to incur substantial costs of remediation. No assurance can be given that existing environmental and other governmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's financial condition and results of operations. See "Business and Properties--Governmental Regulation" and "--Environmental Matters."

DEPENDENCE ON KEY PERSONNEL

  The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties (including through enhanced recovery methods) and marketing oil and gas production. The ability of the Company to retain such officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. The Company does not maintain key man life insurance on any of its officers or employees. See "Management."

LACK OF PUBLIC MARKET

  The Outstanding Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. The Outstanding Notes have not been registered under the Securities Act and will continue to be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes. See "-- Consequences of a Failure to Exchange Outstanding Notes." Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by holders thereof (who are not affiliates of the Company or broker-dealers) without compliance with the registration and prospectus delivery requirements of the Securities Act, they will constitute a new issue of securities with no established trading market. The Company has been advised by the Initial Purchasers that the Initial Purchasers currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so, and any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and may be limited during the Exchange Offer. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from face value and at a discount from the initial offering price of the Outstanding Notes, depending upon prevailing interest rates, the market for similar securities and other factors including general economic conditions and the financial condition of the Company. The Company does not intend to apply for a listing or quotation of the Exchange Notes on any securities exchange or stock market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The liquidity of, and trading market for, the Exchange Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading market independent of the financial performance of, and prospects for, the Company.

  Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market, if any, for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the Notes.

  Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that, for a period of up to 90 days after the consummation of the Exchange Offer, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. However, under certain circumstances, the Company has the right to require that Participating Broker-Dealers suspend the resale of Exchange Notes pursuant to this Prospectus. Notwithstanding that the Company may cause the resale of Exchange Notes pursuant to this Prospectus to be suspended, the Company has no obligation to extend the 90-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with such resales. See "The Exchange Offer--Resales of Exchange Notes."

EXCHANGE OFFER ELIGIBILITY AND PROCEDURES

  Any holder of the Outstanding Notes who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or any broker-dealer who purchased Outstanding Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Outstanding Notes unless such sale or transfer is made pursuant to an exemption from such requirements. See "The Exchange Offer--Resales of Exchange Notes."

  Each holder of Outstanding Notes who wishes to exchange its Outstanding Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company set forth in "The Exchange Offer-- Acceptance for Exchange and Issuance of Exchange Notes."

  Issuance of the Exchange Notes in exchange for the Outstanding Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of the required documents. Therefore, holders of the Outstanding Notes desiring to tender such Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes for exchange. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," regarding proved reserves, estimated future net revenues, Present Values, planned capital expenditures (including the amount and nature thereof), increases in oil and gas production, the number of wells anticipated to be drilled in 1997 and thereafter and the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on its business or operations. Among the factors that could cause actual results to differ materially from the Company's expectations are general economic conditions, competition, domestic and foreign government regulations, fluctuations in oil and gas prices and the other factors set forth in "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors. The Company assumes no obligation to update any such forward-looking statements.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  In connection with the sale of the Outstanding Notes, the Company and the Initial Subsidiary Guarantors entered into the Registration Agreement with the Initial Purchasers, pursuant to which the Company and the Initial Subsidiary Guarantors agreed to file and to use their reasonable best efforts to cause to become effective with the SEC a registration statement with respect (subject to certain exceptions) to the exchange of the Outstanding Notes for debt securities with terms identical in all material respects to the terms of the Outstanding Notes. A copy of the Registration Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Description of the Exchange Notes--Registration Agreement."

  The Exchange Offer is being made to satisfy the contractual obligations of the Company and the Initial Subsidiary Guarantors under the Registration Agreement. The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that: (i) the Exchange Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Outstanding Notes and will not be entitled to resale registration under the Registration Agreement (subject to certain limited exceptions), although the Registration Agreement does provide for prospectus delivery procedures to assist resales of Exchange Notes; and (ii) the Exchange Notes will not provide for any increase in the interest rate thereon (subject to certain limited exceptions). In that regard, the Outstanding Notes provide that if (i) by July 21, 1997, neither an exchange offer registration statement nor a resale shelf registration statement has been filed, (ii) by September 18, 1997, neither an exchange offer registration statement has been declared effective nor a resale shelf registration statement has been filed, (iii) by October 20, 1997, neither an exchange offer has been consummated nor a resale shelf registration statement has been declared effective or (iv) either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain exceptions), Special Interest will accrue and be payable semiannually until such time as all such Registration Defaults have been cured. See "Risk Factors--Consequences of a Failure to Exchange Outstanding Notes" and "Description of the Outstanding Notes."

  The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Outstanding Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

  Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means (i) any person in whose name the Outstanding Notes are registered on the books of the Company, (ii) any other person who has obtained a properly completed bond power from the registered holder or (iii) any person whose Outstanding Notes are held of record by The Depository Trust Company (the "Depository") who desires to deliver such Outstanding Notes by book-entry transfer at the Depository. Persons holding Outstanding Notes through the Depository and wishing to accept the Exchange Offer must do so pursuant to the Depository's Automated Tender Offer Program. See "--Procedures for Tendering Outstanding Notes--Book-Entry Transfer."

TERMS OF THE EXCHANGE OFFER

  The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $125,000,000 aggregate principal amount of Exchange Notes for a like aggregate principal amount of Outstanding Notes properly tendered prior to the Expiration Date and not properly withdrawn in accordance with the procedures described below. The Company will issue, promptly after the Expiration Date, an aggregate principal amount of up to $125,000,000 of Exchange Notes in exchange for a like aggregate principal amount of Outstanding Notes tendered and accepted in connection with the Exchange Offer. The term

"Expiration Date" means 5:00 p.m., New York City time, on
                    , 1997, unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Holders may tender their Outstanding Notes in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered or accepted for exchange. As of the date of this Prospectus, $125,000,000 aggregate principal amount of Outstanding Notes is outstanding.

  Holders of Outstanding Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Outstanding Notes that are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Agreement, except under limited circumstances. See "Risk Factors--Consequences of a Failure to Exchange Outstanding Notes," "Description of the Exchange Notes--Registration Agreement" and "Description of the Outstanding Notes."

  If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Outstanding Notes will be returned, without expense, to the tendering holder thereof (or, in the case of Outstanding Notes tendered pursuant to the procedures for book-entry transfer described below, such Outstanding Notes will be credited to an account maintained with the Depository for the Outstanding Notes) promptly after the Expiration Date. Holders who tender Outstanding Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions herein and in the Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses" and "--Transfer Taxes."

  NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

EXTENSIONS AND AMENDMENTS

  The Company expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Outstanding Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Outstanding Notes have theretofore been accepted for exchange) if the Company determines, in its sole and absolute discretion, that any of the events or conditions referred to under "--Conditions to the Exchange Offer" have occurred or exist or have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Outstanding Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Outstanding Notes to withdraw their tendered Outstanding Notes as described under "--Withdrawal Rights," and (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

  Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF EXCHANGE NOTES

  Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, Exchange Notes for Outstanding Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "--Withdrawal Rights") promptly after the Expiration Date. In all cases, delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for such Outstanding Notes or a confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Outstanding Notes into the Exchange Agent's account at the Depository's book-entry transfer facility system (the "Book-Entry Transfer Facility") pursuant to the procedures for book-entry transfer described under "--Procedures for Tendering Outstanding Notes--Book-Entry Transfer," if available, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Outstanding Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against the participant.

  Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Outstanding Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent of the Company's acceptance of such Outstanding Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Outstanding Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Outstanding Notes, Letters of Transmittal and related documents and transmitting Exchange Notes to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever, acceptance for exchange or the exchange of any Outstanding Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of Outstanding Notes) or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Outstanding Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Outstanding Notes and such Outstanding Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

  By tendering, a holder of Outstanding Notes will represent to the Company that (i) it has full power and authority to tender, exchange, sell, assign and transfer the tendered Outstanding Notes and to acquire the Exchange Notes issuable upon exchange thereof, (ii) the Company will acquire good, marketable and unencumbered title to the tendered Outstanding Notes, free and clear of all liens, restrictions, charges and encumbrances, and (iii) the Outstanding Notes tendered for exchange are not subject to any adverse claims or proxies. In addition, by tendering, the holder will represent to the Company that (i) the Exchange Notes acquired pursuant to the Exchange Offer by the holder and any beneficial owner of the tendered Outstanding Notes are being acquired in the ordinary course of business of the person receiving such Exchange Notes, (ii) neither the holder nor such beneficial owner has an arrangement or understanding with any person to participate in a distribution of such Exchange Notes, (iii) if such beneficial owner is not a broker-dealer, neither the holder nor such beneficial owner is engaged in or intends to engage in a distribution of such Exchange Notes and (iv) neither the holder nor such beneficial owner is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. See "--Resales of Exchange Notes." The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Outstanding Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

 Valid Tender

  In order for Outstanding Notes to be validly tendered pursuant to the Exchange Offer, (a) the Exchange Agent must receive prior to the Expiration Date a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, and either (i) the certificates for such Outstanding Notes or (ii) a Book-Entry Confirmation of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the procedures for book-entry transfer described below, if available, or (b) the Exchange Agent must receive prior to the Expiration Date a Book-Entry Confirmation of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility with an Agent's Message and any other required documents or
(c) the holder must comply with the guaranteed delivery procedures set forth below. Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

  If less than all of the Outstanding Notes are tendered, a tendering holder should fill in the amount of Outstanding Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

  THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

 Book-Entry Transfer

  The Exchange Agent will establish an account with respect to the Outstanding Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility may make a book-entry delivery of the Outstanding Notes by causing the Depository to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Depository's procedures for transfers. Although delivery of Outstanding Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry

Transfer Facility, the Letter of Transmittal or an Agent's Message must in any case be transmitted to and received by the Exchange Agent at one of the Exchange Agent's addresses set forth under "--Exchange Agent" prior to the Expiration Date, or the guaranteed delivery procedures set forth below must be complied with.

  The Depository's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through the Book-Entry Transfer Facility. To accept the Exchange Offer through ATOP, participants in the Book-Entry Transfer Facility must send electronic instructions to the Depository through the Depository's communication system in place of sending a signed, hard copy Letter of Transmittal. The Depository is obligated to communicate those electronic instructions to the Exchange Agent. To tender Outstanding Notes through ATOP, the electronic instructions sent to the Depository and transmitted by the Depository to the Exchange Agent must contain the character (i.e., the Agent's Message) by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

  DELIVERY OF DOCUMENTS TO THE DEPOSITORY IN ACCORDANCE WITH THE DEPOSITORY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. THE LETTER OF TRANSMITTAL OR AN AGENT'S MESSAGE MUST BE RECEIVED BY THE EXCHANGE AGENT ON OR
PRIOR TO              , 1997.

 Signature Guarantees

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Outstanding Notes surrendered for exchange are tendered (i) by a registered holder of the Outstanding Notes (or by a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of such Outstanding Notes) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal and the Exchange Notes are being issued directly to such registered holder (or deposited into the participant's account at the Book-Entry Transfer Facility) or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution", including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or
(v) a savings association that is a participant in a Securities Transfer Association (collectively, "Eligible Institutions").If Outstanding Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Outstanding Notes surrendered for exchange must be endorsed by or be accompanied by appropriate bond powers duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.

 Guaranteed Delivery

  If a holder desires to tender Outstanding Notes pursuant to the Exchange Offer and (i) the certificates for such Outstanding Notes are not immediately available, (ii) such holder cannot complete the procedures for book-entry transfer of the Outstanding Notes on a timely basis or (iii) time will not permit the Letter of Transmittal or other required documents to reach the Exchange Agent before the Expiration Date, such Outstanding Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

  (i) such tenders are made by or through an Eligible Institution;

  (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent, as provided below, prior to the Expiration Date; and

  (iii) the certificates representing all tendered Outstanding Notes, in proper form for transfer, or a Book-Entry Confirmation with respect to such Outstanding Notes, together with a properly completed and duly executed Letter of Transmittal or an Agent's Message, and any other required documents, are received by the Exchange Agent within five New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile, overnight courier or mail, to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice.

  Notwithstanding any other provision hereof, the delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of (i) Outstanding Notes, or a Book-Entry Confirmation with respect to such Outstanding Notes, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or an Agent's Message and (iii) any other required documents. Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when Outstanding Notes, Book-Entry Confirmations with respect to Outstanding Notes and other required documents are received by the Exchange Agent. The Company's acceptance for exchange of Outstanding Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer.

 Determination of Validity

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered Outstanding Notes and the validity and form of any other required documents will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the view of counsel to the Company, be unlawful. No tender of Outstanding Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "--Conditions to the Exchange Offer" or any condition or irregularity in any tender of Outstanding Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

  A beneficial owner of Outstanding Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial owner wishes to participate in the Exchange Offer. If such beneficial owner wishes to tender directly, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

  If the Letter of Transmittal is signed by the record holder(s) of the Outstanding Notes tendered thereby, the signature must correspond with the name(s) written on the face of the Outstanding Notes without alteration, enlargement or any change whatsoever. If the Letter of Transmittal is signed by a participant in the Book-Entry Transfer Facility, the signature must correspond with the name as it appears on the security position listing as the holder of the Outstanding Notes. If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

RESALES OF EXCHANGE NOTES

  The Company is making the Exchange Offer in reliance on a position of the staff of the Division of Corporation Finance of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter, and there can be no assurance that the staff of the Division of Corporation Finance of the SEC would make a determination with respect to the Exchange Offer similar to that made in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the three immediately following sentences, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that (i) such Exchange Notes are acquired in the ordinary course of such holder's business and (ii) such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder of Outstanding Notes who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or any broker-dealer who purchased Outstanding Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the SEC set forth in the above-mentioned interpretive letters, (ii) will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Outstanding Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, any holder who tenders Outstanding Notes in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretations of the staff of the Division of Corporation Finance of the SEC referred to above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who is not an "affiliate" of the Company may participate in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Notes received by the broker-dealer in exchange for such Outstanding Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, and (ii) the broker-dealer has not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes. In the event that applicable interpretations by the staff of the Division of Corporation Finance of the SEC change or otherwise do not permit resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act or without an exemption from registration thereunder may incur liability thereunder.

  Each holder of Outstanding Notes who wishes to exchange such Outstanding Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business,
(iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such Exchange Notes. Each Participating Broker-Dealer that receives Exchange

Notes for its own account in exchange for Outstanding Notes pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the SEC in the interpretive letters referred to above, the Company believes that Participating Broker-Dealers may fulfill the prospectus delivery requirements with respect to the Exchange Notes received upon exchange of Outstanding Notes (other than Outstanding Notes which represent an unsold allotment from the original sale of the Outstanding Notes) with a prospectus meeting the requirements of the Securities Act, that may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this Prospectus may be used by a Participating Broker-Dealer during the period referred to in the immediately following sentence in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making activities or other trading activities. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that, for a period of up to 90 days after the consummation of the Exchange Offer, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "Plan of Distribution."

  Each Participating Broker-Dealer who surrenders Outstanding Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Agreement, such Participating Broker-Dealer will suspend the sale of Exchange Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or until the Company has given notice that the sale of the Exchange Notes may be resumed, as the case may be. Notwithstanding that the Company may suspend the sale of the Exchange Notes under such circumstances, the Company has no obligation to extend the 90-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes.

WITHDRAWAL RIGHTS

  Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date. In order for a withdrawal to be effective a written or (for participants in the Book-Entry Transfer Facility) electronic ATOP transmission notice of withdrawal must be received by the Exchange Agent at one of its addresses set forth under "--Exchange Agent" prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person who tendered the Outstanding Notes to be withdrawn, (ii) identify the Outstanding Notes to be withdrawn (including the certificate number or numbers and the aggregate principal amount of such Outstanding Notes), (iii) contain a statement that such person is withdrawing its election to have such Outstanding Notes exchanged, (iv) be signed by the person in the same manner as the orginal signature on the Letter of Transmittal by which such Outstanding Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Outstanding Notes register the transfer of such Outstanding Notes in the name of the person withdrawing the tender and (v) specify the name in which such Outstanding Notes are registered, if different from that of the person who tendered such Outstanding Notes. If Outstanding Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "--Procedures for Tendering Outstanding Notes," the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of such facility. Withdrawals of tenders of Outstanding Notes may not be rescinded. Outstanding Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described above under "--Procedures for Tendering Outstanding Notes."

  All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Outstanding Notes which have been tendered but which are withdrawn will be returned to the holder thereof (or, in the case of Outstanding Notes tendered pursuant to the procedures for book-entry transfer described above, such Outstanding Notes will be credited to the account at the Book-Entry Transfer Facility specified in the notice of withdrawal) promptly after withdrawal.

INTEREST ON THE EXCHANGE NOTES

  Each Exchange Note will bear interest at the rate of 9 1/2% per annum from the most recent date to which interest has been paid or duly provided for on the Outstanding Note surrendered in exchange for such Exchange Note or, if no interest has been paid or duly provided for on such Outstanding Note, from May 21, 1997 (the date of original issuance of the Outstanding Notes). Interest on the Exchange Notes will be payable semiannually on May 15 and November 15 of each year, commencing on November 15, 1997.

  Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive accrued interest on such Outstanding Notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on such Outstanding Notes prior to the original issue date of the Exchange Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Outstanding Notes, and will be deemed to have waived the right to receive any interest on such Outstanding Notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after May 21, 1997.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Outstanding Notes for any Exchange Notes, and, as described below, may terminate the Exchange Offer (whether or not any Outstanding Notes have theretofore been accepted for exchange), or may waive any conditions to or amend the Exchange Offer, if any of the following conditions have occurred or exist or have not been satisfied:

    (a) there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

    (b) any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

    (c) any law, statute, rule or regulation shall have been adopted or enacted which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

    (d) a banking moratorium shall have been declared by United States federal authorities that, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

    (e) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

    (f) a stop order shall have been issued by the SEC suspending the effectiveness of the Registration Statement or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose; or

    (g) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

    (h) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred that, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer.

  If the Company determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, the Company may, subject to applicable law, terminate the Exchange Offer (whether or not any Outstanding Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

EXCHANGE AGENT

  Texas Commerce Bank National Association (the "Exchange Agent") has been appointed as Exchange Agent for the Exchange Offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

By Mail:                                    By Overnight Courier:
Texas Commerce Bank National Association    Texas Commerce Bank National Association
Attn: Frank Ivins--Personal and             Attn: Frank Ivins--Personal and Confidential
 Confidential
P.O. Box 2320                               1201 Main Street, One Main Place, 18th Floor
Dallas, Texas 75221-2320                    Dallas, Texas 75202
By Hand:                                    By Facsimile Transmission:
Texas Commerce Bank National Association    (for Eligible Institutions only)
Attn: Frank Ivins--Personal and             Texas Commerce Bank National Association
 Confidential
1201 Main Street, One Main Place, 18th      Attn: Frank Ivins--Personal and Confidential
 Floor
Dallas, Texas 75202                         (214) 672-5746
  or
Texas Commerce Bank National Association    Confirm by Telephone:
Corporate Trust Securities Window           (214) 672-5678
Worth Building, Room 234, Window 20
55 Water Street
New York, New York 10041

  Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of the Company. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent, accounting and legal fees and printing costs, among others.

TRANSFER TAXES

  Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Outstanding Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The exchange of the Outstanding Notes for Exchange Notes by tendering holders should not be a taxable exchange for U.S. federal income tax purposes, and such holders should not recognize any taxable gain or loss for U.S. federal income tax purposes as a result of such exchange. Holders of Exchange Notes will continue to be required to include interest on the Exchange Notes in gross income in accordance with their method of accounting for U.S. federal income tax purposes. HOLDERS SHOULD REVIEW THE INFORMATION SET FORTH UNDER "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN U.S. TAX CONSIDERATIONS RELATING TO THE EXCHANGE NOTES PRIOR TO TENDERING THE OUTSTANDING NOTES IN THE EXCHANGE OFFER.

                                USE OF PROCEEDS

  The Exchange Offer is intended to satisfy certain of the Company's and the Initial Subsidiary Guarantors' obligations under the Registration Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain provisions providing for an increase in the interest rate on the Outstanding Notes under certain circumstances relating to the timing of the Exchange Offer. See "Description of the Exchange Notes." The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

  The net proceeds to the Company from the sale of the Outstanding Notes were approximately $119.9 million, after deducting the discount received by the Initial Purchasers and the estimated expenses of the Offering payable by the Company. The Company used approximately $77.0 million of such net proceeds to pay in full the outstanding indebtedness under the Company's credit agreement (the "Credit Agreement") with a group of banks. The balance of the net proceeds of the Offering will be used by the Company for general corporate purposes, which may include future acquisitions of oil and gas properties. The Company intends to reborrow under the Credit Agreement from time to time as necessary to fund oil and gas acquisition, development, exploitation, exploration and production activities and for other general corporate purposes. For additional information regarding the Credit Agreement, see "Description of Certain Senior Indebtedness" and Note 3 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 30, 1997. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                               AT JUNE 30, 1997
                                                               ----------------
                                                                (IN THOUSANDS)
Cash and marketable securities:
  Cash and cash equivalents...................................     $ 28,110
  Marketable securities.......................................        6,075
                                                                   --------
    Total cash and marketable securities......................     $ 34,185
                                                                   ========
Long-term debt:
  Credit Agreement (1)........................................     $    --
  9 1/2% Senior Subordinated Notes due 2007 (2)...............      124,261
                                                                   --------
    Total long-term debt......................................      124,261
Stockholders' equity:
  Preferred Stock -- $10.00 par value; 300,000 shares
   authorized;
   no shares issued and outstanding...........................          --
  Common Stock -- $3.00 par value; 20,000,000 shares
   authorized; 9,126,294 shares issued; 8,950,090 shares
   outstanding (3)............................................       27,379
  Paid-in capital.............................................        3,208
  Retained earnings...........................................       70,045
  Marketable securities valuation adjustment..................        3,728
  Foreign currency translation................................          842
  Treasury stock, 176,204 shares, at cost.....................       (2,729)
                                                                   --------
   Total stockholders' equity.................................      102,473
                                                                   --------
    Total capitalization......................................     $226,734
                                                                   ========

- --------

(1) At June 30, 1997, no indebtedness was outstanding under the Credit Agreement; however, the Company had $80.0 million of borrowing capacity available thereunder. See "Description of Certain Senior Indebtedness" for additional information concerning the Credit Agreement.
(2) Net of (i) approximately $352,000 of unamortized discount and (ii) approximately $386,000 of unamortized cost of an interest rate hedging arrangement entered into by the Company in anticipation of the Offering. The cost of the hedging arrangement was included in the expenses of the Offering payable by the Company.

(3) Excludes shares issuable pursuant to the Company's stock incentive plans. At June 30, 1997, there were 1,019,350 shares of common stock of the Company issuable pursuant to options or other rights outstanding under such plans.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following selected consolidated financial data of the Company are derived from information contained in the Company's consolidated financial statements. The financial data for each of the five years in the period ended December 31, 1996 were derived from the audited consolidated financial statements of the Company. The financial data for the six months ended June 30, 1997 and 1996 were derived from the unaudited consolidated financial statements of the Company, but in the opinion of management include all adjustments necessary for a fair presentation of the financial information. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year. The selected consolidated financial and operating data presented below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. For additional information regarding the Company's operations, see "Business and Properties."

                            SIX MONTHS
                          ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                         ------------------   --------------------------------------------------
                           1997      1996       1996      1995      1994      1993        1992
                         --------  --------   --------  --------  --------  --------    --------
                            (UNAUDITED)
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
 Revenues:
  Oil and gas sales..... $ 39,269  $ 32,473   $ 72,012  $ 54,400  $ 53,559  $ 40,329    $ 37,157
  Dividends and
   interest.............      457       398        683     1,241     1,641     1,855       2,000
  Marketable security
   sales gains..........    1,813     6,832     12,977    13,101     7,475       --          --
  Other.................    1,860       227      1,017     2,939     2,681       737       1,025
                         --------  --------   --------  --------  --------  --------    --------
    Total revenues......   43,399    39,930     86,689    71,681    65,356    42,921      40,182
                         --------  --------   --------  --------  --------  --------    --------
 Costs and expenses:
  Production and
   operating............   13,561    11,491     23,970    20,690    22,313    17,864      15,083
  Purchased natural
   gas..................      773       642      1,462       727       759     1,182         993
  Depreciation,
   depletion and
   amortization.........   11,010     9,850     19,653    19,778    18,313    15,352      13,803
  Property impairments..       --    12,112     12,112     4,893       --        --          --
  Exploration...........    4,139     2,196      4,176     5,801     4,130     3,639       6,308
  General and
   administrative.......    4,931     4,940      9,364     8,193     6,502     5,429       4,199
  Interest expense......    3,355     2,728      5,452     5,618     3,907       530          31
                         --------  --------   --------  --------  --------  --------    --------
    Total costs and
     expenses...........   37,769    43,959     76,189    65,700    55,924    43,996      40,417
                         --------  --------   --------  --------  --------  --------    --------
 Income (loss) before
  income taxes..........    5,630    (4,029)    10,500     5,981     9,432    (1,075)       (235)
 Income tax expense
  (benefit).............    1,433      (173)     4,072     3,788       444    (2,091)       (712)
                         --------  --------   --------  --------  --------  --------    --------
 Net income (loss)...... $  4,197  $ (3,856)  $  6,428  $  2,193  $  8,988  $  1,016    $    477
                         ========  ========   ========  ========  ========  ========    ========
 Average outstanding
  shares (1)............    8,950     8,939      8,954     8,939     8,941     8,939       8,938
 Per share data:
  Net income per share.. $   0.47  $  (0.43)  $   0.72  $   0.25  $   1.01  $   0.11    $   0.05
  Cash dividends per
   share................ $   0.06  $   0.06   $   0.12  $   0.40  $   0.40  $   0.40    $   0.40
OTHER FINANCIAL DATA:
 EBITDAX (2)............ $ 21,864  $ 15,627   $ 38,233  $ 27,729  $ 26,666  $ 16,591    $ 17,907
 Operating cash flow....   17,047    13,432     34,287    20,541    24,334    16,892      17,933
 Capital expenditures
  (3)...................   39,917    19,587     46,231    31,052    73,186    72,321      17,218
 Ratios:
  Ratio of earnings to
   fixed charges (4)....      2.7x     (0.5)x      2.9x      2.1x      3.4x      N/A(5)      N/A (5)
  Ratio of EBITDAX to
   fixed
   charges (2)(4).......      6.5x      5.7 x      7.0x      4.9x      6.8x     31.3x        N/M
  Ratio of total debt to
   EBITDAX (2)..........      N/A       N/A        2.1x      2.7x      2.9x      2.8x        N/M
BALANCE SHEET DATA (END
 OF PERIOD):
 Cash and cash
  equivalents........... $ 28,110  $  2,180   $  5,870  $  1,397  $  2,714  $  3,499    $ 14,525
 Working capital (6)....   24,910     1,059      3,493     1,034     2,313     6,454      16,401
 Marketable securities..    6,075    13,053      7,176    19,592    27,337    34,781       3,845
 Net property, plant and
  equipment.............  204,242   165,157    179,718   169,089   167,371   127,708      75,697
 Total assets...........  255,443   193,102    208,617   203,407   210,791   177,782     102,340
 Long-term debt.........  124,261    75,625     78,654    74,171    78,013    46,777         135
 Stockholders' equity...  102,473    93,087     99,262   101,132   105,427   105,116      87,241

                                             (See footnotes on following pages)

                           SIX MONTHS
                         ENDED JUNE 30,            YEAR ENDED DECEMBER 31,
                         --------------- --------------------------------------------
                          1997    1996     1996     1995     1994     1993     1992
                         ------- ------- -------- -------- -------- -------- --------
RESERVE AND OPERATING
 DATA:
 Production volumes:
  Oil and NGLs (MBbl)...   1,433   1,284    2,776    2,332    2,277    1,468    1,298
  Natural gas
   (MMcf)(7)............   6,063   6,390   12,288   12,171   11,076    8,296    6,996
   Oil equivalents
    (MBOE)(7)...........   2,444   2,349    4,824    4,361    4,123    2,851    2,464
 Weighted average sales
  prices(8):
  Oil (per Bbl)......... $ 18.57 $ 18.09 $  18.81 $  16.91 $  15.60 $  16.44 $  19.07
  Natural gas (per
   Mcf)(7)..............    2.22    1.61     1.77     1.37     1.73     2.07     1.95
  NGLs (per Bbl)........   13.97   11.89    13.36    10.11     9.00     9.42    10.11
   Oil equivalents (per
    BOE)(7).............   16.07   13.82    14.93    12.47    12.99    14.15    15.08
 Selected expenses per
  BOE(9):
  Lease operating....... $  4.68 $  4.07 $   4.14 $   4.06 $   4.54 $   5.80 $   5.63
  Production taxes......    0.98    0.92     0.93     0.78     0.97     0.72     0.75
  Depreciation,
   depletion and
   amortization.........    4.60    4.28     4.16     4.62     4.53     5.35     5.24
  General and
   administrative.......    2.06    2.14     1.98     1.92     1.61     1.98     1.78
 Proved reserves (end of
  period)(10):
  Oil and NGLs (MBbl)...     N/A     N/A   31,612   32,208   23,430   21,242   11,756
  Natural gas (MMcf)....     N/A     N/A  113,377  109,915  107,920  103,317   70,034
   Oil equivalents
    (MBOE)..............     N/A     N/A   50,508   50,527   41,417   38,462   23,428
  Estimated future net
   revenues before
   income taxes (in
   thousands)...........     N/A     N/A $705,723 $401,037 $272,776 $241,251 $210,591
  Present Value (in
   thousands)...........     N/A     N/A $414,314 $235,416 $160,804 $137,149 $116,611
  Standardized Measure
   of Discounted Future
   Net Cash Flows (in
   thousands)(11).......     N/A     N/A $317,180 $194,602 $142,032 $112,423 $ 86,559
 Weighted average sales
  prices
  (end of
  period)(10)(12):
  Oil (per Bbl).........     N/A     N/A $  24.63 $  18.19 $  16.11 $  13.35 $  17.29
  Natural gas (per
   Mcf).................     N/A     N/A $   3.45 $   1.84 $   1.57 $   2.34 $   2.36
  NGLs (per Bbl)........     N/A     N/A $  19.79 $  12.87 $   9.80 $   9.07 $   8.04

- -------

(1) Calculated using the treasury stock method. Under this method, average outstanding shares for the six months ended June 30, 1997 and the year ended December 31, 1996 exclude 1,019,350 and 864,582 shares, respectively, issuable pursuant to the Company's stock incentive plans at such dates.
(2) EBITDAX is not a generally accepted accounting measure, but is presented as a supplemental financial indicator of the Company's ability to service or incur debt. EBITDAX is calculated by adding interest expense, income tax expense, depreciation, depletion and amortization, property impairment costs and exploration costs to net income (excluding marketable security sales gains and dividends and interest). EBITDAX should not be considered in isolation or as a substitute for net income, operating cash flows or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.
(3) Consist of costs incurred by the Company in connection with its oil and gas acquisition, development and exploration activities, and, in certain years, costs relating to the reconditioning of its gas plants. See Note 6 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.
(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense.

                                              (See footnotes on following page)

 (5) Earnings were insufficient to cover fixed charges by $1,075,000 and $235,000 for the years ended December 31, 1993 and 1992, respectively.
 (6) Working capital represents the difference between current assets and current liabilities.

 (7) Calculated giving effect to volumes of natural gas purchased for resale as follows: first six months of 1997--301 MMcf, first six months of 1996--269 MMcf, 1996--605 MMcf, 1995--500 MMcf, 1994--469 MMcf, 1993--666
     MMcf and 1992--600 MMcf.
 (8) Reflects results of hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters."
 (9) Calculated without giving effect to volumes of natural gas purchased for resale.

(10) Estimates of proved reserves and future net revenues from which Present Values are derived are based on year end prices of oil and gas held constant (except to the extent a contract specifically provides otherwise) in accordance with SEC regulations. The prices of oil and gas at December 31, 1996 used to estimate the Company's proved reserves and future net revenues from which Present Value is derived were substantially higher than the prices used in previous years to make such estimates and substantially higher than oil and gas prices at August 29, 1997. For additional information regarding the effect of prices on proved reserves, estimated future net revenues and Present Values, see "Business and Properties--Oil and Gas Reserves."
(11) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value (using an annual discount rate of 10%) of estimated future net revenues from the production of proved reserves, after giving effect to income taxes. See the Supplemental Financial Information attached to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for additional information regarding the disclosure of the Standardized Measure of Discounted Future Net Cash Flows.
(12) Year end prices used to estimate proved reserves and future net revenues from which Present Values are derived. See footnote 10 above.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to assist in an understanding of the Company's historical financial position and results of operations for each year in the three-year period ended December 31, 1996 and for the unaudited six-month periods ended June 30, 1997 and 1996. The Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion.

GENERAL

  The Company's results of operations have been significantly affected by its Maljamar waterflood project, Wellman Unit CO/2/ gas injection project and 1994 acquisition and subsequent development, exploitation and exploration of its Canadian oil and gas properties. The Company has achieved increases in its oil and gas production primarily as a result of these activities.

  The Company owns certain marketable securities and, in connection with its change in business strategy, has been liquidating portions of its portfolio in order to fund a portion of the Company's capital expenditures. The Company recognized pretax gains from the sale of marketable securities of $13.0 million, $13.1 million and $7.5 million in 1996, 1995 and 1994, respectively, and $1.8 million in the first six months of 1997. In the absence of such gains, the Company would have reported net losses in 1996 and 1995, and its net income in 1994 and the first six months of 1997 would have been reduced. The Company plans to liquidate the remainder of its marketable securities (valued at $6.1 million at June 30, 1997) in 1997. Accordingly, the positive impact that sales of marketable securities have had on the Company's net income is not expected to continue, and sales of marketable securities will no longer be a source of funds, beyond 1997. See "Risk Factors--Impact on Net Income of Marketable Security Sales Gains" and "--Substantial Capital Requirements."

  During 1995, the Company adopted SFAS No. 121, which requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property (rather than a company-wide) basis. Applying SFAS No. 121, the Company recognized non-cash property impairment charges of $12.1 million in 1996 and $4.9 million in 1995. See "Risk Factors-- Property Impairment Charges" and "--Results of Operations."

  The Company's future results of operations and growth are substantially dependent upon (i) its ability to acquire or find and successfully develop additional oil and gas reserves and (ii) the prevailing prices for oil and gas. At December 31, 1996, the Company's proved reserves were comprised of approximately 90% proved developed reserves, and the Company does not have a large inventory of development drilling locations or enhanced recovery projects to pursue after 1997. If the Company is unable to economically acquire or find significant new reserves for development and exploitation, the Company's oil and gas production, and thus its revenues, would likely decline gradually as its reserves are produced. In addition, oil and gas prices are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The oil and gas markets have historically been very volatile, and any significant and extended decline in the price of oil or gas would have a material adverse effect on the Company's financial condition and results of operations, and could result in a reduction in the carrying value of the Company's proved reserves and adversely affect its access to capital. See "Risk Factors--Volatility of Oil and Gas Prices" and "Business and Properties--Oil and Gas Reserves."

  The Company follows the successful efforts method of accounting for oil and gas producing activities. Under this method, the Company capitalizes all costs incurred to acquire interests in oil and gas properties, to drill and equip exploratory wells in which proved reserves are discovered and to drill and equip development wells. Geological and geophysical costs, delay rentals and technical support costs are expensed as incurred. The costs of drilling and equipping exploratory wells in which proved reserves are not discovered are expensed upon a determination that a well does not justify commercial development. The capitalized costs of producing oil and gas properties are depreciated and depleted using the units-of-production method based on estimated proved reserves. Unproved oil and gas properties are periodically assessed for impairment of value, and if an impairment is determined to exist, such impairment is expensed. The successful efforts method of accounting could affect the Company's income from operations depending upon the Company's level of drilling activities and the results of such drilling in any year.

RESULTS OF OPERATIONS

  Production information presented below includes volumes of natural gas purchased for resale; however, per unit of production information with respect to production and operating expenses, depreciation, depletion and amortization and general and administrative costs is calculated without giving effect to such volumes. Such volumes were 301 MMcf in the first six months of 1997, 269 MMcf in the first six months of 1996, 605 MMcf in 1996, 500 MMcf in 1995 and 469 MMcf in 1994.

 Comparison of Six Months Ended June 30, 1997 to Six Months Ended June 30,
1996

  Income (Loss) Before Income Taxes and Net Income (Loss). Income before income taxes increased 240% to $5.6 million for the first six months of 1997 from a loss before income taxes of $4.0 million for the first six months of 1996. Net income increased 209% to $4.2 million for the first six months of 1997 from a net loss of $3.9 million for the same period of 1996. The improvement in income before income taxes and net income was attributable primarily to the absence of a non-cash property impairment charge in the first six months of 1997 compared with a $12.1 million non-cash property impairment charge recognized in the first six months of 1996, combined with higher production and higher net realized prices during the first six months of 1997.

  Production. The Company's net oil production rose 13% to 1,260 MBbls in the first six months of 1997 from 1,118 MBbls in the first six months of 1996. Net natural gas production decreased 5% to 6,063 MMcf in the first six months of 1997 from 6,390 MMcf in the first six months of 1996. Net NGL production increased to 173 MBbls in the first six months of 1997 from 166 MBbls in the first six months of 1996. On an equivalent unit basis, net production increased 4% to 2,444 MBOE in the first six months of 1997 from 2,349 MBOE in the first six months of 1996. The increase in production was primarily attributable to higher oil production from the Company's Maljamar properties as a result of continued development drilling.

  Revenues. Total revenues increased 9% to $43.4 million in the first six months of 1997 from $39.9 million in the first six months of 1996, primarily because of higher net oil production and net realized prices received from oil and gas production. Average net realized oil prices rose 3% to $18.57 per Bbl in the first six months of 1997 from $18.09 per Bbl in the first six months of 1996. Average net realized natural gas prices rose 38% to $2.22 per Mcf in the first six months of 1997 from $1.61 per Mcf in the first six months of 1996. Average net realized NGL prices rose 17% to $13.97 per Bbl in the first six months of 1997 from $11.89 per Bbl in the first six months of 1996. The average net realized oil and gas prices received in the first six months of 1997 of $18.57 per Bbl and $2.22 per Mcf, respectively, compared to average prices of $19.95 per Bbl and $2.22 per Mcf, respectively, which would have been received before the effects of the Company's hedging activities, which activities resulted in a reduction of $1.8 million in the Company's oil and gas sales for the first six months of 1997. Adjustments to oil and gas sales from the Company's hedging activities resulted in a reduction of $2.6 million in oil and gas revenues during the first six months of 1996.

  Dividends and interest increased 15% in the first six months of 1997, primarily as a result of interest income earned on higher invested cash balances. The Company recognized a $1.8 million pretax gain from the sale of marketable securities for the first six months of 1997, compared with a $6.8 million pretax gain from similar sales in the first six months of 1996. Other revenues of the Company increased to $1.9 million in the first six months of 1997 from $0.2 million in the first six months of 1996, primarily as a result of the sale of producing oil and gas properties in Michigan.

  Production and Operating Expenses. Production and operating expenses increased 18% to $13.6 million in the first six months of 1997 from $11.5 million in the first six months of 1996, primarily due to additional development wells completed at the Maljamar properties and workover and repair operations at the Wellman Unit. On an equivalent unit of production basis, such expenses increased 13% to $5.66 per BOE in the first six months of 1997 from $4.99 per BOE in the first six months of 1996.

  Depreciation, Depletion and Amortization ("DD&A"). DD&A increased 12% to $11.0 million for the first six months of 1997 from $9.9 million in the first six months of 1996. The DD&A rate per BOE increased 7% to $4.60 per BOE in the first six months of 1997 from $4.28 in the first six months of 1996. The increase in the DD&A rate per BOE in the first six months of 1997 was due primarily to higher DD&A from Canadian properties which have a greater than average ratio of costs to reserves.

  Exploration Costs. Exploration costs increased 88% to $4.1 million in the first six months of 1997 from $2.2 million in the first six months of 1996, primarily as a result of $1.2 million in dry hole expenses incurred in connection with the South Lakeside prospect in Cameron Parish, Louisiana and higher geological and geophysical expenses.

  General and Administrative Costs. General and administrative costs during the first six months of 1997 were comparable to the first six months of 1996.

  Interest Expense. Interest expense increased 23% to $3.4 million in the first six months of 1997 from $2.7 million in the first six months of 1996 as a result of the increase in long-term debt associated with the issuance in May 1997 of $125 million principal amount of Outstanding Notes.

 Comparison of 1996 to 1995

  Income Before Income Taxes and Net Income. Income before income taxes increased 75% to $10.5 million for 1996 from $6.0 million in 1995. Net income increased 191% to $6.4 million in 1996 from $2.2 million in 1995. The improvement in income before income taxes and net income was attributable primarily to higher production and higher net realized prices during 1996.

  Production. The Company's net oil production rose 17% to 2,425 MBbls in 1996 from 2,080 MBbls in 1995. Net natural gas production increased 1% to 12,288 MMcf in 1996 from 12,171 MMcf in 1995. Net NGL production increased 39% to 351 MBbls in 1996 from 252 MBbls in 1995. On an equivalent unit basis, net production increased 11% to 4,824 MBOE in 1996 from 4,361 MBOE in 1995. The increase in production was primarily attributable to development activities which resulted in the addition of 102 net producing wells in 1996.

  Revenues. Total revenues increased 21% to $86.7 million in 1996 from $71.7 million in 1995, primarily because of higher production and higher net realized prices during 1996. Average net realized oil prices rose 11% to $18.81 per Bbl in 1996 from $16.91 per Bbl in 1995. Average net realized natural gas prices rose 29% to $1.77 per Mcf in 1996 from $1.37 per Mcf in 1995. Average net realized NGL prices rose 32% to $13.36 per Bbl in 1996 from $10.11 per Bbl in 1995. The average net realized oil, gas and NGL prices received in 1996 of $18.81 per Bbl, $1.77 per Mcf and $13.36 per Bbl, respectively, compared to average prices of $20.86 per Bbl, $1.92 per Mcf and $13.64 per Bbl, respectively, which would have been received before the effects of the Company's hedging activities, which activities resulted in a reduction of $6.9 million in the Company's oil and gas sales for 1996. Effects of hedging activities were not significant in 1995.

  Dividends and interest decreased 42% to $0.7 million in 1996 from $1.2 million in 1995, primarily as a result of sales of marketable securities in 1996 and 1995. The Company recognized a pretax gain of $13.0 million from marketable security sales in 1996, compared with a pretax gain of $13.1 million from similar sales in 1995. Other revenues of the Company decreased 66% to $1.0 million in 1996 from $2.9 million in 1995, primarily as a result of fewer sales of non-strategic properties in 1996.

  Production and Operating Expenses. Production and operating expenses increased 16% to $24.0 million in 1996 from $20.7 million in 1995, primarily due to higher production taxes resulting from higher revenues from sales of oil and gas. On an equivalent unit of production basis, such expenses increased 5% to $5.07 per BOE in 1996 from $4.84 per BOE in 1995.

  Depreciation, Depletion and Amortization. DD&A decreased 1% to $19.7 million in 1996 from $19.8 million in 1995. The DD&A rate per BOE decreased 10% to $4.16 in 1996 from $4.62 in 1995. The decrease in the DD&A rate per BOE in 1996 was due primarily to upward revisions of previous estimates of the Company's proved reserves attributable to certain of its properties in the Permian Basin and Canada during 1996, while capitalized costs relating to such properties remained relatively constant.

  Property Impairment Charges. The Company recognized non-cash property impairment charges of $12.1 million in 1996 and $4.9 million in 1995 as a result of applying the provisions of SFAS No. 121. The impairment charge for 1996 resulted from a downward revision of previous estimates of the Company's proved reserves attributable to certain of its properties in Michigan and Canada. The impairment charge for 1995 resulted from a downward revision of previous estimates of the Company's proved reserves attributable to certain of its Canadian properties.

  Exploration Costs. Exploration costs decreased 28% to $4.2 million in 1996 from $5.8 million in 1995, primarily as a result of a temporary reduction by the Company in its 1996 domestic exploration activities due to a redirection of its exploration program in the fourth quarter of 1996. See "Business and Properties--Business Strategy."

  General and Administrative Costs. General and administrative costs increased 15% to $9.4 million in 1996 from $8.2 million in 1995, primarily as a result of higher compensation costs and professional fees relating to acquisition and tax matters. On an equivalent unit of production basis, general and administrative costs increased 3% to $1.98 per BOE in 1996 from $1.92 per BOE in 1995.

  Interest Expense. Interest expense decreased 2% to $5.5 million in 1996 from $5.6 million in 1995.

  Effective Tax Rate. The Company's effective tax rate decreased to 39% in 1996 from 63% in 1995. This decrease was due primarily to a decrease in 1996 in the amount of tax loss attributable to the Company's Canadian operations that was not deductible for purposes of United States federal income taxes. In addition, the Company's Internal Revenue Code Section 29 income tax credits relating to its San Juan Basin properties increased 15% to $1.5 million in 1996 from $1.3 million in 1995.

 Comparison of 1995 to 1994

  Income Before Income Taxes and Net Income. Income before income taxes decreased 36% to $6.0 million in 1995 from $9.4 million in 1994. Net income decreased 76% to $2.2 million in 1995 from $9.0 million in 1994. The decrease in income before income taxes was due primarily to a non-cash property impairment charge of $4.9 million against 1995 income, all of which related to impairments of certain of Wiser's Canadian properties, compared with no such charge in 1994. The decrease in net income was due primarily to (i) such property impairment charge and (ii) an increase in income tax expense to $3.8 million in 1995 from $0.4 million in 1994, due principally to a decrease in the deferred tax asset valuation reserve in 1994 which did not occur in 1995. The property impairment charge and the increase in income tax expense in 1995 were partially offset by a pretax gain of $13.1 million from the sale by the Company of a portion of its marketable securities portfolio in 1995, compared with a pretax gain of $7.5 million from similar sales in 1994.

  Production. The Company's net oil production decreased 1% to 2,080 MBbls in 1995 from 2,104 MBbls in 1994. Net natural gas production increased 10% to 12,171 MMcf in 1995 from 11,076 MMcf in 1994. Net NGL production increased 46% to 252 MBbls in 1995 from 173 MBbls in 1994. The Company's total net equivalent production increased 6% to 4,361 MBOE in 1995 from 4,123 MBOE in 1994, primarily as a result of 34 net producing wells completed in 1995.

  Revenues. Total revenues increased 10% to $71.7 million in 1995 from $65.4 million in 1994, primarily because of an increase of $5.6 million in pretax gains from the sale by the Company of marketable securities in 1995 compared with pretax gains from similar sales in 1994. Oil and gas revenues for 1995 remained relatively constant, increasing 1% to $54.4 million in 1995 from $53.6 million in 1994. This increase was due primarily to higher production in 1995, partially offset by a 4% decrease in 1995 in average net realized prices on an oil equivalent basis. Average net realized oil prices rose 8% to $16.91 per Bbl in 1995 from $15.60 per Bbl in 1994, while average net realized natural gas prices declined 21% to $1.37 per Mcf in 1995 from $1.73 per Mcf in 1994. Average net realized NGL prices rose 12% to $10.11 per Bbl in 1995 from $9.00 per Bbl in 1994.

  Production and Operating Expenses. Production and operating expenses decreased 7% to $20.7 million in 1995 from $22.3 million in 1994, primarily as a result of sales by the Company of non-strategic properties in late 1994. On an equivalent unit of production basis, such expenses decreased 12% to $4.84 per BOE in 1995 from $5.51 per BOE in 1994.

  Depreciation, Depletion and Amortization. DD&A increased 8% to $19.8 million in 1995 from $18.3 million in 1994, primarily as a result of an additional $4.8 million in DD&A attributable to a full year of ownership of the Company's Canadian properties in 1995, partially offset by a decrease of $3.2 million in DD&A due to sales by the Company in late 1994 of certain non-strategic properties with high DD&A rates. The DD&A rate per BOE increased 2% to $4.62 in 1995 from $4.53 in 1994.

  Exploration Costs. Exploration costs increased 41% to $5.8 million in 1995 from $4.1 million in 1994, primarily as a result of higher dry hole costs in 1995.

  General and Administrative Costs. General and administrative costs increased 26% to $8.2 million in 1995 from $6.5 million in 1994. Of this increase, $1.0 million was due to the inclusion in 1995 operating results of a full year of Canadian operations and $0.7 million was attributable to higher legal expenses. On an equivalent unit of production basis, general and administrative costs increased 19% to $1.92 per BOE in 1995 from $1.61 per BOE in 1994.

  Interest Expense. Interest expense increased 44% to $5.6 million in 1995 from $3.9 million in 1994. This increase was due primarily to the inclusion in 1995 operating results of a full year's interest expense related to the $52.0 million of bank debt incurred in connection with the Company's purchase of its Canadian properties in 1994.

  Effective Tax Rate. The Company's effective tax rate increased to 63% in 1995 from 5% in 1994. The increase was due primarily to an increase in net operating losses attributable to the Company's Canadian operations for which no current United States federal income tax benefit was available and benefits realized in 1994 from the recognition of previously reserved deferred tax assets which were not available in 1995.

LIQUIDITY AND CAPITAL RESOURCES

 General

  Working capital at June 30, 1997 was $24.9 million, representing a $21.4 million increase over the corresponding amount at December 31, 1996. At June 30, 1997, the Company had $28.1 million in cash and cash equivalents and $255.4 million of total assets. At June 30, 1997, capitalization totaled $226.7 million, of which approximately 45% was represented by stockholders' equity and 55% by long-term debt. All of the long-term debt was represented by the Outstanding Notes.

 Capital Sources

  Funding for the Company's business activities has been provided primarily by cash flow from operations, bank financing and sales of marketable securities. The Company anticipates liquidating the remainder of its marketable securities during 1997. Accordingly, this source of funds is not expected to be available after 1997. See "Risk Factors--Substantial Capital Requirements."

  While the Company regularly engages in discussions relating to potential acquisitions of oil and gas properties (some of which may be material to the Company), the Company has no current agreement or commitment with respect to any such acquisition, other than relatively minor acquisitions of oil and gas properties and interests in its normal course of business. Any future acquisitions may require additional financing and will be dependent upon financing arrangements available at the time.

  The Company believes that funds provided by internally generated cash flows, including the sale of its remaining marketable securities, and the balance of the net proceeds of the Offering of the Outstanding Notes will be sufficient to meet anticipated operating and capital expenditure requirements (excluding any property acquisitions) in 1997. If the Company's internally generated cash flows are less than anticipated or its capital needs are greater than anticipated, the Company may borrow funds under the Credit Agreement. At June 30, 1997, the Company had $34.2 million in cash and marketable securities, no indebtedness outstanding under the Credit Agreement and $80.0 million of borrowing capacity available under the Credit Agreement. The Credit Agreement limits the amount of consolidated senior funded debt (defined in the Credit Agreement to exclude the Notes but include indebtedness under the Credit Agreement and other indebtedness for borrowed money and similar obligations) that the Company may borrow to the borrowing base in effect from time to time under the Credit Agreement, as determined by the banks that are parties thereto. Various factors (including declines in the price of oil or gas) could result in a reduction of the Company's borrowing base under the Credit Agreement. If the Company's cash flow from operations, the balance of the net proceeds of the Offering and the availability under the Credit Agreement are not sufficient to satisfy its cash requirements, there can be no assurance that additional equity or debt financing will be available to meet such requirements. See "Risk Factors--Substantial Capital Requirements."

 Credit Agreement

  The Credit Agreement provides for a revolving credit facility to the Company. For a description of the Credit Agreement, see "Description of Certain Senior Indebtedness."

  At December 31, 1996, the outstanding principal balance of indebtedness under the Credit Agreement was $58.0 million, all of which was bearing interest at 6.31% per annum. These borrowings were used by the Company to finance property acquisitions and for other general corporate purposes. The average interest rate paid by the Company on borrowings under the Credit Agreement during 1996 was 6.04% per annum.

  On March 10, 1997, the Company borrowed $23.9 million under the Credit Agreement to pay in full its outstanding indebtedness under its Maljamar project financing credit facility and the Company thereafter terminated such facility. For a description of the Maljamar project financing credit facility, see

Note 3 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus. During the first quarter of 1997, the Company applied $1.7 million of its operating cash flows to reduce its indebtedness under the Credit Agreement to $76.9 million at March 31, 1997, all of which was bearing interest at 6.25% per annum.

  The Company used approximately $77.0 million of the net proceeds of the Offering to pay in full the outstanding indebtedness under the Credit Agreement. The Company intends to reborrow under the Credit Agreement from time to time as necessary to fund oil and gas acquisition, development, exploitation and exploration activities and for other general corporate purposes.

 Cash Flow Analysis

  Cash Flows from Operating Activities. Cash flows from operating activities were $17.0 million during the first six months of 1997, compared with $13.4 million during the first six months of 1996. Cash flows from operating activities were $34.3 million in 1996, $20.5 million in 1995 and $24.3 million in 1994. The increase in cash flows from operating activities for the first six months of 1997 and during 1996 was due primarily to higher production and higher net realized prices in those periods. The decrease in cash flows for 1995 compared to 1994 was due primarily to higher interest expense and income taxes paid in 1995.

  Cash Flows from Investing Activities. Cash flows used in investing activities increased to $35.9 million in the first six months of 1997, compared with $12.4 million in the first six months of 1996. Cash flows used in investing activities increased to $32.1 million in 1996 from $14.4 million in 1995. These increases were caused primarily by an increase in capital expenditures. Capital expenditures were $39.9 million in the first six months of 1997, compared with $19.6 million in the first six months of 1996. This increase in capital expenditures was primarily the result of the $15.0 million acquisition of oil and gas properties in the Welder Ranch area located in Refugio and Goliad Counties, Texas in June 1997, increased exploration expenses and the completion of additional secondary recovery facilities at Maljamar. Capital expenditures were $46.2 million in 1996 compared with $31.1 million in 1995. Cash flows used in investing activities decreased to $14.4 million in 1995 from $52.8 million in 1994. Cash flows used in investing activities in 1994 included $52.0 million for the acquisition by the Company of Canadian oil and gas properties in June 1994. Cash flows from investing activities in 1996, 1995, 1994 and the first six months of 1997 included $14.0 million, $14.5 million, $8.3 million and $1.8 million, respectively, in proceeds from marketable security sales. At June 30, 1997, the Company's marketable securities portfolio had been reduced to $6.1 million in value. The Company anticipates liquidating the remainder of its marketable securities during 1997.

  Cash Flows from Financing Activities. Cash flows from financing activities were $41.1 million in the first six months of 1997, compared with $0.3 million used in financing activities in the first six months of 1996. Cash flows from financing activities were $2.2 million in 1996 compared to $7.5 million used in financing activities in 1995. During the first six months of 1997, the Company increased its total long-term debt by $45.6 million as a result of the sale of the Outstanding Notes and incurred $4.9 million in debt issuance costs and fees. During 1996, the Company increased its total long-term debt by $4.5 million in connection with financing development activities in the Maljamar area. The Company also reduced its cash dividends to $1.1 million in 1996 from $3.6 million in 1995. During 1995, the Company reduced its total long-term debt by $3.8 million. Cash flows used in financing activities were $7.5 million in 1995 compared with $27.7 million in cash flows from financing activities in 1994. During 1994, total long-term debt increased $31.2 million as a result of financing the acquisition of the Canadian oil and gas properties.

 Capital Expenditures

  The Company requires capital primarily for the acquisition, development and exploitation of, and the exploration for, oil and gas properties, the repayment of indebtedness and general working capital needs.

  Capital expenditures of the Company increased approximately 104% to $39.9 million in the first six months of 1997 from $19.6 million in the first six months of 1996, primarily as a result of the acquisition of oil and gas properties in the Welder Ranch area located in Refugio and Goliad Counties, Texas in June 1997 for $15.0 million, increased exploration expenses and the addition of secondary recovery facilities at the Company's Maljamar waterflood project. Capital expenditures increased approximately 49% to $46.2 million in 1996 from $31.1 million in 1995, primarily as a result of an increase in capital expenditures related to the Maljamar waterflood project. Capital expenditures decreased approximately 58% to $31.1 million in 1995 from $73.2 million in 1994. Capital expenditures in 1994 included $52.0 million for the purchase of certain Canadian oil and gas properties in June 1994. Excluding the 1994 Canadian acquisition, capital expenditures increased approximately 47% to $31.1 million in 1995 from $21.2 million in 1994. The increase reflected a full year of capital expenditures in Canada, the completion of modifications to a gas processing plant at the Company's Wellman Unit and an increase in capital expenditures related to the Maljamar waterflood project.

  During 1997, subject to market conditions and drilling and operating results, the Company expects to spend approximately $53.5 million on development, exploitation and exploration activities. Of this amount, the Company has budgeted $36.7 million for development and exploitation activities and $16.8 million for exploration activities. See "Risk Factors--Volatility of Oil and Gas Prices" and "--Replacement and Expansion of Reserves" and "Business and Properties--Principal Oil and Gas Properties" and "--Exploration Activities." These budgeted amounts do not include amounts necessary to acquire oil and gas properties and, in particular, do not include $15.9 million used to purchase certain properties in the Welder Ranch area located in Refugio and Goliad Counties, Texas in June and August 1997 and an additional $3.0 million budgeted to purchase properties in the same geologic trend as the Welder Ranch properties. See "Business and Properties--Principal Oil and Gas Properties--Other U.S. Properties."

OTHER MATTERS

 Hedging Activities

  The Company has entered into and may in the future enter into hedging arrangements with respect to portions of its oil, natural gas and NGL production to reduce its sensitivity to volatile commodity prices. The Company believes that hedging, although not free of risk, allows the Company to achieve a more predictable cash flow and to reduce exposure to price fluctuations. However, hedging arrangements limit the benefit to the Company of increases in the prices of the hedged commodity. Moreover, the Company's hedging arrangements apply only to a portion of its production and provide only partial price protection against declines in prices. Such arrangements may expose the Company to risk of financial loss in certain circumstances. See "Risk Factors--Risk of Hedging Activities." The Company adjusts the price received for the hedged production during the period the hedged transactions occur. Adjustments to oil and gas sales from the Company's hedging activities resulted in a reduction in the Company's revenues of $6.9 million and $1.8 million, respectively, for the year ended December 31, 1996 and the six months ended June 30, 1997. Hedging activities in 1995 and 1994 did not result in any material increase or decrease in oil and gas revenues. The Company expects that the amount of production it hedges will vary from time to time. The Company continuously reevaluates its hedging program in light of market conditions, commodity price forecasts, capital spending and debt service requirements.

  At December 31, 1996, approximately 41% of the Company's total expected oil production through December 1997 was hedged under collar arrangements as follows:

                                     DAILY VOLUME FLOOR PRICE  CEILING PRICE
 BEGINNING DATE      ENDING DATE        (BBLS)     (PER BBL)     (PER BBL)
 --------------      -----------     ------------ -----------  -------------
 January 1, 1997  December 31, 1997     1,000       $16.00        $18.85
 January 1, 1997  December 31, 1997     1,000        21.80(1)      25.55(1)
 January 1, 1997  March 31, 1997        2,000        16.00         19.41
 April 1, 1997    June 30, 1997         2,000        17.00         19.00
 July 1, 1997     September 30, 1997    2,000        17.00         19.00

- --------
(1) Canadian dollars.

  At December 31, 1996, approximately 40% of the Company's total expected NGL production from January 1 through March 31, 1997 was hedged at a weighted average swap price of $18.76 per Bbl. See Note 1 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

 Effects of Fluctuations in Exchange Rates

  The Company receives a substantial portion of its revenue in Canadian dollars. As a result, fluctuations in the exchange rates of the Canadian dollar with respect to the U.S. dollar could have an adverse effect on the Company's financial condition and results of operations. Historically, exchange rate fluctuations have not been material to the Company. See "Risk Factors--International Operations."

 Environmental and Other Regulatory Matters

  The Company's business is subject to certain federal, state, provincial and local laws and regulations relating to the development, exploitation, production and gathering of, and the exploration for, oil and gas, including those relating to the protection of the environment. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, compliance has not had a material adverse effect on the earnings or competitive position of the Company. See "Risk Factors--Compliance with Environmental and Other Governmental Regulations" and "Business and Properties--Governmental Regulation" and "--Environmental Matters."

                            BUSINESS AND PROPERTIES

GENERAL

  Founded in 1905, The Wiser Oil Company is one of the oldest public independent oil and gas companies in the United States. In recent years, the Company has successfully implemented a new business strategy adopted in 1991, emphasizing growth in reserves and production volumes through acquisitions and subsequent development and exploitation of acquired properties. Since its change in strategic direction, the Company's total proved reserves have grown to 50.5 MMBOE (approximately 63% of which were oil and NGLs) at December 31, 1996 from 24.3 MMBOE at December 31, 1991, and its annual net production has grown to 4.7 MMBOE in 1996 from 2.3 MMBOE in 1991. The Company's primary operations, representing approximately 62% of its proved reserves at December 31, 1996, are located in the Permian Basin in West Texas and Southeast New Mexico. Wiser has additional operations in Alberta, Canada, the Appalachian Basin in Kentucky, Tennessee and West Virginia and the San Juan Basin in New Mexico.

  Prior to 1991 the Company focused primarily on the acquisition of non-operated interests in oil and gas properties. In 1991 the Company moved its headquarters from Sistersville, West Virginia to Dallas, Texas and began to assemble an experienced management team with substantial acquisition, exploitation and development expertise. After reviewing the Company's existing property portfolio and refining the new business strategy, the management team began disposing of the Company's non-strategic assets and acquiring and operating properties in new core areas with the potential for increased reserves and production volumes. Pursuant to this strategy, the Company acquired and developed properties in the Permian Basin and Canada, and successfully added reserves and production through workovers, recompletions, waterfloods and CO/2/ gas injections, as well as the drilling of exploratory, development and infill wells.

  A substantial portion of the Company's growth in reserves and production volumes since 1991 has been the result of (i) two successful enhanced oil recovery projects on properties acquired from 1992 to 1995 in the Permian Basin and (ii) the Company's 1994 acquisition and subsequent exploration on and exploitation of properties in Alberta, Canada. From June 1993 through December 1996, the Company completed 113 producing wells on its Maljamar waterflood project in Southeast New Mexico. As a result, the Company's average daily net oil production from the three units in this project increased to 2,800 Bbls in December 1996 from 580 Bbls in January 1993 (on a pro forma combined basis, assuming the Company had acquired all three units at January 1, 1993). At its Wellman Unit in West Texas, the Company used CO/2/ gas injection and refurbished a natural gas processing plant to increase average daily net production to 927 Bbls of oil, 440 Bbls of NGLs and 547 Mcf of natural gas in December 1996 from 650 Bbls of oil and no NGLs or natural gas in December 1993. In June 1994 the Company acquired oil and gas properties located primarily in Alberta, Canada for $52.0 million. From the date of this acquisition through December 1996, the Company completed 22 net wells on these properties. As a result, the Company's average daily net Canadian production increased to 3,200 BOE in December 1996 from 1,860 BOE in June 1994.

  The Company's principal executive offices are located at 8115 Preston Road, Suite 400, Dallas, Texas 75225, and its telephone number is (214) 265-0080.

BUSINESS STRATEGY

  The Company's strategy is to grow reserves and production volumes through
(i) acquiring producing properties that provide significant development and exploitation potential, (ii) developing and exploiting its reserve base in order to maximize production and recoverable reserves and (iii) exploring for oil and gas reserves, while (iv) maintaining financial flexibility.

  PURSUE STRATEGIC ACQUISITIONS. Over the last several years, the Company has assembled an experienced management team which uses a comprehensive interdisciplinary and technical approach to evaluate potential acquisitions of oil and gas properties. The Company's property acquisition criteria include:
(a) existing oil and gas production; (b) significant potential for increasing reserves and production through development, exploitation (including enhanced recovery techniques) or exploration; (c) proximity to the Company's existing core operating areas or, in the alternative, sufficient critical mass to justify diversification into a new area; (d) opportunities to lower unit costs; and (e) an attractive purchase price. In addition, the Company will continue to consider strategic combinations with other industry participants in order to achieve operating synergies, greater asset diversification and enhanced financial flexibility.

  CAPITALIZE UPON DEVELOPMENT AND EXPLOITATION EXPERTISE. The Company believes that one of its primary strengths is its expertise and experience in the exploitation of oil and gas properties through enhanced recovery operations and other methods. The Company believes that this strength differentiates it from other independent oil and gas companies of similar size. The Company has successfully added reserves and production volumes to existing and acquired properties through workovers, recompletions, waterfloods and CO/2/ gas injections, as well as the drilling of development or infill wells. The Company's success in the Maljamar waterflood project and the Wellman Unit CO/2/ gas injection project exemplify how the Company has capitalized on this core competency. The Company has budgeted $23.5 million for development and exploitation activities at the Maljamar and Wellman projects in 1997, and intends to continue to seek opportunities that would allow it to utilize further its development and exploitation expertise.

  EXPAND EXPLORATION PROGRAM. The Company is increasingly placing greater emphasis on exploration as a source of future growth, and focuses on exploration opportunities that can benefit from advanced technologies, including 3-D seismic, designed to reduce risks and increase success rates. In 1996 the Company hired a new Vice President of Exploration with over 33 years of exploration experience with major integrated and independent oil and gas companies to lead its domestic exploration group. This group is developing a balanced portfolio of exploration prospects in areas where it believes multiple prospects could be developed if a significant discovery were made. In addition, this group is responsible for domestic exploration activities on existing properties. In Canada, exploration has represented a significant portion of the Company's capital budget since 1994. The Company's activities for the winter 1996/1997 Canadian drilling season included participation in five gross exploratory wells (four of which were successful) to test five prospects. On a Company-wide basis, the 1997 exploration budget comprises $16.8 million (approximately 23%) of the Company's $72.4 million 1997 capital expenditure program, compared with exploration expenditures of $3.5 million (approximately 8%) of the Company's total capital expenditures of $46.2 million in 1996.

  MAINTAIN FINANCIAL FLEXIBILITY. The Company is committed to maintaining financial flexibility, which it believes is important for the successful implementation of its growth strategy. The Company currently expects its 1997 capital expenditure budget (excluding any property acquisitions) to be funded primarily by internally generated cash flow, including the sale of its remaining marketable securities. At June 30, 1997, the Company had
(i) approximately $34.2 million of cash and marketable securities, (ii) no long-term debt other than the Outstanding Notes and (iii) $80.0 million of borrowing capacity available under the Credit Agreement. The Company currently intends to make use of its excess cash, its marketable securities and its available borrowing capacity to implement its growth strategy.

PRINCIPAL OIL AND GAS PROPERTIES

  The following table summarizes certain information with respect to each of the Company's principal areas of operation at December 31, 1996:

                                               PROVED RESERVES
                                      ----------------------------------    1996
                            TOTAL                       TOTAL   PERCENT   AVERAGE
                            GROSS       OIL    NATURAL  PROVED  OF TOTAL    NET
                           OIL AND    AND NGLS   GAS   RESERVES  PROVED  PRODUCTION
                         GAS WELLS(1) (MBBLS)  (MMCF)   (MBOE)  RESERVES (BOE/DAY)
                         ------------ -------- ------- -------- -------- ----------
Permian Basin
  Maljamar..............      223      14,706    6,248  15,748     31%      2,074
  Wellman...............       14       7,067    2,494   7,482     15%      1,594
  Dimmitt/Slash Ranch...       59       2,548   12,954   4,707      9%        848
  Other.................      281       1,290   11,490   3,205      7%      1,380
                            -----      ------  -------  ------    ---      ------
    Total Permian
     Basin..............      577      25,611   33,186  31,142     62%      5,896
Appalachian Basin.......      443         989   31,633   6,260     12%      1,343
San Juan Basin..........    2,200          48   20,831   3,520      7%      1,104
Other(2)(3).............      261       1,432    3,896   2,082      4%      1,281
                            -----      ------  -------  ------    ---      ------
    Total United
     States(3)..........    3,481      28,080   89,546  43,004     85%      9,624
Canada..................      287       3,532   23,831   7,504     15%      3,318
                            -----      ------  -------  ------    ---      ------
    Total Company(3)....    3,768      31,612  113,377  50,508    100%     12,942
                            =====      ======  =======  ======    ===      ======

- --------

(1) During the first six months of 1997, a total of 63 additional gross oil and gas wells were placed on production at the Company's properties.
(2) Includes properties located in Michigan which were sold in February and April 1997 for an aggregate price of $2.3 million. The Company's Michigan properties included 24,000 gross (9,300 net) leasehold acres and 12 gross (two net) productive oil wells. These properties contained 931 MBOE of the Company's total proved reserves at December 31, 1996, and the Company's net production from these properties averaged 479 BOE per day in 1996.

(3) Excludes certain properties in the Welder Ranch area located in Refugio and Goliad Counties, Texas acquired by the Company in June and August 1997. See "--Other U.S. Properties."

 Permian Basin

  Maljamar. The Company's Maljamar properties are situated in Southeast New Mexico. At December 31, 1996, the Maljamar properties contained 15.7 MMBOE of proved reserves, which represented 31% of the Company's total proved reserves and 30% of the Company's Present Value of total proved reserves.

  The Maljamar properties consist of three producing units acquired by the Company in separate transactions between 1992 and 1995: the Maljamar Grayburg and Caprock Maljamar Units, both of which are in Lea County, New Mexico, and the Skelly Unit in Eddy County, New Mexico. The Maljamar Grayburg Unit produces from the Grayburg and San Andres formations at depths ranging from 3,800 to 4,500 feet, and the Caprock Maljamar Unit produces from the same formations at depths ranging from 4,000 to 5,000 feet. The Skelly Unit is located approximately five miles west of the two Lea County units and produces from the Seven Rivers, Grayburg and San Andres formations at depths ranging from 2,100 to 4,000 feet. The Company has a 100% working interest in each of these units, which have been combined into a single large scale waterflood project encompassing approximately 11,800 gross leasehold acres.

  Exploitation efforts at the project include recompletions of existing wells and the drilling of infill development wells on 20-acre spacing to create a five-spot water injection pattern of 40 acres. From

June 1, 1993 through December 31, 1996, the Company made capital expenditures of $50.1 million and completed 113 producing wells at the project. At December 31, 1996, the project included 223 producing wells and 102 water injection wells, all of which were operated by the Company. During 1996, Wiser placed a total of 68 wells on production, and had 33 additional wells in various stages of drilling or completion at year end. At December 31, 1996, a total of 28 wells remained to be drilled at the project, 12 of which have been completed as of August 31, 1997 and the remainder of which are expected to be drilled in 1997 as part of a total capital expenditure thereon of $17.4 million.

  The Company's average daily net production from the Maljamar properties increased to 2,800 Bbls of oil and 1,760 Mcf of natural gas in December 1996 from 580 Bbls of oil and 220 Mcf of natural gas in January 1993 (on a pro forma combined basis, assuming the Company had acquired all three units at January 1, 1993). The Company's net production from the Maljamar properties averaged 1,900 Bbls of oil and 1,044 Mcf of natural gas per day in 1996. The Company's cumulative net production from the Maljamar properties since acquired by the Company has been 1,360 MBbls of oil and 670 MMcf of natural gas through December 31, 1996.

  Wellman Unit. In 1993 the Company acquired a 62% working interest in and became operator of the Wellman Unit in Terry County, Texas, located in the northwestern edge of the Horseshoe Atoll. At December 31, 1996, the Company's Wellman property contained 7.5 MMBOE of proved reserves, which represented 15% of the Company's total proved reserves and 14% of the Company's Present Value of total proved reserves.

  The Company owns approximately 2,300 gross (1,400 net) leasehold acres in the Wellman Unit. The Wellman Unit produces oil from the Wolfcamp Reef formation at depths ranging from 9,100 to 10,000 feet. Water injection at the unit began in 1979, and CO/2/ injection began in 1983. The unit also includes a gas processing plant, which processes wellhead gas produced from the unit. Wiser's interest in this plant is proportionate to its working interest in the Wellman Unit. Processing at the plant involves subjecting the wellhead gas to high pressure and low temperature treatments that cause the gas to separate into various products, including NGLs, residual natural gas and CO/2/. The NGLs and residual natural gas are sold to pipeline companies, and the CO/2/ is reinjected into the unit's reservoir. At December 31, 1996, the unit included 14 productive wells, three water injection wells and three CO/2/ injection wells, all of which were operated by the Company.

  The Company's net production from the Wellman Unit averaged 1,051 Bbls of oil, 483 Bbls of NGLs and 374 Mcf of natural gas per day in 1996. The Company's average daily net production from the unit was 927 Bbls of oil, 440 Bbls of NGLs and 547 Mcf of natural gas in December 1996, which was 8% lower on an equivalent unit basis than the average daily net production from the unit in 1996. This reduction was due primarily to weather-related delays in drilling operations and plant processing and shortages of available drilling rigs. The Company's cumulative net production from the unit since acquired by the Company has been 1,181 MBbls of oil, 278 MBbls of NGLs and 137 MMcf of natural gas through December 31, 1996.

  In 1994 the Company began reconditioning the gas processing plant at the Wellman Unit to enhance the extraction of NGLs and residual natural gas from the wellhead gas. The Company completed the reconditioning project in June 1995 at a total cost of approximately $6.0 million. Following completion of this project, average daily net production from the unit increased to 1,180 Bbls of oil and 527 Bbls of NGLs during the six months ended December 31, 1995 from 982 Bbls of oil and no NGLs for the six months ended June 30, 1995. For the year ended December 31, 1996, the gas plant processed an average of 31 MMcf of gross natural gas and CO/2/ per day and recovered an average of 885 Bbls of NGLs and 685 Mcf of residual natural gas per day. During November and December 1996, the plant operated at an average of 95% of its maximum capacity of 35 MMcf of gas per day.

  Dimmitt/Slash Ranch Fields. The Company's Dimmitt/Slash Ranch properties are situated in Loving County, Texas, 80 miles west of Midland, Texas. At December 31, 1996, the Dimmitt/Slash Ranch properties contained 4.7 MMBOE of proved reserves, which represented 9% of the Company's total proved reserves and 11% of the Company's Present Value of total proved reserves.

  The Company owns approximately 5,400 gross (4,100 net) leasehold acres in the Dimmitt Field, and has working interests in this acreage ranging from 50% to 100%. The Company acquired its initial interest in and became operator of the field in 1993. The Dimmitt Field produces oil and gas from the Cherry Canyon and Bell Canyon formations at depths ranging from 4,700 to 6,700 feet. At December 31, 1996, the field included 56 productive wells. The Company completed two wells in the Cherry Canyon formation and performed recompletions on seven producing wells in the Bell Canyon formation in 1996. The Company plans to drill two additional development wells in the Cherry Canyon formation and to recomplete 10 additional Bell Canyon wells during 1997 for an estimated total capital expenditure of approximately $1.4 million. The Company's net production from the Dimmitt Field averaged 374 Bbls of oil and 1,172 Mcf of natural gas per day in 1996.

  The Slash Ranch Field is a natural gas field that underlies the Dimmitt Field. The Company owns approximately 2,600 gross (1,800 net) leasehold acres in the Slash Ranch Field. The Slash Ranch Field produces from the Atoka, Fusselman and Ellenburger formations at depths ranging from 15,000 to 20,000 feet. At December 31, 1996, the field included three producing wells, all of which were operated by the Company. The Company's working interests in these wells range from 34% to 100%. The Company's net production from the Slash Ranch Field averaged 1,672 Mcf of natural gas per day in 1996. The Company has identified several exploratory prospects in this field and intends to further define these prospects with 3-D seismic in 1998. See "--Exploration Activities--United States--West Texas."

  The Company's net production from the Dimmitt/Slash Ranch properties averaged 374 Bbls of oil and 2,844 Mcf of natural gas per day in 1996. The Company's cumulative net production from the properties since acquired by the Company has been 326 MBbls of oil and 3.4 Bcf of natural gas through December 31, 1996.

 Appalachian Basin

  The Company's Appalachian Basin properties are situated in Kentucky, Tennessee and West Virginia. At December 31, 1996, these properties contained
6.3 MMBOE of proved reserves, which represented 12% of the Company's total proved reserves and 12% of the Company's Present Value of total proved reserves. The Appalachian Basin reserves are long-lived reserves (generally, over 40 years) characterized by gradual decline rates.

  The Company has operated in Kentucky and Tennessee since 1917 and owns approximately 123,000 gross (108,000 net) leasehold acres in 22 shallow natural gas fields in southeastern Kentucky and northeastern Tennessee. The Company's working interests in this acreage range from 33% to 100%. The Company has a 100% working interest in approximately 90% of the total acreage. The primary producing formations in these fields are the Maxon, Big Lime and Corniferous at a maximum depth of less than 3,000 feet. At December 31, 1996, the Company owned 368 gross (309 net) productive wells in these fields, of which approximately 98% were operated by the Company. Although daily production from individual wells in the fields is low (on average, 30 Mcf per day), the production generally receives a higher sales price than the Company's other natural gas production because of the proximity of the fields to the northeastern United States gas markets. The Company completed four development wells in Kentucky and Tennessee in 1996 and two development wells in early 1997. The Company expects to spend approximately $500,000 in 1997 to drill seven additional development wells in Kentucky and Tennessee. The Company's net production from its Kentucky and Tennessee properties averaged 5,346 Mcf of natural gas per day in 1996.

  The Company owns approximately 20,000 gross (14,000 net) leasehold acres in the Blue Creek Field in Clay and Kanawha Counties, West Virginia. The Company has an average 70% working interest in this acreage, which it acquired in February 1995. The Blue Creek Field produces from the Rosedale, Injun, Keener and Weir formations, ranging from depths of 1,200 to 2,800 feet. At December 31, 1996, the Company owned 75 gross (48 net) productive gas wells in this field, all of which were operated by another company. During 1996, the Company participated in the drilling of 12 gross (nine net) development wells in the Blue Creek Field. The Company has identified 35 development drilling locations in the field, of which 20 have been drilled for an estimated total capital expenditure of $2.6 million. The Company's net production from its West Virginia properties averaged 913 Mcf of natural gas, 104 Bbls of oil and 193 Bbls of NGLs per day in 1996.

  The Company owns and operates an extensive natural gas gathering and transportation system located in its producing areas of Kentucky and Tennessee. The system consists of approximately 340 miles of gas gathering pipelines, 16 gas compressor stations, two gas processing plants and two gas storage reservoirs. The pipelines have a throughput capacity of approximately 20 MMcf of natural gas per day. During the year ended December 31, 1996, the pipelines gathered an average of 8.2 MMcf of natural gas per day. The two processing plants have a total capacity of 16 MMcf of natural gas per day. During the year ended December 31, 1996, the plants processed an average of
8.2 MMcf of natural gas per day and recovered an average of 193 Bbls of NGLs per day. See "--Marketing of Production."

  The Company's net production from its Appalachian Basin properties averaged 6,259 Mcf of natural gas, 104 Bbls of oil and 193 Bbls of NGLs per day in 1996.

 San Juan Basin

  The Company's San Juan Basin properties are located in Rio Arriba County in northwestern New Mexico. At December 31, 1996, the San Juan Basin properties contained 3.5 MMBOE of proved reserves, which represented 7% of the Company's total proved reserves and 7% of the Company's Present Value of total proved reserves. The Company owns approximately 11,100 gross (5,300 net) leasehold acres in the San Juan Basin. The Company's average 48% working interest in the acreage was contributed in connection with a unitization of the wells in the San Juan Basin fields in the 1950's, resulting in the ownership by the Company of small non-operated working interests in the wells. At December 31, 1996, the Company owned working interests in 2,200 producing gas wells in the San Juan Basin, which working interests ranged from 0.21% to 4.2% and averaged approximately 1.8%. The Company's San Juan Basin properties produce from multiple formations ranging from depths of 3,500 feet to 8,000 feet. The Company's net production from these properties averaged 6,539 Mcf of natural gas and 14 Bbls of oil per day in 1996. During the year ended December 31, 1996, approximately 50% of the Company's net production from these properties was from the Fruitland Coal seams. Such production generates nonconventional fuels income tax credits for Wiser under Section 29 of the Internal Revenue Code of 1986, as amended. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations." In 1996 production from the San Juan Basin properties was diminished as a result of a five-month curtailment due to a pipeline rupture. The Company expects that future development of the properties will depend on natural gas prices, and that its share of the costs of any such future development activities will not be significant.

 Other U.S. Properties

  In June 1997 the Company acquired certain oil and gas properties in the Welder Ranch area located in Refugio and Goliad Counties, Texas for an aggregate cash consideration of $15.0 million. The acquired properties include approximately 17,000 gross leasehold acres, 29 productive wells, all of which are being operated by the Company, approximately 30 potential development well sites and a 73-mile 3-D seismic survey. The Company's internal engineers estimate that the properties contain approximately 2,900 MBOE of proved reserves, consisting of approximately 13.2 Bcf of natural gas and 700 MBbls of oil. The Company's working interests in the acquired acreage range from 32.5% to 62.5% and average approximately 53%. The properties produce from multiple formations ranging from depths of 2,900 feet to 5,600 feet. The Company estimates that net production from the properties will average approximately 4,500 Mcf of natural gas and 60 Bbls of oil per day. The Company expects to commence drilling operations on the 30 development well sites during the third quarter of 1997 at a rate of three wells per month. In August 1997 the Company acquired a 40% working interest in the Fitzsimmons and Blanco Creek prospects located within the same geologic trend as the Welder Ranch properties for a cash consideration of $900,000. The Company expects that a 3-D seismic survey covering approximately 47 square miles of the Fitzsimmons and Blanco Creek acreage will be completed by December 31, 1997. The Company has budgeted $4.3 million for exploration and development activities on the Welder Ranch properties during the second half of 1997.

  The Company's other United States properties include properties located in the Anadarko Basin in Texas and Oklahoma and the Gulf Coast onshore region. The Company intends to develop its Anadarko Basin and Gulf Coast properties as new core operating areas if certain exploration projects it is currently pursuing prove successful. See "--Exploration Activities--United States."

 Canada

  In June 1994, Wiser established an important new core area with the completion of a $52.0 million acquisition of Canadian oil and gas properties from Eagle Resources, Ltd. The purchase included 7.2 MMBOE of proved reserves and 2.8 MMBOE of probable reserves, approximately 127,000 net undeveloped acres, seven exploration prospects and an existing staff of 23 persons. At December 31, 1996, the Company's Canadian properties contained 7.5 MMBOE of proved reserves, which represented 15% of the Company's total proved reserves and 15% of the Present Value of the Company's total proved reserves.

  The following table summarizes certain information with respect to each of the Company's principal Canadian areas of operation at December 31, 1996:

                                          PROVED RESERVES
                                 ---------------------------------
                                          PERCENT OF
                                  TOTAL     TOTAL     PERCENT OF   1996 AVERAGE
                    TOTAL GROSS   PROVED   CANADIAN  TOTAL COMPANY     NET
                      OIL AND    RESERVES   PROVED      PROVED      PRODUCTION
                    GAS WELLS(1)  (MBOE)   RESERVES    RESERVES     (BOE/DAY)
                    ------------ -------- ---------- ------------- ------------
Evi................      15       1,224       16%         2.4%          825
Provost............      46         616        8%         1.2%          742
Grande Prairie.....      16         884       12%         1.8%          239
Leahurst...........      16         355        5%         0.7%          356
Pine Creek.........       5         420        6%         0.8%          239
Other..............     189       4,005       53%         8.0%          917
                        ---       -----      ---         ----         -----
  Total Canada.....     287       7,504      100%        14.9%        3,318
                        ===       =====      ===         ====         =====

- --------

(1) During the first six months of 1997, a total of 14 additional gross oil and gas wells were placed on production at the Company's Canadian properties.

  Evi. The Company's Evi Field is located approximately 400 miles north of Calgary. At December 31, 1996, the Evi Field contained 1,224 MBOE of proved reserves, which represented 16% of the Company's total Canadian proved reserves and 35% of the Present Value of the Company's total Canadian proved reserves.

  The Company owns approximately 5,440 gross (1,870 net) leasehold acres in the Evi Field, and has an average 34% working interest in this acreage. The Evi Field produces oil from the Granite Wash formation at depths ranging from 4,900 to 5,000 feet. The Company's net production from the Evi Field averaged 825 Bbls of oil per day in 1996. At December 31, 1996, the Company owned 15 gross (3.2 net) productive wells and two gross (0.4 net) water disposal wells in the field, of which 12 productive wells and both water disposal wells were operated by Wiser.

  Provost. The Company's Provost properties are located approximately 210 miles northeast of Calgary. At December 31, 1996, the Provost properties contained 616 MBOE of proved reserves, which represented 8% of the Company's total Canadian proved reserves and 11% of the Present Value of the Company's total Canadian proved reserves.

  The Company owns approximately 9,280 gross (6,300 net) leasehold acres in the Provost properties, and has an average 68% working interest in this acreage. The Provost properties produce mainly from the Dina formation at depths of 3,070 to 3,170 feet. The Provost Dina "X' Pool is the Company's main producing pool in these properties. Water injection in this pool began in 1990. The Company drilled 12 infill wells in the Dina "X' Pool in 1996. This increased the Company's average daily net production from the pool to 630 Bbls of oil in December 1996 from 150 Bbls of oil in January 1996. The Company drilled two additional infill wells in the pool in the first half of 1997. In addition, the Company drilled a new discovery well and a follow-up development well in the Provost area in the first half of 1997, and plans to drill an additional five to seven development wells in this area.

  The Company's net production from the Provost properties averaged 679 Bbls of oil and 380 Mcf of natural gas per day in 1996. At December 31, 1996, the Company owned 46 gross (35.8 net) productive wells and two gross (two net) water injection wells on the properties, of which 29 gross productive wells and both water injection wells were operated by the Company. The Company has a 100% working interest in 22 of the productive wells and a 92% working interest in one of the others.

  Grande Prairie. The Company's Grande Prairie properties are located approximately 380 miles northwest of Calgary. At December 31, 1996, the Grande Prairie properties contained 884 MBOE of proved reserves, which represented 12% of the Company's total Canadian proved reserves and 11% of the Present Value of the Company's total Canadian proved reserves.

  The Company owns approximately 8,320 gross (2,260 net) leasehold acres in the Grande Prairie properties, and has an average 27% working interest in this acreage. The Grande Prairie properties produce from the Halfway formation at depths of 6,200 to 6,300 feet. At December 31, 1996, the Company owned 16 gross (3.9 net) productive wells and one gross (0.23 net) gas injection well at Grande Prairie, all of which were operated by Wiser. All but one well has been unitized in the Grande Prairie Halfway "A' Unit, in which the Company has a 22.9% working interest. Gas re-injection in the unit began in 1989 to enhance oil recovery. The Company's net production from the Grande Prairie properties averaged 158 Bbls of oil and 487 Mcf of natural gas per day in 1996.

  Leahurst. The Company's Leahurst properties are located approximately 180 miles northeast of Calgary. At December 31, 1996, the Leahurst properties contained 355 MBOE of proved reserves, which represented 5% of the Company's total Canadian proved reserves and 8% of the Present Value of the Company's total Canadian proved reserves.

  The Company owns approximately 880 gross (560 net) leasehold acres in the Leahurst properties, and has an average 63% working interest in this acreage. The Leahurst properties produce from the Glauconite formation at depths of 4,150 to 4,250 feet. At December 31, 1996, the Company owned 16 gross (2.6 net) productive wells and two gross (0.63 net) water injection wells on the Leahurst properties. All of the wells in the properties have been unitized in the Leahurst Glauconite "B' Unit, in which the Company has a 16% working interest. The unit is operated by a third party. Water injection in the unit began in 1994 to enhance oil recovery. The Company recently completed a six-well infill drilling program at the unit. Five of these wells have proved undeveloped reserves assigned to them. The Company's net production from the Leahurst properties averaged 334 Bbls of oil and 130 Mcf of natural gas per day in 1996.

  Pine Creek. The Company's Pine Creek Field is located approximately 240 miles northwest of Calgary. At December 31, 1996, the Pine Creek Field contained 420 MBOE of proved reserves, which represented 6% of the Company's total Canadian proved reserves and 4% of the Present Value of the Company's total Canadian proved reserves. The Company owns approximately 8,000 gross (2,100 net) leasehold acres in the Pine Creek Field, and has a 26% working interest in this acreage. The Pine Creek Field produces natural gas from the Bluesky and Gething formations at depths of 8,000 to 8,200 feet. At December 31, 1996, the Company owned five gross (1.3 net) productive wells in the Pine Creek Field, all of which were operated by a third party. The Company's net production from the Pine Creek Field averaged 967 Mcf of natural gas and 78 Bbls of NGLs per day in 1996.

  Other Canadian Properties. The Company owns interests in approximately 30 other Canadian properties, primarily located in its principal areas of operation. For the year ended December 31, 1996, these properties individually represented less than 5%, and in the aggregate represented approximately 28%, of the Company's average daily net Canadian production.

EXPLORATION ACTIVITIES

  United States. Wiser's domestic exploration program seeks to maintain a balanced portfolio of drilling opportunities that range from lower risk field extension wells to higher risk, high reserve potential prospects. The Company focuses primarily on exploration opportunities that can benefit from advanced technologies, including 3-D seismic, designed to reduce risks and increase success rates. Prospects are developed in-house and through strategic alliances with exploration companies that have expertise in specific target areas. In addition, the Company evaluates some externally generated prospects and participates in farm-ins to enhance its portfolio. In 1996, Wiser participated in three gross (two net) domestic exploration wells, compared with 19 gross (six net) wells in 1995, spending $0.9 million in 1996 and $2.8 million in 1995 on domestic exploration. The Company has budgeted $11.5 million for its 1997 domestic exploration program.

  The Company is currently focusing its domestic exploration activities in the following geographical areas:

    West Texas. The Company has identified deeper exploratory prospects in the Slash Ranch Field in Loving County where it is currently producing at shallower depths. The Company intends to define these prospects further with 3-D seismic. In Pecos County, Wiser has a 23.5% working interest in the Indian Mesa prospect and a 47.5% working interest in the Panther Bluff prospect. The Company has completed 3-D seismic on the Indian Mesa prospect and an exploratory well has been drilled and abandoned on this prospect. The Company was carried at no cost in this well. Additional exploratory drilling is anticipated on the Indian Mesa prospect.The Company has identified unproven drilling potential in the Panther Bluff prospect to be defined further with 3-D seismic data. The operator is in the process of obtaining necessary permits to commence exploration of this prospect.

    Gulf Coast. The Company plans to develop exploration projects in the Gulf Coast onshore region. The Company intends to seek a mix of moderate risk, moderate cost prospects and some higher cost, higher potential prospects. In the Bison Ridge project in Louisiana, the Company is participating in a proposed 60-square mile 3-D seismic survey and will bear 25% of the survey costs. In the South Lakeside prospect in Cameron Parish, Louisiana, Wiser participated through a 12.5% working interest in an exploratory well that was recently plugged and abandoned. In the Tecumseh project in southwest Mississippi and adjacent Louisiana, the Company is operating a

  30-square mile 3-D seismic survey. Two wells are planned to be drilled on this acreage in 1997. Wiser would operate the two wells, if drilled, and own a 50% working interest therein. In the Castleberry project in Conecuh County, Alabama, the Company is participating in and operating a proposed 31-square mile 3-D seismic survey and will bear 50% of the survey costs.

    Anadarko Basin. The Company owns a 20% working interest in an exploratory well that has been completed in the Lower Morrow sand at its Mustang prospect in Lipscomb County, Texas. The Lower Morrow formation tested at 3,000 Mcf per day, and the Company is currently reviewing 3-D seismic data for possible additional drilling in this area.

  Canada. Wiser focuses its Canadian exploration activities in specific regions within the Western Canadian Sedimentary Basin in close proximity to known producing horizons where the potential for significant reserves exists. The Company's technical personnel have considerable experience in this focus area. From the date of the Company's acquisition of its Canadian properties through December 31, 1996, the Company's Canadian exploration activities have resulted in the successful completion of five net wells (out of 14 net wells drilled). The Company has budgeted $5.1 million for its 1997 Canadian exploration program.

  The Company is currently focusing its Canadian exploration activities in the following geographical areas:

    Northeast British Columbia. The Company owns approximately 2,760 gross (1,380 net) leasehold acres in the Beatton River/Elm area, and has an average 50% working interest in this acreage. During the winter 1996/1997 drilling season, the Company completed a new discovery oil well in the Cretaceous formation. This well qualifies under a provincial program encouraging exploration activity which exempts the Company from paying royalties on production to the provincial government for a period of 36 months. A step-out well is currently drilling and, if successful, a third well is expected to be drilled on this acreage. These two wells, if completed, will be tied into a nearby gathering system together with the initial discovery well. The Company expects to test the Triassic Halfway formation at 4,100 feet as it develops the Beatton River/Elm prospect.

    Northern Alberta. The Company's Gage project is presently undergoing land assembly as an oil prospect targeting the Triassic formation at approximately 4,000 feet. A number of wells drilled by others in this area have previously tested oil and gas, but have never produced because of a lack of pipelines in the area. The Company is engaged in a shallower competitive venture in this area to determine whether there are sufficient natural gas reserves to justify the construction of production facilities. The Company owns approximately 5,440 gross (3,560 net) leasehold acres in the Gage project and has working interests in the natural gas rights ranging from 50% to 100%. The Company has purchased and intends to continue to purchase the oil rights to this project in private sales from the Province of Alberta. An exploratory well is planned upon completion of land assembly activities.

    The Company is also developing the Evi West project, targeting the Granite Wash sands located in an area near certain of the Company's production facilities. The Company has completed a detailed 2-D seismic analysis which revealed sands draped over a Precambrian structure at a depth of approximately 5,000 feet. The Company owns a 100% working interest in approximately 640 gross leasehold acres on this project.

    West Central Alberta. The Company owns approximately 16,000 gross (7,050 net) leasehold acres in the Bronson project with working interests ranging from 50% to 100%. An exploratory well on this acreage has been drilled and abandoned. A second exploratory well has been completed as a marginal producer. The Company is currently evaluating this project for future drilling. Wiser is also producing natural gas from the shallower Cardium formation.

    The Company owns approximately 1,920 gross (960 net) leasehold acres in the Ferrier prospect, and has a 50% working interest in this acreage. Based on a 2-D seismic analysis of this area, the Company drilled and completed an exploratory well through the Cretaceous and into the Mississippian formations at a depth of approximately 10,000 feet. This well produced a significant amount of natural gas with water, but will require additional work to eliminate the water production. In addition, the Company has earned working interests ranging from 27.5% to 50% in five sections of adjacent acreage. Plant capacity and infrastructure are currently available in the area.

    The Company owns approximately 640 gross (213 net) leasehold acres and has a 33% working interest with two equal partners in the Windfall project. A shallow natural gas target has been confirmed, and Wiser is currently interpreting 2-D seismic on a second, deeper target. An exploratory test well is expected to spud during the third quarter of 1997.

  Other International Projects. The Company has budgeted approximately $192,000 for 1997 capital expenditures in connection with possible exploration activities in Peru and Brazil. The Company is currently negotiating a participation agreement with certain third parties pursuant to which it would acquire a 12.5% non-operated working interest in an exploration license in Peru.

MARKETING OF PRODUCTION

  The Company markets its production of oil, natural gas and NGLs to a variety of purchasers, including large refiners and resellers, pipeline affiliate marketers, independent marketers, utilities and industrial end-users. To help manage the impact of potential price declines, Wiser has developed a portfolio of long- and short-term contracts with prices that are either fixed or related to market conditions in varying degrees. Most of the Company's production is sold pursuant to contracts that provide for market-related pricing for the areas in which the production is located.

  During the year ended December 31, 1996, revenues from the sale of production to Highland Energy Company, Koch Oil Co. Ltd. and Texaco Trading and Transportation represented approximately 35%, 18% and 15%, respectively, of the Company's total oil and gas revenues. The sales to Koch Oil Co. Ltd. accounted for approximately 75% of the Company's revenues from sales of its Canadian production in 1996. The Company believes it would be able to locate alternate purchasers in the event of the loss of any one or more of these purchasers, and that any such loss would not have a material adverse effect on the Company's financial condition or results of operations.

  Crude Oil. The Company sells its crude oil and condensate to various refiners and resellers in the United States and Canada at posting-related and spot-related prices that also depend on factors such as well location, production volume and product quality. The Company typically sells its crude oil and condensate production at or near the well site, although in some cases it is gathered by the Company or others and delivered to a central point of sale. The Company's crude oil and condensate production is transported by truck or by pipeline and is typically committed to arrangements having a term of one year or less. The Company has not engaged in crude oil trading activities. Revenue from the sale of crude oil and condensate totaled $45.6 million for the year ended December 31, 1996 and represented 63% of the Company's total oil and gas revenues for that period.

  From time to time, the Company enters into crude oil price hedges to reduce its exposure to commodity price fluctuation. At December 31, 1996, approximately 41% of the Company's total expected crude oil production through December 1997 was hedged under such arrangements at a weighted average volume of 3,496 Bbls of oil per day and at a weighted average hedge floor price of $16.39 per Bbl and a weighted average hedge ceiling price of $19.06 per Bbl. See "Risk Factors--Risk of Hedging Activities," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters" and
Note 1 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

  Natural Gas. The Company sells its produced and gathered natural gas to utilities, marketers, processor/resellers and industrial end-users primarily under market-sensitive, long-term contracts or daily, monthly or multi-month spot agreements. An insignificant amount of the Company's natural gas is committed to long-term, fixed-price sales agreements. To accomplish the delivery and sale of certain of its natural gas, the Company has entered into long-term agreements with various natural gas gatherers that deliver its gas to points of sale on major transmission pipelines.

  In Kentucky and Tennessee, the Company owns and operates an extensive natural gas gathering and transportation system consisting of approximately 340 miles of pipeline, 16 gas compressor stations, two gas processing plants and two gas storage reservoirs. The Company utilizes this system to procure, aggregate and deliver natural gas produced from over 260 wells that are owned and operated by the Company, comprising most of its Appalachian Basin natural gas production, together with natural gas produced from wells owned and operated by others, in meeting its delivery obligations under a sales contract with a local utility. This sales contract, which expires on October 31, 1999, provides for market-related pricing plus payment of a stated standby demand charge based on an established peak-day delivery obligation. The maximum daily volume of natural gas that the utility may demand is subject to annual adjustment (never to exceed 12,000 Mcf per day) and currently is fixed at 11,000 Mcf per day. For the year ended December 31, 1996, approximately 10% of the Company's total natural gas production was sold under this sales contract. The Company also utilizes its Kentucky/Tennessee gathering and transportation system to transport natural gas on behalf of third parties and natural gas purchased from third parties for resale.

  The Company believes that it has sufficient production from its properties, and from those of others tied to its gathering and transportation system, to meet the Company's delivery obligations under its existing natural gas sales contracts. Although the Company has not entered into financial transactions to hedge the price of its estimated future natural gas production for 1997 or beyond, it may consider various hedging arrangements in the future.

  NGLs. From its natural gas processing plants in West Texas and Kentucky, the Company sells NGLs to independent marketers for resale. A direct pipeline connection to the Texas Gulf Coast market area facilitates the sale of NGLs from the Company's Wellman Unit, and enables the Company to receive prices that are representative of the daily market value of NGLs on the Texas Gulf Coast, less transportation and fractionation costs. The market for NGLs in Kentucky is less competitive with higher transportation costs in that region due to the absence of product pipelines. The Company's weighted average price in 1996 for NGLs sold from Company-operated plants or under processing agreements with others was $13.36 per Bbl. At December 31, 1996, approximately 40% of the Company's total expected NGL production from January 1 through March 31, 1997 was hedged at a weighted average swap price of $18.76 per Bbl. Prices for NGLs attributable to natural gas sold to plants operated by others are generally included in the prices reported by the Company for the sale of its natural gas.

  Price Considerations. Crude oil prices are established in a highly liquid, international market, with average crude oil prices received by the Company generally fluctuating with changes in the futures price established on the NYMEX for West Texas Intermediate Crude Oil ("NYMEX-WTI"). The average crude oil price per Bbl received by the Company in 1996 was $18.81, compared to an average price per Bbl of $20.86 that would have been received before the effects of the Company's hedging activities. The average NYMEX-WTI closing price per Bbl for 1996 was $22.01.

  Natural gas prices in each of the geographical areas in which the Company operates are closely tied to established price indices which are heavily influenced by national and regional supply and demand factors and the futures price per MMBtu for natural gas delivered at Henry Hub, Louisiana established on the NYMEX ("NYMEX-Henry Hub"). At times, these indices correlate closely with the NYMEX-Henry Hub price, but often, as in early 1996, there are significant variances between the NYMEX-Henry Hub price and the indices used to price the Company's natural gas. Average natural gas prices received by Wiser in each of its operating areas generally fluctuate with changes in these established indices. The average natural gas price per Mcf received by the Company in 1996 was $1.77, compared to an average price per Mcf of $1.92 that would have been received before the effects of the Company's hedging activities. The NYMEX-Henry Hub price per MMBtu for 1996, as represented by the annual average of the closing price on the last three trading days for the prompt month NYMEX natural gas futures contract applicable to each month in 1996, was $2.55. The average natural gas price received by the Company in 1996 was lower than such 1996 NYMEX-Henry Hub price as a result of pricing differentials determined by the location of the Company's natural gas production relative to the Henry Hub trading point, lower natural gas prices generally applicable to Canadian natural gas production relative to U.S. production and the Company's hedging activities. See "Risk Factors--Volatility of Oil and Gas Prices."

OIL AND GAS RESERVES

  The following table sets forth the proved developed and undeveloped reserves of the Company at December 31, 1996:

                              OIL AND NGLS (MBBLS)          NATURAL GAS (MMCF)          TOTAL RESERVES (MBOE)
                          ---------------------------- ----------------------------- ----------------------------
                          DEVELOPED UNDEVELOPED TOTAL  DEVELOPED UNDEVELOPED  TOTAL  DEVELOPED UNDEVELOPED TOTAL
                          --------- ----------- ------ --------- ----------- ------- --------- ----------- ------
Permian Basin
 Maljamar...............   11,914      2,792    14,706    5,266       982      6,248  12,792      2,956    15,748
 Wellman................    7,067        --      7,067    2,494       --       2,494   7,482        --      7,482
 Dimmitt/Slash Ranch....    2,191        357     2,548   12,276       678     12,954   4,237        470     4,707
 Other..................    1,273         17     1,290   10,662       828     11,490   3,050        155     3,205
                           ------      -----    ------  -------    ------    -------  ------      -----    ------
 Total Permian Basin....   22,445      3,166    25,611   30,698     2,488     33,186  27,561      3,581    31,142
Appalachian Basin.......      967         22       989   26,173     5,460     31,633   5,328        932     6,260
San Juan Basin..........       48        --         48   20,358       473     20,831   3,442         78     3,520
Other...................    1,432        --      1,432    3,423       473      3,896   2,003         79     2,082
                           ------      -----    ------  -------    ------    -------  ------      -----    ------
 Total United States....   24,892      3,188    28,080   80,652     8,894     89,546  38,334      4,670    43,004
Canada..................    3,225        307     3,532   22,477     1,354     23,831   6,971        533     7,504
                           ------      -----    ------  -------    ------    -------  ------      -----    ------
 Total Company..........   28,117      3,495    31,612  103,129    10,248    113,377  45,305      5,203    50,508
                           ======      =====    ======  =======    ======    =======  ======      =====    ======

  The following table summarizes the Company's proved reserves, the estimated future net revenues from such proved reserves and the Present Value and Standardized Measure of Discounted Future Net Cash Flows attributable thereto at December 31, 1996, 1995 and 1994:

                                                          AT DECEMBER 31,
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS,
                                                        EXCEPT FOR WEIGHTED
                                                       AVERAGE SALES PRICES)
   Proved reserves:
     Oil and NGLs (MBbl)............................   31,612   32,208   23,430
     Natural gas (MMcf).............................  113,377  109,915  107,920
      Oil equivalents (MBOE)........................   50,508   50,527   41,417
     Estimated future net revenues before income
      taxes......................................... $705,723 $401,037 $272,776
     Present Value.................................. $414,314 $235,416 $160,804
     Standardized Measure of Discounted Future Net
      Cash Flows(1)................................. $317,180 $194,602 $142,032
   Proved developed reserves:
     Oil and NGLs (MBbl)............................   28,117   21,556   18,799
     Natural gas (MMcf).............................  103,129  102,026   98,370
      Oil equivalents (MBOE)........................   45,305   38,560   35,194
     Estimated future net revenues before income
      taxes......................................... $631,406 $310,034 $251,003
     Present Value.................................. $381,169 $195,439 $155,642
   Weighted average sales prices:
     Oil (per Bbl).................................. $  24.63 $  18.19 $  16.11
     Natural gas (per Mcf)..........................     3.45     1.84     1.57
     NGLs (per Bbl).................................    19.79    12.87     9.80

- --------
(1) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value (using an annual discount rate of 10%) of estimated future net revenues from the production of proved reserves, after giving effect to income taxes. See the Supplemental Financial Information attached to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus for additional information regarding the disclosure of the Standardized Measure information in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities."

  All information set forth in this Prospectus relating to the Company's proved reserves, estimated future net revenues and Present Values is taken from reports prepared by DeGolyer and MacNaughton (with respect to the Company's United States properties) and Gilbert Lausten Jung Associates Ltd. (with respect to the Company's Canadian properties), each of which is a firm of independent petroleum engineers. The estimates of these engineers were based upon review of production histories and other geological, economic, ownership and engineering data provided by the Company. No reports on the Company's reserves have been filed with any federal agency. In accordance with SEC guidelines, the Company's estimates of proved reserves and the future net revenues from which Present Values are derived are made using year end oil and gas sales prices held constant throughout the life of the properties (except to the extent a contract specifically provides otherwise). The prices of oil and gas at December 31, 1996 used to estimate the Company's proved reserves and the future net revenues from which Present Value is derived were substantially higher than the prices used in previous years to make such estimates and substantially higher than oil and gas prices at August 29, 1997. The closing price on the NYMEX for the prompt month futures contract for delivery of West Texas Intermediate Crude Oil on December 31, 1996 and August 29, 1997 was $25.92 and $19.61 per Bbl, respectively. The closing price on the NYMEX for the prompt month futures contract for natural gas delivered at

Henry Hub, Louisiana on December 31, 1996 and August 29, 1997 was $2.76 and $2.71 per MMBtu, respectively. A decline in prices relative to year end 1996 could cause a significant decline in the Present Value attributable to the Company's proved reserves at December 31, 1996. For example, a $1.00 decline in oil and NGL prices, holding all other variables constant, would decrease such Present Value by 4%, or $14.8 million, and a $0.10 decline in natural gas prices, holding all other variables constant, would decrease such Present Value by 1%, or $5.1 million. See "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues." Operating costs, development costs and certain production-related taxes were deducted in arriving at estimated future net revenues, but such costs do not include debt service, general and administrative expenses and income taxes.

  There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the Company's control. The reserve data set forth in this Prospectus represents estimates only. Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development, exploitation and exploration activities, prevailing oil and gas prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. There can be no assurance that these estimates are accurate predictions of the Company's oil and gas reserves or their values. Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves. See "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues."

NET PRODUCTION, SALES PRICES AND COSTS

  The following table presents certain information with respect to oil and gas production, prices and costs attributable to all oil and gas property interests owned by the Company for the three-year period ended December 31, 1996 and the six months ended June 30, 1997 and 1996.

                                          SIX MONTHS
                                        ENDED JUNE 30,  YEAR ENDED DECEMBER 31,
                                        --------------- -----------------------
                                         1997    1996    1996    1995    1994
                                        ------- ------- ------- ------- -------
PRODUCTION VOLUMES:
 Oil (MBbl)
  United States........................     945     784   1,732   1,445   1,794
  Canada...............................     315     334     693     635     310
                                        ------- ------- ------- ------- -------
   Total Company.......................   1,260   1,118   2,425   2,080   2,104
 Natural gas (MMcf)
  United States (1)....................   4,912   4,913   9,479   9,418   9,804
  Canada...............................   1,151   1,477   2,809   2,753   1,272
                                        ------- ------- ------- ------- -------
   Total Company (1)...................   6,063   6,390  12,288  12,171  11,076
 NGLs (MBbl)
  United States........................     157     142     301     212     163
  Canada...............................      16      24      50      40      10
                                        ------- ------- ------- ------- -------
   Total Company.......................     173     166     351     252     173
WEIGHTED AVERAGE SALES PRICES (2):
 Oil (per Bbl)
  United States........................ $ 18.83 $ 18.22 $ 18.91 $ 17.14 $ 15.48
  Canada...............................   17.80   17.79   18.55   16.38   16.32
   Total Company.......................   18.57   18.09   18.81   16.91   15.60
 Natural gas (per Mcf)
  United States (1).................... $  2.44 $  1.75 $  1.95 $  1.46 $  1.79
  Canada...............................    1.27    1.14    1.16    1.05    1.23
   Total Company (1)...................    2.22    1.61    1.77    1.37    1.73
 NGLs (per Bbl)
  United States........................ $ 13.54 $ 11.17 $ 12.88 $  9.67 $  8.93
  Canada...............................   18.26   16.12   16.21   12.45   10.15
   Total Company.......................   13.97   11.89   13.36   10.11    9.00
SELECTED EXPENSES PER BOE (3):
 Lease operating
  United States........................ $  4.90 $  4.56 $  4.53 $  4.59 $  4.74
  Canada...............................    3.90    2.68    3.04    2.58    3.22
   Total Company.......................    4.68    4.07    4.14    4.06    4.54
 Production taxes (4)
  Total Company........................ $  0.98 $  0.92 $  0.93 $  0.78 $  0.97
 Depreciation, depletion and
  amortization
  United States........................ $  3.52 $  3.66 $  3.36 $  3.63 $  4.20
  Canada...............................    8.45    6.02    6.49    7.37    6.72
   Total Company.......................    4.60    4.28    4.16    4.62    4.53
 General and administrative
  United States........................ $  2.08 $  2.31 $  2.11 $  1.99 $  1.58
  Canada...............................    2.00    1.67    1.61    1.70    1.76
   Total Company.......................    2.06    2.14    1.98    1.92    1.61

- --------

(1) Calculated giving effect to volumes of natural gas purchased for resale as follows: first six months of 1997--301 MMcf, first six months of 1996--269 MMcf, 1996--605 MMcf, 1995--500 MMcf and 1994--469 MMcf.
(2) Reflects results of hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters."
(3) Calculated without giving effect to volumes of natural gas purchased for resale.
(4) Canada does not assess production taxes on revenue derived from oil and gas production from Crown lands. However, in Canada, royalties are payable to the provincial governments on production from Crown lands, subject to certain programs that provide for royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and gas exploration and development. See "--Governmental Regulation--Canada."

PRODUCTIVE WELLS AND ACREAGE

 Productive Wells

  The following table sets forth the Company's domestic and Canadian productive wells at June 30, 1997:

                                                     PRODUCTIVE WELLS
                                              ----------------------------------
                                                 OIL       GAS          TOTAL
                                              --------- ------------ -----------
                                              GROSS NET GROSS    NET GROSS  NET
                                              ----- --- -----    --- ----- -----
United States................................   862 579 2,685(1) 423 3,547 1,002
Canada.......................................   230  60    71     26   301    86
                                              ----- --- -----    --- ----- -----
  Total...................................... 1,092 639 2,756    449 3,848 1,088
                                              ===== === =====    === ===== =====

- --------
(1) 2,200 of the Company's gross natural gas wells are located in the San Juan Basin. The Company has non-operated working interests in these wells ranging from 0.21% to 4.2%.

 Acreage

  The following table sets forth the Company's undeveloped and developed gross and net leasehold acreage at December 31, 1996. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

                               UNDEVELOPED ACRES DEVELOPED ACRES TOTAL ACRES(1)
                               ----------------- --------------- ---------------
                                GROSS     NET     GROSS    NET    GROSS    NET
                               ----------------- ------- ------- ------- -------
Permian Basin
  Maljamar....................        0        0  11,773  11,761  11,773  11,761
  Wellman.....................        0        0   2,280   1,432   2,280   1,432
  Dimmitt/Slash Ranch.........      480      440   7,487   5,457   7,967   5,897
  Other.......................   31,153    5,807  14,431   9,884  45,584  15,691
                               -------- -------- ------- ------- ------- -------
    Total Permian Basin.......   31,633    6,247  35,971  28,534  67,604  34,781
Appalachian Basin.............   26,846   21,195 116,330 100,695 143,176 121,890
San Juan Basin................        0        0  11,140   5,281  11,140   5,281
Other.........................   31,212    5,132  57,425  14,668  88,637  19,800
                               -------- -------- ------- ------- ------- -------
    Total United States.......   89,691   32,574 220,866 149,178 310,557 181,752
Canada........................  166,487   74,595  56,919  21,051 223,406  95,646
                               -------- -------- ------- ------- ------- -------
    Total Company.............  256,178  107,169 277,785 170,229 533,963 277,398
                               ======== ======== ======= ======= ======= =======

- --------
(1) Excluded is acreage in which the Company's interest is limited to a mineral or royalty interest. At December 31, 1996, the Company held mineral or royalty interests in 227,180 gross (31,465 net) developed acres and 1,371,809 gross (203,346 net) undeveloped acres.

  All the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless prior to that date the existing leases are renewed or production has been obtained from the acreage subject to the lease, in which event the lease will remain in effect until the cessation of production. The following table sets forth the minimum remaining lease terms for the gross and net undeveloped acreage:

                                                                 ACRES EXPIRING
                                                                 ---------------
                                                                  GROSS    NET
                                                                 ------- -------
   Twelve Months Ending:
     December 31, 1997..........................................  35,579  10,840
     December 31, 1998..........................................  30,874   8,657
     Thereafter................................................. 189,725  87,672
                                                                 ------- -------
       Total.................................................... 256,178 107,169
                                                                 ======= =======

  As is customary in the industry, the Company generally acquires oil and gas acreage without any warranty of title except as to claims made by, through or under the transferor. Although the Company has title to developed acreage examined prior to acquisition in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defects or from defects in the assignment of leasehold rights. In many instances, title opinions may not be obtained if in the Company's judgment it would be uneconomical or impractical to do so.

DRILLING ACTIVITY

  The following table sets forth for the three-year period ended December 31, 1996 and the six-month period ended June 30, 1997, the number of exploratory and development wells drilled and completed by or on behalf of the Company.

                                            SIX
                                          MONTHS
                                           ENDED      YEAR ENDED DECEMBER 31,
                                         JUNE 30,  -----------------------------
                                           1997      1996      1995      1994
                                         --------- --------- --------- ---------
                                         GROSS NET GROSS NET GROSS NET GROSS NET
                                         ----- --- ----- --- ----- --- ----- ---
   Exploratory Wells:
     United States
       Producing........................    0    0    1    1    9    3    4    1
       Dry..............................    2    1    2    1   10    3    7    2
     Canada
       Producing........................    2    2    1    1    3    2    3    2
       Dry..............................    1    1    6    4    4    2    7    3
   Development Wells:
     United States
       Producing........................   49   45   93   85   48   27   34   15
       Dry..............................    1    0    2    1    2    2    6    2
     Canada
       Producing........................   12    4   21   15    4    2    1    0
       Dry..............................    3    2    5    3    2    2    1    0
   Total Wells:
       Producing........................   63   51  116  102   64   34   42   18
       Dry..............................    7    4   15    9   18    9   21    7
                                          ---  ---  ---  ---  ---  ---  ---  ---
         Total..........................   70   55  131  111   82   43   63   25
                                          ===  ===  ===  ===  ===  ===  ===  ===

OPERATIONS

  The Company generally seeks to be named as operator for wells in which it has acquired a significant interest, although, as is common in the industry, this typically occurs only when the Company owns the major portion of the working interest in a particular well or field. At December 31, 1996, the Company operated 100% of its Maljamar (223 gross wells), Wellman (14 gross wells) and Dimmitt/Slash Ranch (59 gross wells) properties, which comprised approximately 55% of the Company's total proved reserves. At December 31, 1996, the Company owned 368 gross wells on its Kentucky and Tennessee properties, of which approximately 98% were operated by the Company. At that same date, the Company also operated 82 (out of a total of 287) gross wells on its Canadian properties.

  As operator, the Company is able to exercise substantial influence over the development and enhancement of a well and to supervise operation and maintenance activities on a daily basis. The Company does not conduct the actual drilling of wells on properties for which it acts as operator, but engages independent contractors who are supervised by the Company. The Company employs petroleum engineers, geologists and other operations and production specialists who strive to improve production rates, increase reserves and/or lower the cost of operating its oil and gas properties.

  Oil and gas properties are customarily operated under the terms of a joint operating agreement, which provides for reimbursement of the operator's direct expenses and monthly per-well supervision fees. Per-well supervision fees vary widely depending on the geographic location and producing formation of the well, whether the well produces oil or gas and other factors. Such fees received by the Company in 1996 ranged from $95 to $870 per well per month.

COMPETITION

  The oil and gas industry is highly competitive. The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will depend upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See "Risk Factors--Replacement and Expansion of Reserves," "--Competition" and "--Substantial Capital Requirements."

DRILLING AND OPERATING RISKS

  Drilling activities are subject to many risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, many of which are beyond its control, including economic conditions, mechanical problems, pressure or irregularities in formations, title problems, weather conditions, compliance with governmental requirements and shortages in or delays in the delivery of equipment and services. Such equipment shortages and delays sometimes involve drilling rigs, especially in Canada, where weather conditions result in a short drilling season, causing a high demand for rigs by a large number of companies during a relatively short period of time. The Company's future drilling activities may not be successful. Lack of drilling success could have a material adverse effect on the Company's financial condition and results of operations.

  In addition, the Company's use of 3-D seismic requires greater pre-drilling expenditures than traditional drilling strategies. Although the Company believes that its use of 3-D seismic will increase the probability of success of its exploratory wells and should reduce average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic and other traditional methods, unsuccessful wells are likely to occur.

  The Company's operations are subject to all the hazards and risks normally incident to the development, exploitation, production and gathering of, and the exploration for, oil and gas, including unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids and pollution and other environmental risks. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company maintains comprehensive insurance coverage, including a $1.0 million general liability insurance policy and a $20.0 million excess liability policy. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in comparable operations, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. See "Risk Factors--Drilling and Operating Risks."

TITLE TO PROPERTIES

  The Company's land department and contract land professionals have reviewed title records or other title review materials relating to substantially all of its producing properties. The title investigation performed by the Company prior to acquiring undeveloped properties is thorough, but less rigorous than that conducted prior to drilling, consistent with industry standards. The Company believes it has satisfactory title to all its producing properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other inchoate burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. At December 31, 1996, the Company's leaseholds for approximately 61% of its net acreage were being kept in force by virtue of production on that acreage in paying quantities. The remaining net acreage was held by lease rentals and similar provisions and requires production in paying quantities prior to expiration of various time periods to avoid lease termination.

  The Company expects to make acquisitions of oil and gas properties from time to time. In making an acquisition, the Company generally focuses most of its title and valuation efforts on the more significant properties. It is generally not feasible for the Company to review in-depth every property it purchases and all records with respect to such properties. However, even an in-depth review of properties and records may not necessarily reveal existing or potential problems, nor will it permit the Company to become familiar enough with the properties to assess fully their deficiencies and capabilities. Evaluation of future recoverable reserves of oil and gas, which is an integral part of the property selection process, is a process that depends upon evaluation of existing geological, engineering and production data, some or all of which may prove to be unreliable or not indicative of future performance. See "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues." To the extent the seller does not operate the properties, obtaining access to properties and records may be more difficult. Even when problems are identified, the seller may not be willing or financially able to give contractual protection against such problems, and the Company may decide to assume environmental and other liabilities in connection with acquired properties. See "Risk Factors--Acquisition Risks."

GOVERNMENTAL REGULATION

  The Company's operations are affected from time to time in varying degrees by political developments and federal, state, provincial and local laws and regulations. In particular, oil and gas production and related operations are or have been subject to price controls, taxes and other laws and regulations relating to the oil and gas industry. Failure to comply with such laws and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, because such laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations.

  United States. Sales of natural gas by the Company are not regulated and are generally made at market prices. However, the Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such production. Although maximum selling prices of natural gas were formerly regulated, on July 26, 1989, the Natural Gas Wellhead Decontrol Act ("Decontrol Act") was enacted, completely removing by January 1, 1993, price and non-price controls for all "first sales" of natural gas, which include all sales by the Company of its own production; consequently, sales of the Company's natural gas currently may be made at uncontrolled market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act. While sales by producers of natural gas, and all sales of crude oil, condensate and NGLs, can currently be made at uncontrolled market prices, Congress could re-enact prices controls in the future.

  Since the mid-1980's, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A, 636-B and 636-C ("Order 636"), that have significantly altered the marketing and transportation of natural gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the natural gas industry. In July 1996, the United States Court of Appeals for the District of Columbia Circuit ("D.C. Circuit") largely upheld Order 636. A number of parties have appealed this ruling to the U.S. Supreme Court. Certain issues also were remanded to the FERC by the D.C. Circuit. On remand, the FERC, in Order No. 636-C, reaffirmed some elements of the remanded portions of Order 636 and modified others. Order No. 636-C may be the subject of further proceedings at the FERC and is subject to appeal. Numerous parties also have filed petitions for review of orders in individual pipeline restructuring proceedings. Upon judicial review, these orders may be remanded or reversed in whole or in part. Consequently, it is difficult to predict with precision the ultimate effects of Order 636 on the Company. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its natural gas, although it may also subject the Company to greater competition, more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

  The FERC has announced several important transportation-related policy statements and proposed rule changes, including the appropriate manner in which interstate pipelines release capacity under Order 636 and, more recently, the price which shippers can charge for their released capacity. In addition, in 1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. While any additional FERC action on these matters would affect the Company only indirectly, these policy statements and proposed rule changes are intended to further enhance competition in natural gas markets. The Company cannot predict what action the FERC will take on these matters, nor can it predict whether the FERC's actions will achieve its stated goal of increasing competition in natural gas markets. However, the Company does not believe that it will be treated materially differently than other natural gas producers and marketers with which it competes.

  Commencing in May 1994, the FERC issued a series of orders in individual cases that delineate its new gathering policy. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the FERC's transportation policies, it does not generally have jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are properly regulated by state authorities. In addition, the FERC has approved numerous transfers by interstate pipelines of gathering facilities to unregulated independent or affiliated gathering companies, subject to the transferee providing service for two years from the date of transfer to the pipeline's existing customers pursuant to a default contract or pursuant to mutually agreeable terms. In August 1996, the D.C. Circuit largely upheld the FERC's new gathering policy, but remanded the FERC's default contract condition. The FERC has not yet issued an order on remand. This new gathering policy may tend to increase competition among gatherers, like the Company. This policy may also result in increased state regulation of the Company's gathering facilities. However, the Company does not believe that it will be affected materially differently by this policy than other producers, gatherers and marketers with which it competes.

  The Company's gathering operations are subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of facilities. Pipeline safety issues have recently been the subject of increasing focus in various political and administrative arenas at both the state and federal levels. The Company believes its operations, to the extent they may be subject to current gas pipeline safety requirements, comply in all material respects with such requirements. The Company cannot predict what effect, if any, the adoption of this or other additional pipeline safety legislation might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending upon future legislative and regulatory changes.

  The price the Company receives from the sale of oil and NGLs is affected by the cost of transporting such products to market. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil and NGLs by interstate pipelines, although the most recent adjustment generally decreased rates. These regulations have generally been approved on judicial review. The Company is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce wellhead prices for oil and NGLs.

  The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration for and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties. However, the Company does not believe it will be affected materially differently by these statutes and regulations than any other similarly situated oil and gas company. See "Risk Factors-- Compliance with Environmental and Other Governmental Regulations."

  Canada. In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that sales of oil are generally made at market prices. The price of oil received by the Company depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of a longer duration requires an exporter to obtain an export license from the NEB, and the issue of such license requires the approval of the Governor General in Counsel.

  In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB. Exporters are free to negotiate prices and other terms with purchasers, provided that export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor General in Council approval. The government of Alberta also regulates the volume of natural gas that may be removed from Alberta for consumption elsewhere based on such factors as reserve availability, transportation arrangements and marketing considerations.

  In addition to Canadian federal regulation, Alberta and certain other provinces have legislation and regulations that govern royalties payable on production from Crown lands. The royalty regime that is in place at a particular time or location is a significant factor in the profitability of oil and gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type and quality of the petroleum product produced.

  From time to time the government of Alberta has established incentive programs that have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and gas exploration or enhanced production projects. For example, a producer of oil or gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit ("ARTC") program. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 25% and 75% of the royalty otherwise payable on production. The ARTC rate is currently applied to a maximum of $2.0 million of Alberta Crown royalties otherwise payable by each producer or associated group of producers in each tax year. The rate is established quarterly based on average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. Producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC.

ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to extensive and changing federal, state, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling and transportation of oil and gas and the discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, penalties or injunctions. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company. The impact of such changes, however, would not likely be any more burdensome to the Company than to any other similarly situated oil and gas company.

  The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Furthermore, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

  The Company generates typical oil and gas field wastes, including hazardous wastes, that are subject to the federal Resources Conservation and Recovery Act and comparable state statutes. The United States Environmental Protection Agency and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company's oil and gas operations that are currently exempt from regulation as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

  The Oil Pollution Act ("OPA") imposes a variety of requirements on "responsible parties" for onshore and offshore oil and gas facilities and vessels related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The "responsible party" includes the owner or operator of an onshore facility or vessel or the lessee or permittee of, or the holder of a right of use and easement for, the area where an onshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes financial responsibility requirements. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions.

  The Company's Canadian operations are also subject to environmental regulation pursuant to local, provincial and federal legislation. Canadian environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations and can affect the location of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. In most cases, an environmental assessment and review is required prior to initiating exploration or development projects or undertaking significant changes to existing projects. A breach of such legislation may result in the imposition of fines and issuance of clean-up orders. Environmental legislation in Alberta has recently undergone a major revision and has been consolidated in the Environmental Protection and Enhancement Act. Under the new Act, environmental standards and compliance for releases, clean-up and reporting are stricter. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta.

  The Company owns, leases or operates numerous properties that for many years have produced or processed oil and gas. The Company also owns and operates natural gas gathering, transportation and processing systems. It is not uncommon for such properties to be contaminated with hydrocarbons or polychlorinated biphenyls. Although the Company or previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time, hydrocarbons, polychlorinated biphenyls or other wastes may have been disposed of or released on or under the properties or on or under other locations where such wastes have been taken for disposal. These properties may be subject to federal or state requirements that could require the Company to remove any such wastes or to remediate the resulting contamination. In addition, some of the Company's properties are operated by third parties over whom the Company has no control. Notwithstanding the Company's lack of control over properties operated by others, the failure of the previous owners or operators to comply with applicable environmental regulations may, in certain circumstances, adversely impact the Company. See "Risk Factors--Compliance with Environmental and Other Governmental Regulations."

ABANDONMENT COSTS

  The Company is responsible for payment of plugging and abandonment costs on its oil and gas properties pro rata to its working interest. Based on its experience, the Company anticipates that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning such properties. There can be no assurance, however, that the Company will be successful in avoiding additional expenses in connection with the abandonment of any of its properties. In addition, abandonment costs and their timing may change due to many factors, including actual production results, inflation rates and changes in environmental laws and regulations.

EMPLOYEES

  At June 30, 1997, the Company employed 136 full-time employees, of whom five were executive officers, 28 were technical personnel, 52 were field personnel and 51 were administrative personnel. Of the total employees, 109 were located in the United States and 27 were located in Canada. At June 30, 1997, none of the Company's employees was represented by a labor union. The Company considers its relations with its employees to be good.

FACILITIES

  The Company's principal executive and administrative offices are located at 8115 Preston Road, Suite 400, Dallas, Texas. The offices contain approximately 21,000 square feet of space and are leased through December 31, 2001. Rental payments are approximately $33,500 per month. The Company also maintains a regional office in Corbin, Kentucky consisting of a one-story building containing approximately 7,400 square feet of office space. The Company owns this building. The office of the Company's Canadian subsidiary, The Wiser Oil Company of Canada, is located at 645 7th Avenue, S.W., Suite 2550, Calgary, Alberta. This office contains approximately 14,000 square feet of space and is leased through June 30, 1999. Rental payments are approximately $12,500 per month.

LEGAL PROCEEDINGS

  No legal proceedings are pending against the Company other than litigation incidental to its business that the Company believes will not have a material adverse effect on its financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER EMPLOYEES

   NAME                                               TITLE
   ----                                               -----
Andrew J. Shoup, Jr. ........... President, Chief Executive Officer and Director
A. Wayne Ritter................. Vice President, Acquisitions and Production
                                 Vice President Finance and Chief Financial
Lawrence J. Finn................ Officer
Kent E. Johnson................. Vice President of Exploration
Allan J. Simus.................. President of The Wiser Oil Company of Canada
Brett R. Schweikle.............. Manager of Primary Operations
Earl Krieg...................... Manager of Secondary Recovery Operations
S. Clay Cox..................... Manager of Marketing
W.B. Phillips................... Manager of Land
David A. Rice................... Manager of Acquisitions
Richard Davis................... Controller
John W. Cushing, III............ Director
Howard G. Hamilton.............. Director
C. Frayer Kimball, III.......... Director
Lorne H. Larson................. Director
Jon L. Mosle, Jr. .............. Director
Paul D. Neuenschwander.......... Director
A.W. Schenck, III............... Director

  Andrew J. Shoup, Jr., 62, has served as President, Chief Executive Officer and a director of the Company since July 1, 1991. From September 1990 until June 1991, Mr. Shoup was engaged as a consultant to Pacific Enterprises Oil Company (USA), an oil and gas exploration and production company ("Pacific Enterprises"). From January 1989 until September 1990, he served as the President and Chief Operating Officer of Pacific Enterprises. From June 1986 until January 1989, he served as Chairman and Chief Executive Officer of Sabine Corporation, an oil and gas exploration and production company.
Mr. Shoup has a B.S. Degree in Petroleum Engineering from Louisiana State University, a Masters of Industrial Administration from Yale University and approximately 37 years of experience in the oil and gas industry.

  A. Wayne Ritter, 57, has served as Vice President, Acquisitions and Production of the Company since August 1993. Mr. Ritter previously served as Vice President in Charge of Acquisitions of the Company from September 1991 to August 1993. From September 1990 until September 1991, he served as Manager of Production--Fort Worth Division of Snyder Oil Corporation, an oil and gas exploration and production company. Prior thereto, he was the Manager of Business Development of Marsh Operating Company, an oil and gas exploration and production company. Mr. Ritter has M.S. and B.S. Degrees in Petroleum Engineering from the University of Texas and approximately 30 years of experience in the oil and gas industry.

  Lawrence J. Finn, 52, has served as Vice President Finance and Chief Financial Officer of the Company since November 1993. From August 1990 until October 1993, Mr. Finn was President of CWF Energy, Inc., an oil and gas exploration and production company, and from March 1988 until August 1990, he served as Vice President Finance and Chief Financial Officer of Verado Energy, Inc., an oil and gas exploration and production company. Mr. Finn has a B.B.A. Degree in Management Accounting from, and has taken post graduate accounting courses at, the University of Houston. Mr. Finn has approximately 29 years of experience in the oil and gas industry.

  Kent E. Johnson, 60, has served as Vice President of Exploration of the Company since September 1996. From May 1989 until June 1995, Mr. Johnson served as Vice President

Exploration/Development of DALEN Resources, an oil and gas exploration and production company. When DALEN Resources was acquired by Enserch Exploration, Inc. in June 1995, Mr. Johnson became Enserch's Regional Director for Gulf Coast activities and served in that capacity until he joined Wiser. Mr. Johnson has Ph.D. and M.S. Degrees in Geology from the University of Wisconsin, a B.A. Degree in Geology from Augustine College and approximately 34 years of experience in the oil and gas industry.

  Allan J. Simus, 63, is President of The Wiser Oil Company of Canada ("Wiser Canada") and has served in such capacity since August 1994. From 1988 until joining Wiser Canada, he served as President and General Manager of LL&E Canada, Ltd., an oil and gas exploration and production company. Mr. Simus served as President of Del Norte Resources Ltd., an oil and gas exploration and production company, from 1987 to 1988, Executive Vice President and a director of Onyx Petroleum Exploration Company Ltd., an oil and gas exploration and production company, from 1983 to 1986, and General Manager of Sabine Canada Ltd. from 1974 until 1982. Mr. Simus has B.S. Degrees in Geological Engineering and Geology from Colorado College and approximately 39 years of experience in the oil and gas industry.

  Brett R. Schweikle, 35, has served as Manager of Primary Operations of the Company since May 1993. Mr. Schweikle previously served as Manager of Production of the Company from January 1992 until April 1993.

  Earl Krieg, 44, has served as Manager of Secondary Recovery Operations of the Company since May 1993. Prior thereto, he served as Engineering Manager and Senior Acquisitions Engineer of Edisto Resources Corporation, an oil and gas exploration and production company.

  S. Clay Cox, 45, has served as Manager of Marketing of the Company since 1995. Prior to 1995, he was Vice President of Highland Energy Company, an oil and gas marketing firm in Dallas, Texas, which he joined in 1991. Prior to 1991, he held various oil and gas marketing management positions with Sabine Corporation and Pacific Enterprises.

  W. B. Phillips, 45, has served as Manager of Land of the Company since 1991.

  David A. Rice, 44, has served as Manager of Acquisitions of the Company since December
1992. From February 1992 to December 1992, Mr. Rice served as contract acquisitions engineer for the Company.

  Richard Davis, 43, has served as Controller of the Company since February 1997. From October 1982 to May 1994, Mr. Davis held various positions at Hunt Oil Company, an oil and gas exploration and production company, and from August 1994 to February 1997, he served as Controller of Gemini Exploration Company, an oil and gas exploration and production company.

  John W. Cushing, III, 64, has served as a director of the Company since 1986. For more than the last five years, Mr. Cushing has served as President of Petroleum Services, Inc., a geologic consulting firm, and President of Hydrocarbon Well Logging, Inc., a well service and engineering company located in Parkersburg, West Virginia.

  Howard G. Hamilton, 65, has served as a director of the Company since 1974. For more than the last five years, Mr. Hamilton has been the owner and operator of Palm Pavilion, a recreational facility in Clearwater, Florida.

  C. Frayer Kimball, III, 62, has been a director of the Company since 1972. For more than the last five years, Mr. Kimball has been a principal and Vice President of Petroleum Engineers, Inc., a consulting engineering firm in Lafayette, Louisiana. He is also Vice President of Triumph Energy, Inc., an oil and gas exploration and production company.

  Lorne H. Larson, 61, has served as a director of the Company since 1995. Since January 1986, Mr. Larson has been President and Chief Executive Officer of ProGas Ltd., a Calgary, Alberta-based company involved in natural gas marketing. Since 1993, he has served as a director of Rigel Energy Corporation, an oil and gas exploration and production company, and since April 1994 has served as a director of The General Accident Assurance Company of Canada, a property and casualty company.

  Jon L. Mosle, Jr., 68, has been a director of the Company since 1994. Mr. Mosle has been an independent consultant and investor since 1992. From 1984 to 1992, he served as Director of Private Capital of Ameritrust Texas, N.A., a trust company. Mr. Mosle currently serves as a director of Aquila Gas Pipeline Corporation, a gas transmission company, Southwest Securities, Inc., a brokerage firm and member of the New York Stock Exchange, and Trust Company of Texas, a trust company.

  Paul D. Neuenschwander, 72, has served as a director of the Company since 1964. Mr. Neuenschwander has been an independent oil and gas consultant in Wyoming for more than the last five years.

  A.W. Schenck, III, 54, has served as a director of the Company since 1986. Since July 1995, he has served as Executive Vice President of the Retail Banking Division of Great Western Financial Corp., and since October 1993, has served as a director of the Consumer Bankers Association. Prior to that time, he held various executive positions with PNC Bank Corp.

                  DESCRIPTION OF CERTAIN SENIOR INDEBTEDNESS

  The following description of the Credit Agreement as in effect as of the date of this Prospectus does not purport to be complete and is subject to and qualified in its entirety by reference to the Credit Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  In June 1994, the Company and its Canadian subsidiary entered into the Credit Agreement with a group of banks. Prior to the consummation of the Offering, the Credit Agreement provided for a term loan to the Company's Canadian subsidiary and a revolving credit facility to the Company. Upon consummation of the Offering, the Credit Agreement was amended to provide solely for a revolving credit facility to the Company, to reduce the interest rate on borrowings under the Credit Agreement, to reset the borrowing base thereunder and to make certain other changes, including changes to take into account the issuance by the Company of the Outstanding Notes (collectively, the "Credit Agreement Amendments"). In connection with the Credit Agreement Amendments, the Company's affiliated partnership that held the Company's Maljamar oil and gas properties was dissolved and such properties were transferred to the Company. In addition, in connection with such amendments, the Initial Subsidiary Guarantors unconditionally guaranteed the payment of indebtedness under the Credit Agreement, and the Company agreed that any other Subsidiary Guarantors which at any time guaranteed the Notes would also guarantee the payment of indebtedness under the Credit Agreement. The Company's obligations under the Credit Agreement are not secured.

  The revolving credit facility under the Credit Agreement may be utilized in two ways: to obtain the issuance of letters of credit and for revolving credit loans. There are two interest rate options available to the Company under the Credit Agreement, each of which includes an "applicable margin" that varies depending upon the ratio of the Company's consolidated senior funded debt (defined in the Credit Agreement to exclude the Notes but include indebtedness under the Credit Agreement and other indebtedness for borrowed money and similar obligations) to the borrowing base (as defined in the Credit Agreement) then in effect under the Credit Agreement. The interest rate options are: (a) the agent bank's prime rate plus an applicable margin ranging from 0% to 0.375% per annum and (b) the London interbank offered rate plus an applicable margin ranging from 0.625% to 1.25% per annum. The London interbank offered rate will be adjusted if the rules of the Board of Governors of the Federal Reserve System impose reserve requirements on certain kinds of deposits maintained by the agent bank. The Company may repay borrowings under the Credit Agreement at any time in whole or in part, without penalty, in certain minimum amounts.

  Borrowings under the Credit Agreement are limited to the borrowing base (as defined therein). Upon consummation of the Offering, the borrowing base was reset at $80.0 million. The banks may review and redetermine the borrowing base semiannually, and mandatory prepayments will be required over the six months following a redetermination if the Company's consolidated senior funded debt exceeds the borrowing base. Borrowing base redeterminations may be based on a variety of factors, including the banks' analysis of the Company's oil and gas reserves and projected production, but each bank can exercise its discretion in determining the borrowing base, provided that (a) the borrowing base is subject to automatic reduction beginning on April 1, 1999 and continuing until March 31, 2002, which is the termination date of the Credit Agreement, (b) each bank must consistently apply its standards for similar credits to its redeterminations of the borrowing base and (c) certain averaging procedures apply if the individual banks request a different borrowing base. The Company pays the banks an annual commitment fee on the unused availability under the borrowing base. The fee is calculated as a percentage ranging from 0.25% to 0.375% per annum based on the ratio of the Company's consolidated senior funded debt to the borrowing base then in effect.

  Under the Credit Agreement, the payment of dividends by the Company in any year is limited to the greater of (i) 80% of the Company's adjusted consolidated net income (defined in the Credit

Agreement to exclude, among other things, gains from sales of marketable securities) for such year and (ii) $4.5 million. The Credit Agreement also prohibits the Company from incurring any debt if, after giving effect to the incurrence of such debt, either (i) a default or event of default (as defined in the Credit Agreement) exists or (ii) the Company's consolidated senior funded debt would exceed the borrowing base then in effect under the Credit Agreement. The Credit Agreement also prohibits the Company from entering into any hedge transaction for its future production (other than "floor" transactions that do not fix any "ceiling" price for the hedged production) which would cause the amount of production subject to the Company's then existing hedge transactions to exceed 65% of the Company's anticipated production from its proved developed producing reserves during the term of such existing hedge transactions. Furthermore, the Company is required to meet a current ratio test (consolidated current assets to consolidated current liabilities), a consolidated funded debt ratio test (consolidated funded debt to consolidated total capital) and an interest expense maintenance ratio test similar to the Consolidated Interest Coverage Ratio incurrence test described under "Description of the Exchange Notes--Certain Covenants--Limitation on Indebtedness". The Credit Agreement also restricts the purchase (including a repurchase upon the occurrence of a Change of Control), redemption and defeasance of subordinated indebtedness of the Company, including the Notes.

  The Credit Agreement contains other customary affirmative and restrictive covenants that, among other things, limit the Company and its subsidiaries with respect to liens, investments and sales of assets. The Credit Agreement also contains customary events of default, including, among other things, and subject to applicable grace periods, payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults.

  The Company used a portion of the net proceeds of the Offering to pay in full the outstanding indebtedness under the Credit Agreement. At August 31, 1997, no indebtedness was outstanding under the Credit Agreement, but the Company had $80.0 million available under the Credit Agreement, which, if borrowed, would be Senior Indebtedness. The Company intends to reborrow under the Credit Agreement from time to time as necessary to fund acquisition, development, exploitation and exploration activities and for other general corporate purposes.

                       DESCRIPTION OF THE EXCHANGE NOTES

  The Exchange Notes will be issued under an indenture dated as of May 21, 1997 (the "Indenture") entered into among the Company, the Initial Subsidiary Guarantors and Texas Commerce Bank National Association, as trustee (the "Trustee"). The Exchange Notes will be issued under the same Indenture as the Outstanding Notes, and the Exchange Notes and the Outstanding Notes will constitute a single series of debt securities under the Indenture. In the event that the Exchange Offer is consummated, any Outstanding Notes that remain outstanding after consummation of the Exchange Offer and the Exchange Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of Notes have taken certain actions or exercised certain rights under the Indenture. The Exchange Notes and the Outstanding Notes are sometimes collectively referred to herein as the "Notes."

  The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "1939 Act"). The following summary of certain terms and provisions of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the 1939 Act, the Notes and the Indenture. A copy of the Indenture (which includes the forms of Notes) is available upon request to the Company at the address set forth under "Available Information."

  The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." Capitalized terms used in this summary and not otherwise defined below have the meanings assigned to them in the Indenture. For purposes of this "Description of the Exchange Notes," references to the "Company" shall mean The Wiser Oil Company, excluding its subsidiaries.

GENERAL

  The Notes will mature on May 15, 2007, and will be limited to an aggregate principal amount of $125,000,000. The Notes will bear interest at a rate of 9 1/2% per annum from May 21, 1997 (the "Issue Date"), or from the most recent interest payment date to which interest has been paid, payable semiannually on May 15 and November 15 of each year, beginning on November 15, 1997, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the immediately preceding May 1 or November 1, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. See "The Exchange Offer--Interest on the Exchange Notes."

  Principal of, premium, if any, on and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at an office or agency of the Company, one of which will be maintained for such purpose in The City of New York (which will be an office of the Trustee) or such other office or agency permitted under the Indenture. At the option of the Company, payment of interest may be made by check mailed to the person entitled thereto as shown on the Security Register. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

  The obligations of the Company under the Outstanding Notes are and under the Exchange Notes will be unconditionally guaranteed on a senior subordinated and unsecured basis by the Subsidiary Guarantors. See "--Subsidiary Guaranties."

SUBORDINATION

  The Outstanding Notes are and the Exchange Notes will be unsecured senior subordinated obligations of the Company. The payment of the principal of, premium, if any, on and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the payment when due in cash of all Senior Indebtedness of the Company. The Notes will rank subordinate in right of payment to all existing and future Senior Indebtedness of the Company, pari passu with any future Pari Passu Indebtedness of the Company and senior to any future Subordinated Indebtedness of the Company. The Subsidiary Guaranty of each Subsidiary Guarantor will rank subordinate in right of payment to all existing and future Senior Indebtedness of such Subsidiary Guarantor, pari passu with any future Pari Passu Indebtedness of such Subsidiary Guarantor and senior to any future Subordinated Indebtedness of such Subsidiary Guarantor. As described below, the Notes and the Subsidiary Guaranties will be structurally subordinated to all existing and future liabilities of subsidiaries of the Company that are not Subsidiary Guarantors.

  At June 30, 1997, the outstanding Senior Indebtedness of the Company and the Subsidiary Guarantors was less than $1.0 million (not including $80.0 million of borrowing capacity available under the Credit Agreement which, if borrowed, would be Senior Indebtedness), the Company and the Subsidiary Guarantors had no outstanding Pari Passu Indebtedness or Subordinated Indebtedness and the total Indebtedness and other liabilities (including trade payables, deferred taxes and accrued liabilities, but excluding any obligations owed to affiliates) of the Company's subsidiaries other than the Subsidiary Guarantors were less than $0.5 million. The Company and its subsidiaries have other liabilities, including contingent liabilities, which may be significant. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and such Indebtedness may be Senior Indebtedness or Pari Passu Indebtedness. See "Risk Factors-- Subordination of Notes and Subsidiary Guaranties" and "--Certain Covenants-- Limitation on Indebtedness."

  The Company may not pay principal of, premium, if any, on or interest on, the Notes or make any deposit pursuant to the provisions of the Indenture described under "--Defeasance and Covenant Defeasance" and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any principal, premium, interest or other amounts due in respect of any Senior Indebtedness of the Company is not paid within any applicable grace period (including at maturity) or (ii) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash; provided, however, that the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of each issue of Designated Senior Indebtedness of the Company. During the continuance of any default (other than a default described in clause (i), and provided that no acceleration has occurred and is continuing as described in clause (ii), of the preceding sentence) with respect to any such Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration), the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of the holders of any such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Payment Blockage Notice") and ending 179 days after receipt of such notice by the Company and the Trustee unless earlier terminated (a) by written notice to the Company and the Trustee from the Representative which gave such Payment Blockage Notice, (b) because such default is no longer continuing or (c) because such Designated Senior Indebtedness has been repaid in full in cash. Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and not rescinded such acceleration, the Company may (unless otherwise prohibited as described in the first sentence of this paragraph) resume payments on the Notes after the end of such Payment Blockage Period. No more than one Payment Blockage Notice may be given in any consecutive 360-day period.

  Upon any payment or distribution of the assets of the Company upon a total or partial liquidation, dissolution or winding up of the Company or in a bankruptcy, reorganization, insolvency, receivership, or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash before the Holders of the Notes are entitled to receive any payment of principal of, or premium, if any, on or interest on, the Notes. In addition, until the Senior Indebtedness of the Company is paid in full in cash, any distribution made by or on behalf of the Company to which Holders of Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness of the Company, except that Holders of Notes may receive and retain shares of stock and any debt securities that are subordinated to all Senior Indebtedness of the Company to at least the same extent as the Notes.

  The Subsidiary Guaranty of each Subsidiary Guarantor will be subordinated to Senior Indebtedness of such Subsidiary Guarantor to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness of the Company. In addition, the holders of Designated Senior Indebtedness of a Subsidiary Guarantor will have rights corresponding to those of holders of Designated Senior Indebtedness of the Company.

  The Indenture provides that the subordination provisions of the Indenture applicable to the Notes and the Subsidiary Guaranties may not be amended, waived or modified in a manner that would adversely affect the rights of the holders of any Designated Senior Indebtedness of the Company or of a Subsidiary Guarantor unless the holders of such Indebtedness consent in writing (in accordance with the provisions of such Indebtedness) to such amendment, waiver or modification.

  The Notes will be structurally subordinated to the claims of creditors of the Company's subsidiaries that are not Subsidiary Guarantors (see "Subsidiary Guaranties"), including trade creditors and holders of Preferred Stock of such subsidiaries (if any), and such claims will generally have a priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's Indebtedness, including the Notes. The Subsidiary Guaranty of each Subsidiary Guarantor will be structurally subordinated to the claims of creditors of any subsidiary of such Subsidiary Guarantor that is not itself a Subsidiary Guarantor, including trade creditors and holders of Preferred Stock of such subsidiary (if any), and such claims will generally have a priority as to the assets of such subsidiary over the claims of its parent Subsidiary Guarantor and the holders of such Subsidiary Guarantor's Indebtedness, including the applicable Subsidiary Guaranty. Under the Indenture, and subject to certain limitations, Indebtedness may be incurred by subsidiaries of the Company and the Subsidiary Guarantors. See "--Certain Covenants--Limitation on Indebtedness."

SUBSIDIARY GUARANTIES

  Under the circumstances described below, the Company's payment obligations under the Notes will be jointly and severally guaranteed by the Subsidiary Guarantors. The Subsidiary Guaranty of each Subsidiary Guarantor will be an unsecured senior subordinated obligation of such Subsidiary Guarantor. See "-- Subordination." As of the Issue Date and the date of this Prospectus, the only Subsidiary Guarantors were the Initial Subsidiary Guarantors.

  The Indenture requires the Company to cause any Restricted Subsidiary (other than a Foreign Subsidiary) that becomes a Significant Subsidiary (and any Significant Subsidiary, other than a Foreign Subsidiary, that was previously an Unrestricted Subsidiary and becomes a Restricted Subsidiary) after the Issue Date to execute and deliver to the Trustee a supplemental indenture pursuant to which such Significant Subsidiary will become a Subsidiary Guarantor. Subject to the preceding sentence, any Subsidiary Guarantor that is no longer a Significant Subsidiary may, by execution and delivery to the Trustee of a supplemental indenture satisfactory to the Trustee, be released from its Subsidiary Guaranty and cease to be a Subsidiary Guarantor. In addition, certain mergers, consolidations and dispositions of Property may result in the addition of additional Subsidiary Guarantors or the release of Subsidiary Guarantors. See "--Merger, Consolidation and Sale of Substantially All Assets." Any Subsidiary Guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture shall be released from and relieved of its obligations under its Subsidiary Guaranty upon execution and delivery of a supplemental indenture satisfactory to the Trustee.

  The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guaranty or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guaranty shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor. See "Risk Factors--Fraudulent Conveyance."

  Each Subsidiary Guarantor may merge or consolidate with or dispose of its assets to the Company or a Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor. In addition, each Subsidiary Guarantor may merge or consolidate with or dispose of its assets to any Person (other than the Company or a Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor), regardless of whether such Person is an Affiliate of such Subsidiary Guarantor, if (i) immediately after such transaction, and giving effect thereto, no Default or Event of Default has occurred and is continuing;
(ii) such transaction was subject to, and consummated in compliance with, as appropriate, either the provisions of the Indenture described under "--Certain Covenants--Limitation on Asset Sales" or those described under "--Merger, Consolidation and Sale of Substantially All Assets;" and (iii) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such transaction complies with the above provisions and that all conditions precedent relating to such transaction have been complied with.

OPTIONAL REDEMPTION

  Except as provided in the next succeeding paragraph, the Notes are not redeemable prior to May 15, 2002. At any time on or after May 15, 2002, the Notes are redeemable at the option of the Company, in whole or in part (equal to $1,000 in principal amount or an integral multiple thereof), on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevent interest date), if redeemed during the 12-month period commencing on May 15 of the years indicated below.

                                                                      REDEMPTION
       YEAR                                                             PRICE
       ----                                                           ----------
       2002..........................................................  104.750%
       2003..........................................................  103.167%
       2004..........................................................  101.583%
       2005 and thereafter...........................................  100.000%

  Notwithstanding the foregoing, prior to May 15, 2000 the Company may, at any time or from time to time, redeem up to 33 1/3% of the aggregate principal amount of the Notes originally outstanding at a redemption price of 109.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of one or more Equity Offerings of the Company, provided that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after the occurrence of such redemption and provided, further, that such redemption shall occur not later than 75 days after the date of the closing of any such Equity Offering. The redemption shall be made in accordance with procedures set forth in the Indenture.

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

SINKING FUND

  There will be no mandatory sinking fund payments for the Notes.

PURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 in principal amount or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment").

  Within 30 days following any Change of Control, the Company shall mail a notice to each Holder stating, among other things: (i) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the Indenture and that all Notes (or portions thereof) properly tendered will be accepted for payment; (ii) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no fewer than 30 days nor more than 60 days from the date the Company notifies the Holders of the occurrence of the Change of Control (the "Change of Control Payment Date"); (iii) that any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date; (iv) that any Notes (or portions thereof) not properly tendered will continue to accrue interest; (v) a description of the transaction or transactions constituting the Change of Control; (vi) the procedures that Holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that Holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment; and (vii) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Change of Control Offer.

  The Company will comply, to the extent applicable, with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

  If a Change of Control were to occur, there can be no assurance that the Company and the Subsidiary Guarantors would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for all Notes tendered by the Holders thereof. In addition, the Credit Agreement contains, and any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness or Pari Passu Indebtedness) to which the Company or a Subsidiary Guarantor becomes a party may contain, restrictions on the purchase of Notes. If a Change of Control occurs at a time when the Company and the Subsidiary Guarantors are unable to purchase the Notes (due to insufficient financial resources, contractual prohibition or otherwise), such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement and may constitute a default under the terms of any other Indebtedness of the Company or the Subsidiary Guarantors then outstanding. In such circumstances, the subordination provisions in the Indenture would likely prohibit payments to Holders of Notes. See "-- Subordination."

  The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  A "Change of Control" shall be deemed to occur if (i) any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange
Act) of 50 percent or more of the total voting power of all classes of the Voting Stock of the Company or warrants or options to acquire such Voting Stock, calculated on a fully diluted basis, (ii) the sale, lease, conveyance or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole (other than to any Wholly Owned Restricted Subsidiary) shall have occurred, (iii) the stockholders of the Company shall have approved any plan of liquidation or dissolution of the Company, (iv) the Company consolidates with or merges into another Person or any Person merges into the Company in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Stock of the Company is reclassified into or exchanged for Voting Stock of the surviving corporation that is Capital Stock and (b) either (x) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction in substantially the same proportion as before the transaction or (y) within 25 days after the closing of any such transaction both Moody's and S&P shall have expressly affirmed credit ratings for the Notes (after giving effect to such transaction) that are as high or higher than the highest such ratings for the Notes given by such services, respectively, at any time during the 90 days immediately prior to the public announcement of such transaction and such expressly affirmed ratings are at least B1 from Moody's and B+ from S&P or (v) during any period of two consecutive years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose election or appointment by such board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office.

  The definition of Change of Control includes a phrase relating to the sale, lease, conveyance or transfer of "all or substantially all" of the Company's assets. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company and its Restricted Subsidiaries were to engage in a transaction in which they disposed of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole, a question of interpretation could arise as to whether such disposition was of "substantially all" of their assets and whether the Company was required to make a Change of Control Offer.

  Except as described above with respect to a Change of Control, the Indenture does not contain any other provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

BOOK-ENTRY SYSTEM

  The Outstanding Notes have been issued and the Exchange Notes will initially be issued in the form of one or more Global Securities (as defined in the Indenture) held in book-entry form. The Notes will be deposited with the Trustee as custodian for the Depository, and the Depository or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

  The Notes that are issued as described below under "--Certificated Notes" will be issued in definitive form. Upon the transfer of a Note in definitive form, such Note will, unless the applicable Global Security has previously been exchanged for Notes in definitive form, be exchanged for an interest in the Global Security representing the principal amount of the Notes being transferred.

  Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interests represented by such Global Security acquired by such persons. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  Payment of principal of, premium, if any, on and interest on Notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the Initial Purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

  The Company has been advised by the Depository that upon receipt of any payment of principal of, premium, if any, on or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  So long as the Depository or its nominee, is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders of such Global Security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in a Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depository has advised the Company that it will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with the Depository interests in a Global Security are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

  The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency"' registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTIFICATED NOTES

  The Notes represented by a Global Security are exchangeable for certificated Notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. If a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or an integral multiple thereof, (ii) payment of principal, premium, any repurchase price, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated Notes, although the Company may require payment of a sum sufficient to cover any transfer tax, assessment or similar governmental charge imposed in connection therewith. In addition, such certificates representing Outstanding Notes will bear a legend reflecting the restrictions on transfer thereof (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such Notes, to the provisions of such legend.

CERTAIN COVENANTS

  Limitation on Indebtedness. The Indenture provides that the Company will not, and it will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (other than Permitted Indebtedness) unless, after giving pro forma effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, (i) no Default or Event of Default would occur as a consequence of, or be continuing following, such Incurrence and application and (ii) the Consolidated Interest Coverage Ratio would exceed 2.5 to 1.0.

  "Permitted Indebtedness" means any and all of the following: (i) Indebtedness arising under the Indenture, including without limitation the Notes and the Subsidiary Guaranties; (ii) Indebtedness under the Senior Credit Facilities, to the extent that the aggregate principal amount of all Indebtedness under the Senior Credit Facilities (whether incurred pursuant to this clause (ii) or otherwise), together with all Indebtedness Incurred pursuant to clause (ix) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (ii), at any one time outstanding does not exceed the greater of (a) $100.0 million and (b) an amount equal to the sum of (1) $30.0 million and (2) 15% of Adjusted Consolidated Net Tangible Assets determined as of the date of the Incurrence of such Indebtedness; provided, however, that the maximum amount available to be outstanding under the Senior Credit Facilities as Permitted Indebtedness pursuant to this clause
(ii) shall be permanently reduced by the amount of Net Available Cash from Asset Sales used to repay Indebtedness under the Senior Credit Facilities and not subsequently reinvested in Additional Assets or used to permanently reduce other Indebtedness to the extent permitted pursuant to the provisions of the Indenture described under "--Limitation on Asset Sales;" (iii) Indebtedness to the Company or any of its Wholly Owned Restricted Subsidiaries by any of its Restricted Subsidiaries or Indebtedness of the Company to any of its Wholly Owned Restricted Subsidiaries (but only so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary); (iv) Indebtedness in respect of bid, performance or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including guaranties and letters of credit functioning as or supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed); (v) Indebtedness under Permitted Hedging Agreements; (vi) in-kind obligations relating to oil or gas balancing positions arising in the ordinary course of business that are customary in the Oil and Gas Business; (vii) Indebtedness outstanding on the Issue Date (which is not repaid with the proceeds of the Offering) not otherwise permitted in clauses (i) through (vi) above; (viii) Indebtedness not otherwise permitted to be Incurred pursuant to this paragraph (excluding any Indebtedness Incurred pursuant to the provisions of the Indenture described in the immediately preceding paragraph), provided that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (viii), together with all Indebtedness Incurred pursuant to clause (ix) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (viii), at any one time outstanding does not exceed $10.0 million; (ix) Indebtedness Incurred in exchange for, or the proceeds of which are used to refinance, (a) Indebtedness referred to in clauses (i) through (viii) of this paragraph (including Indebtedness previously Incurred pursuant to this clause (ix)) and (b) Indebtedness Incurred pursuant to the provisions of the Indenture described in the immediately preceding paragraph, provided that such Indebtedness is Permitted Refinancing Indebtedness; and (x) Indebtedness consisting of obligations in respect of purchase price adjustments, indemnities or Guaranties in connection with the acquisition or disposition of assets.

  Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Lien on or with respect to any Property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes (and, in the case of a Restricted Subsidiary which is a Subsidiary Guarantor, the Subsidiary Guaranty of such Subsidiary) are secured equally and ratably with (or prior to) any and all other obligations secured by such Lien, except that the Company and its Restricted Subsidiaries may enter into, create, incur, assume or suffer to exist Liens securing Senior Indebtedness, Liens securing Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor and Permitted Liens.

  "Permitted Liens" means any and all of the following: (i) Liens existing as of the Issue Date; (ii) Liens securing the Notes, the Subsidiary Guaranties and other obligations arising under the Indenture; (iii) any Lien existing on any Property (including future improvements thereon, accessions thereto and proceeds thereof) of a Person at the time such Person is merged or consolidated with or into the Company or a Subsidiary Guarantor or becomes a Restricted Subsidiary that is a Subsidiary Guarantor (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of the Company or the Subsidiary Guarantors; (iv) any Lien existing on any Property (including future improvements thereon, accessions thereto and proceeds thereof) at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of the Company or the Subsidiary Guarantors; (v) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Subsidiary Guarantors or the ownership of their Property (including, without limitation, (a) easements, rights of way and similar encumbrances, (b) rights or title of lessors under leases (other than Capital Lease Obligations), (c) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Subsidiary Guarantors or on deposit with or in the possession of such banks, (d) Liens imposed by law, including without limitation, Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemens', materialmens', suppliers' and vendors' Liens, (e) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (f) Liens on deposits made in the ordinary course of business), in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or the payment of the deferred purchase price of Property (other than Trade Accounts Payable) and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and its Restricted Subsidiaries taken as a whole; (vi) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP; (vii) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an amount in excess of $15.0 million; (viii) Liens securing Permitted Hedging Agreements of the Company and its Restricted Subsidiaries; (ix) Oil and Gas Liens Incurred in the ordinary course of the business of the Company and its Restricted Subsidiaries; (x) purchase money security interests (including, without limitation, Capital Lease Obligations) granted in connection with the acquisition of fixed assets in the ordinary course of business of the Company and its Restricted Subsidiaries, provided, that (a) such Liens attach only to the Property (including future improvements thereon, accessions thereto and proceeds thereof) so acquired with the purchase money Indebtedness secured thereby and
(b) the Indebtedness secured by such Liens is not in excess of the purchase price of such Property; (xi) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or defeasing Indebtedness of the Company or any of its Subsidiaries so long as such deposit of funds is permitted by the provisions of the Indenture described under "-- Limitation on Restricted Payments;" (xii) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary; (xiii) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive

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

extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (i),
(ii), (iii), (iv) and (x) above; provided, however, that (a) such new Lien shall be limited to all or part of the same Property (including future improvements thereon, accessions thereto and proceeds thereof) that secured the original Lien and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (xiv) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; and (xv) Liens in favor of the Company or a Subsidiary Guarantor. Notwithstanding anything in this paragraph to the contrary, the term "Permitted Liens" does not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payment and Reserve Sale other than (a) Production Payments and Reserve Sales in connection with the acquisition of Properties after the Issue Date, provided that any such Liens created in connection therewith are created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, the Property that is subject thereto, (b) Production Payments and Reserve Sales, other than those described in clause
(a) of this sentence, to the extent such Production Payments and Reserve Sales constitute Asset Sales made pursuant to and in compliance with the provisions of the Indenture described under "--Limitation on Asset Sales," or (c) Oil and Gas Liens that are not Dollar-Denominated Production Payments or Volumetric Production Payments, that are incurred in the ordinary course of business of the Company and its Restricted Subsidiaries, and that may be deemed under the definition of Production Payments and Reserve Sales to constitute Production Payments and Reserve Sales.

  Limitation on Restricted Payments.

  (a) The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of and after giving effect to the proposed Restricted Payment, (i) any Default or Event of Default would have occurred and be continuing, (ii) the Company could not incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the provisions of the Indenture described under "--Limitation on Indebtedness" or
(iii) the aggregate amount expended or declared for all Restricted Payments from the Issue Date would exceed the sum (without duplication) of the following:

    (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on the last day of the fiscal quarter immediately preceding the Issue Date, and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss), plus

    (B) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash, received by the Company on or after the Issue Date from the issuance or sale (other than to a Subsidiary of the Company) of Capital Stock of the Company or any options, warrants or rights to purchase Capital Stock of the Company, plus

    (C) the aggregate net cash proceeds or the Fair Market Value of Property other than cash received by the Company as capital contributions to the Company (other than from a Subsidiary of the Company) on or after the Issue Date, plus

    (D) the aggregate net cash proceeds received by the Company upon the exercise of any options, warrants or rights to purchase shares of Capital Stock of the Company (other than from a Subsidiary of the Company) on or after the Issue Date, plus

    (E) the aggregate net cash proceeds received on or after the Issue Date by the Company from the issuance or sale (other than to any Subsidiary of the Company) of convertible debt or convertible Redeemable Stock that has been converted into or exchanged for Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

    (F) to the extent not otherwise included in the Company's Consolidated Net Income, an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (1) payments of interest on debt, dividends, repayments of loans or advances or other transfers or distributions of Property, in each case to the Company or any Restricted Subsidiary from any Person other than the Company or a Restricted Subsidiary, and in an amount not to exceed the book value of such Investments previously made in such Person that were treated as Restricted Payments, or (2) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, and in an amount not to exceed the lesser of (x) the book value of all Investments previously made in such Unrestricted Subsidiary that were treated as a Restricted Payments and (y) the Fair Market Value of such Unrestricted Subsidiary, plus

    (G) $10.0 million.

  (b) The limitations set forth in paragraph (a) above will not prevent the Company or any Restricted Subsidiary from making the following Restricted Payments so long as, at the time thereof, no Default or Event of Default shall have occurred and be continuing (except in the case of clause (i) below under which the payment of a dividend is permitted, so long as the declaration of such dividend was made in compliance with the provisions under "Limitation on Restricted Payments"):

    (i) the payment of any dividend on Capital Stock of the Company or any Restricted Subsidiary within 60 days after the declaration thereof, if at such declaration date such dividend could have been paid in compliance with paragraph (a) above;

    (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of the Company) of Capital Stock of the Company;

    (iii) the making of any principal payment on or the repurchase, redemption, defeasance or other acquisition or retirement for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, of any Pari Passu Indebtedness or Subordinated Indebtedness (other than Redeemable Stock) in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of the Company) of Capital Stock of the Company;

    (iv) the making of any principal payment on or the repurchase, redemption, defeasance or other acquisition or retirement for value of Pari Passu Indebtedness or Subordinated Indebtedness in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent Incurrence (other than a sale to a Subsidiary of the Company) of Pari Passu Indebtedness or Subordinated Indebtedness so long as such new Indebtedness is Permitted Refinancing Indebtedness and such new Indebtedness (A) has an Average Life to Stated Maturity that is longer than the Average Life to Stated Maturity of the Notes and (B) has a Stated Maturity for its final scheduled principal payment that is at least 91 days later than the Stated Maturity of the final scheduled principal payment of the Notes; and

    (v) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (v).

  The actions described in clauses (i), (ii), (iii) and (v) of this paragraph
(b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under paragraph (a) (provided that any dividend paid pursuant to clause (i) of this paragraph (b) shall reduce the amount that would otherwise be available under paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i)), and the actions described in clause (iv) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall not reduce the amount that would otherwise be available for Restricted Payments under paragraph (a).

  Limitation on Issuance and Sale of Capital Stock of Restricted
Subsidiaries. The Indenture provides that the Company will not (i) permit any Restricted Subsidiary to sell or otherwise issue any Capital Stock other than to the Company or one of its Wholly Owned Restricted Subsidiaries or
(ii) permit any Person other than the Company or a Wholly Owned Restricted Subsidiary to own any Capital Stock of any other Restricted Subsidiary, except, in each case, for (a) directors' qualifying shares, (b) the Capital Stock of a Restricted Subsidiary owned by a Person at the time such Restricted Subsidiary became a Restricted Subsidiary or acquired by such Person in connection with the formation of the Restricted Subsidiary, or transfers thereof, (c) a sale of all of the Capital Stock of a Restricted Subsidiary owned by the Company or its Subsidiaries effected in accordance with the provisions of the Indenture described under "--Limitation on Asset Sales," or
(d) any sale or issuance of Capital Stock of a Foreign Subsidiary that is required to be issued to or owned by the government of a foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Foreign Subsidiary to transact business in such foreign jurisdiction, provided, that any such sale or issuance shall be deemed to be an Asset Sale to the extent the percentage of the total outstanding Voting Stock of such Foreign Subsidiary owned directly and indirectly by the Company is reduced as a result of such sale or issuance and any such sale or issuance must be made in compliance with the provisions of the Indenture described under "-- Limitation on Asset Sales."

  Limitation on Asset Sales. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares and assets subject to such Asset Sale and (ii) all of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, cash equivalents, Liquid Securities, Exchanged Properties or the assumption by the purchaser of liabilities of the Company (other than liabilities of the Company that are by their terms subordinated to the Notes), liabilities of any Subsidiary Guarantor that made such Asset Sale (other than liabilities of a Subsidiary Guarantor that are by their terms subordinated to such Subsidiary Guarantor's Subsidiary Guaranty) or liabilities of any Restricted Subsidiary that made such Asset Sale and which is not a Subsidiary Guarantor, in each case as a result of which the Company and its remaining Restricted Subsidiaries are no longer liable ("Permitted Consideration"); provided, however, that the Company and its Restricted Subsidiaries shall be permitted to receive Property other than Permitted Consideration, so long as the aggregate Fair Market Value of all such Property other than Permitted Consideration received from Asset Sales and held by the Company or any Restricted Subsidiary at any one time shall not exceed 7.5% of Adjusted Consolidated Net Tangible Assets.

  The Net Available Cash from Asset Sales by the Company or a Restricted Subsidiary may be applied by the Company or such Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness of the Company or Indebtedness of such Restricted Subsidiary), to (i) prepay, repay or purchase Senior Indebtedness of the Company or a Subsidiary Guarantor or Indebtedness of such Restricted Subsidiary (in each case excluding Indebtedness owed to the Company or an Affiliate of the Company), (ii) to reinvest in

Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) or (iii) purchase Notes or purchase both Notes and one or more series or issues of other Pari Passu Indebtedness on a pro rata basis (excluding Notes and Pari Passu Indebtedness owned by the Company or an Affiliate of the Company).

  Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of such Asset Sale shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to purchase Notes having an aggregate principal amount equal to the aggregate amount of Excess Proceeds (the "Prepayment Offer") at a purchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Purchase Date (as defined) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture, but, if the terms of any Pari Passu Indebtedness require that a Pari Passu Offer be made contemporaneously with the Prepayment Offer, then the Excess Proceeds shall be prorated between the Prepayment Offer and such Pari Passu Offer in accordance with the aggregate outstanding principal amounts of the Notes and such Pari Passu Indebtedness, and the aggregate principal amount of Notes for which the Prepayment Offer is made shall be reduced accordingly. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of available Excess Proceeds, then such Excess Proceeds will be allocated pro rata according to the principal amount of the Notes tendered and the Trustee will select the Notes to be purchased in accordance with the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the second sentence of this paragraph and provided that all Holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds will be reset to zero.

  Within five days after the 365th day following the date of an Asset Sale, the Company shall, if it is obligated to make an offer to purchase the Notes pursuant to the preceding paragraph, send a written Prepayment Offer notice, by first-class mail, to the Holders of the Notes (the "Prepayment Offer Notice"), accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such Holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things, (i) that the Company is offering to purchase Notes pursuant to the provisions of the Indenture, (ii) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest on the Purchase Date, (iii) that any Securities (or portions thereof) not properly tendered will continue to accrue interest, (iv) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days after the date the Prepayment Offer Notice is mailed (the "Purchase Date"),
(v) the aggregate principal amount of Notes to be purchased, (vi) a description of the procedure which Holders of Notes must follow in order to tender their Notes and the procedures that Holders of Notes must follow in order to withdraw an election to tender their Notes for payment, and (vii) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Prepayment Offer.

  The Company will comply, to the extent applicable, with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

  There can be no assurance that the Company and the Subsidiary Guarantors will be able to fund any Prepayment Offer. The Credit Agreement contains, and any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness or Pari Passu Indebtedness) to which the Company or a Subsidiary Guarantor becomes a party may contain, restrictions on the repurchase of Notes. If a Prepayment Offer is required to be made at a time when such restrictions are in effect, such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement and may constitute a default under the terms of any other Indebtedness of the Company or the Subsidiary Guarantors then outstanding. In such circumstances, the subordination provisions in the Indenture would likely prohibit payments to Holders of Notes. See "--Subordination."

  Incurrence of Layered Indebtedness. The Indenture provides that (i) the Company will not Incur any Indebtedness which is subordinated or junior in right of payment to any Senior Indebtedness of the Company unless such Indebtedness constitutes Indebtedness which is junior to, or pari passu with, the Notes in right of payment and (ii) no Subsidiary Guarantor will incur any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness constitutes Indebtedness which is junior to, or pari passu with, such Subsidiary Guarantor's Subsidiary Guaranty in right of payment.

  Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into any transaction or series of transactions (including, but not limited to, the sale, transfer, disposition, purchase, exchange or lease of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with or for the benefit of any Affiliate of the Company (other than the Company or a Wholly Owned Restricted Subsidiary), unless (i) such transaction or series of transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, and (ii) with respect to a transaction or series of transactions involving aggregate payments by or to the Company or such Restricted Subsidiary having a Fair Market Value equal to or in excess of (a) $1.0 million but less than $5.0 million, an officer of the Company, in his good faith judgment, believes such transaction or series of transactions complies with clause (i) of this paragraph, as evidenced by an Officer's Certificate delivered to the Trustee, (b) $5.0 million but less than $15.0 million, the Board of Directors of the Company (including a majority of the disinterested members of the Board of Directors of the Company) approves such transaction or series of transactions and, in its good faith judgment, believes that such transaction or series of transactions complies with clause
(i) of this paragraph, as evidenced by a certified resolution delivered to the Trustee or (c) $15.0 million, (1) the Company receives from an independent, nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction (or series of transactions) at issue, a written opinion that such transaction (or series of transactions) is fair, from a financial point of view, to the Company or such Restricted Subsidiary and (2) the Board of Directors of the Company (including a majority of the disinterested members of the Board of Directors of the Company) approves such transaction or series of transactions and, in its good faith judgment, believes that such transaction or series of transactions complies with clause (i) of this paragraph, as evidenced by a certified resolution delivered to the Trustee.

  The limitations of the preceding paragraph do not apply to (i) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any of its Restricted Subsidiaries, (ii) indemnities of officers and directors of the Company or any Subsidiary consistent with such Person's bylaws and applicable statutory provisions, (iii) the Company's and its Restricted Subsidiaries' employee compensation and other benefit arrangements, (iv) loans made (a) to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or by a duly authorized officer), the proceeds of which are used solely to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options, or (b) to refinance loans, together with accrued interest thereon, made pursuant to this clause
(iv), (v) advances and loans to officers, directors and employees of the Company or any Subsidiary in the ordinary course of business, provided such loans and advances (excluding loans or advances made pursuant to the preceding clause (iv)) do not exceed $2.0 million at any one time outstanding or (vi) Investments in Unrestricted Subsidiaries which are deemed to be Restricted Payments under the provisions under "Limitations on Restricted Payments."

  Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the legal right of any Restricted Subsidiary to (i) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or Redeemable Stock held by the Company or a Subsidiary Guarantor, (ii) pay any Indebtedness or other obligation owed to the Company or any Subsidiary Guarantor, (iii) make any Investments in the Company or any Subsidiary Guarantor, or (iv) transfer any of its property or assets to the Company or any Subsidiary Guarantor. Such limitation will not apply (a) with respect to clauses (iii) and (iv) only, to encumbrances and restrictions (1) in existence under or by reason of any agreements in effect on the Issue Date, (2) required under Senior Credit Facilities that are not more restrictive than those in effect under the Senior Credit Facilities on the Issue Date, (3) in existence with respect to a Restricted Subsidiary at the time it became a Restricted Subsidiary if (A) such encumbrance or restriction was not created in anticipation of or in connection with the transactions pursuant to which the Restricted Subsidiary became a Restricted Subsidiary and (B) immediately following such transaction, on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the provisions of the Indenture described under "--Limitation on Indebtedness" or (4) which result from the renewal, refinancing, extension or amendment of an agreement referred to in the immediately preceding clauses (1), (2) and (3), provided, such replacement or encumbrance or restriction is no more restrictive to the Company or Restricted Subsidiary and is not materially less favorable to the Holders of Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced, and (b) with respect to clause (iv) only, to (1) any restriction on the sale, transfer or other disposition of assets or Property as a result of a Lien permitted under the provisions of the Indenture described under "--Limitation on Liens," (2) any encumbrance or restriction arising in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired (including future improvements thereon, accessions thereto and proceeds thereof) and was not created in anticipation of or in connection with such acquisition, (3) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder,
(4) any encumbrance or restriction due to applicable law, (5) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale and (6) restrictions contained in purchase money obligations for Property acquired in the ordinary course of business with respect to transfers of such Property.

  Restricted and Unrestricted Subsidiaries. Unless defined or designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary subject to the provisions of the next paragraph. The Company may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of the Company or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if (i) such Subsidiary does not at such time own any Capital Stock, Redeemable Stock or Indebtedness of,

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

or own or hold any Lien on any property of, the Company or any other Restricted Subsidiary, (ii) such Subsidiary does not at such time have any Indebtedness or other obligations which, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of the Company or any Restricted Subsidiary and (iii)(a) such designation is effective immediately upon such Subsidiary becoming a Subsidiary of the Company or of a Restricted Subsidiary, (b) the Subsidiary to be so designated has total assets of $1,000 or less or (c) if such Subsidiary has total assets greater than $1,000, then such redesignation as an Unrestricted Subsidiary is deemed to constitute a Restricted Payment in an amount equal to the Fair Market Value of the Company's direct and indirect ownership interest in such Subsidiary, and such Restricted Payment would be permitted to be made at the time of such designation under the provisions of the Indenture described under "--Limitation on Restricted Payments." Except as provided in clauses (iii)(b) and (c) of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The designation of an Unrestricted Subsidiary or removal of such designation shall be made by the Board of Directors of the Company or a committee thereof pursuant to a certified resolution delivered to the Trustee and shall be effective as of the date specified in the applicable certified resolution, which shall not be prior to the date such certified resolution is delivered to the Trustee.

  The Company will not, and will not permit any of its Restricted Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition or otherwise, but excluding the creation by the Company of a new Wholly Owned Restricted Subsidiary) unless, after giving effect to such action, transaction or series of transactions, on a pro forma basis, (i) the Company could Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the provisions of the Indenture described under "--Limitation on Indebtedness" and (ii) no Default or Event of Default would occur or be continuing.

MERGER, CONSOLIDATION AND SALE OF SUBSTANTIALLY ALL ASSETS

  The Indenture provides that (i) the Company will not merge or consolidate with or into any other Person (whether or not the Company is the surviving entity), and (ii) the Company will not and will not permit its Restricted Subsidiaries to, directly or indirectly, sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of the Property of the Company and its Restricted Subsidiaries taken as a whole to any Person in any one transaction or a series of transactions (including, without limitation, dispositions pursuant to mergers, consolidations, Investments and Production Payments and Reserve Sales), in each case unless: (a) the Surviving Entity (as defined) shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia; (b) in the case of a transaction described in clause (ii) above, such Property shall have been transferred as an entirety or virtually as an entirety to one Person; (c) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; (d) except in the case of a merger of the Company with a Restricted Subsidiary, immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Surviving Entity would be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of the Indenture described under "--Limitation on Indebtedness;"
(e) except in the case of a merger of the Company with a Restricted Subsidiary, immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Surviving Entity shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to the transaction or series of transactions;
(f) if the Company is not the Surviving Entity, then (1) the Surviving Entity shall have executed and delivered to the Trustee a supplemental indenture satisfactory to the Trustee pursuant to which the Surviving Entity assumes the obligations of the Company under the Indenture and the Notes, (2) each Subsidiary Guarantor (unless it is the Surviving Entity) shall have executed and delivered to the Trustee a supplemental indenture satisfactory to the Trustee confirming that such Subsidiary Guarantor's Subsidiary Guaranty remains in full force and effect and guarantees the Surviving Entity's obligations under the Indenture and the Notes, and (3) in the case of a transaction described in clause (ii) above in which the transferee assumes all of the obligations of the Company under the Indenture and the Notes, the Company shall be released and shall no longer be considered an obligor under the Indenture and the Notes; and (g) the Company, and if the Company is not the Surviving Entity the Surviving Entity, shall have delivered to the Trustee an Officer's Certificate (attaching the calculations to demonstrate compliance with (d) and (e) above) and an Opinion of Counsel, each stating that such merger, consolidation or disposition and any such supplemental indentures comply with the terms of the Indenture. The Term "Surviving Entity" shall mean the Person referred to in clauses (i) and (ii) above (1) formed by or surviving any such merger or consolidation involving the Company or (2) to which any sale, transfer, assignment, lease, conveyance or other disposition is made.

  With respect to each transaction or series of transactions described above, giving effect to such transaction or series of transactions on a pro forma basis shall include, without limitation, (i) treating any Indebtedness not previously the obligation of the Company or any of its Restricted Subsidiaries which becomes an obligation of the Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction or series of transactions as having been incurred at the time of the transaction or series of transactions and (ii) giving effect to any Indebtedness incurred or anticipated to be incurred in connection with such transaction or series of transactions.

REPORTS

  The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will file with the SEC and furnish to the Holders of Notes all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.

REGISTRATION AGREEMENT

  The Company, the Initial Subsidiary Guarantors and the Initial Purchasers entered into the Registration Agreement on May 21, 1997, which required the Company and the Initial Subsidiary Guarantors, among other things, to commence the Exchange Offer and maintain its effectiveness on the terms set forth herein. In addition to their obligations in connection with the Exchange Offer (and assuming the Exchange Offer is consummated prior to October 20, 1997), the Company and the Initial Subsidiary Guarantors will have a continuing obligation to register Notes for resale under a Form S-3 Registration Statement (the "Shelf Registration Statement") in the following circumstances:
(i) an Initial Purchaser holding Private Exchange Notes (as defined in the Registration Agreement) acquired by it in exchange for Outstanding Notes having the status of an unsold allotment in the initial distribution of the Outstanding Notes so requests by notice to the Company within 10 days after the consummation of the Exchange Offer or (ii) any holder of Outstanding Notes (other than a Participating Broker-Dealer) is ineligible to participate in the Exchange Offer (see "The Exchange Offer--Resales of Exchange Notes") or does not receive freely tradable Exchange Notes in the Exchange Offer (other than due solely to the status of such holder as an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) and so notifies the Company within 10 days after the consummation of the Exchange Offer. If the Company is required to file a Shelf Registration Statement, it must keep the Shelf Registration Statement effective under the Securities Act to permit resales thereunder until May 21, 1999, or such shorter period ending when all of the Notes covered by such Shelf Registration Statement have been sold.


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


  In the event of the filing of a Shelf Registration Statement, the Company will provide to each holder of the Notes covered thereby copies of the prospectus which is a part of the Shelf Registration Statement and notify each such holder when the Shelf Registration Statement has become effective. A holder of Notes that sells such Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions of the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of Notes to be covered by the Shelf Registration Statement will be required to deliver to the Company information to be used in connection with the Shelf Registration Statement in order to have its Notes included in the Shelf Registration Statement and to benefit from the provisions regarding the increase in the interest rate borne by the Notes described in "Description of the Outstanding Notes."

  Pursuant to the Registration Agreement, each holder of Notes is deemed to have agreed that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in the prospectus that is a part of the Shelf Registration Statement (or in the case of Participating Broker-Dealers, this Prospectus) untrue in any material respect or which causes such prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference therein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Agreement, such holder (or Participating Broker-Dealer, as the case may be) will suspend the sale of Notes pursuant to such prospectus until the Company has amended or supplemented such prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to each such holder (or Participating Broker-Dealer, as the case may be) or until the Company has given notice that the sale of such Notes may be resumed, as the case may be. Notwithstanding that the Company may suspend the sale of such Notes under such circumstances, the Company has no obligation to extend the relevant period during which it is required to keep effective the Shelf Registration Statement (or the period during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes, as the case may be).

  The summary herein of certain provisions of the Registration Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Additional Assets" means (i) any Property (other than cash, Permitted Short-Term Investments or securities) used in the Oil and Gas Business or any business ancillary thereto, (ii) Investments in any other Person engaged in the Oil and Gas Business or any business ancillary thereto (including the acquisition from third parties of Capital Stock of such Person) made in compliance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Restricted Payments" and as a result of which such other Person becomes a Restricted Subsidiary in compliance with the provisions of the Indenture described under "--Certain Covenants--Restricted and Unrestricted Subsidiaries," (iii) the acquisition from third parties of Capital Stock of a Restricted Subsidiary, (iv) the costs of acquiring, exploiting, developing and exploring in respect of oil and gas properties or
(v) Permitted Business Investments.


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

  "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

    (i) the sum of (a) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state, federal or foreign income taxes, as estimated by the Company and confirmed by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from (1) estimated proved oil and gas reserves acquired since such year-end, which reserves were not reflected in such year-end reserve report, and (2) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from (3) estimated proved oil and gas reserves produced or disposed of since such year-end and (4) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year-end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (1) through (4), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which event the discounted future net revenues utilized for purposes of this clause (i)(a) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, (b) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (c) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (d) the greater of (1) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (2) the appraised value, as estimated by independent appraisers, of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of the Company and its Restricted Subsidiaries, as of the date no earlier than the date of the Company's latest audited financial statements, minus

    (ii) the sum of (a) minority interests, (b) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (c) to the extent included in (i)(a) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company's year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto) and (d) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (i)(a) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

  "Adjusted Net Assets" of a Subsidiary Guarantor at any date shall mean the amount by which the fair value of the Property of such Subsidiary Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Subsidiary Guaranty, of such Subsidiary Guarantor at such date.

  "Affiliate" of any specified Person means any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person or (ii) which beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any Subsidiary of such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (collectively, "dispositions," and including, without limitation, dispositions pursuant to any consolidation or merger) by such Person or any of its Restricted Subsidiaries in any single transaction or series of transactions of (i) shares of Capital Stock or other ownership interests of another Person (including Capital Stock of Restricted Subsidiaries and Unrestricted Subsidiaries) or (ii) any other Property of such Person or any of its Restricted Subsidiaries; provided, however, that the term "Asset Sale" shall not include: (a) the disposition of Permitted Short-Term Investments, inventory, accounts receivable or other Property (excluding the disposition of oil and gas in place and other interests in real property unless made in connection with a Permitted Business Investment) in the ordinary course of business; (b) the disposition of Property received in settlement of debts owing to the Company or any Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to the Company or any Restricted Subsidiary in the ordinary course of business of the Company or such Restricted Subsidiary; (c) any disposition that constitutes a Restricted Payment made in compliance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Restricted Payments;" (d) when used with respect to the Company, any disposition of all or substantially all of the Property of the Company permitted pursuant to the provisions of the Indenture described under "-- Merger, Consolidation and Sale of Substantially All Assets;" (e) the disposition of any Property by the Company or a Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary; (f) the disposition of any asset with a Fair Market Value of less than $1 million; or (g) any Production Payment and Reserve Sale created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, the Property that is subject thereto.

  "Assigned Restricted Subsidiary Indebtedness" means Indebtedness of a Restricted Subsidiary to the Company that the Company has assigned to the lenders under any Senior Credit Facility, as collateral securing Indebtedness of the Company under such Senior Credit Facility.

  "Average Life" means, with respect to any Indebtedness, at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

  "Capital Lease Obligation" means any obligation which is required to be classified and accounted for as a capital lease obligation in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment date of rent or any other amount due in respect of such obligation. For purposes of the provisions of the Indenture described under "--Certain Covenants-- Limitation on Liens," a Capital Lease Obligation shall be deemed to be secured by a Lien on the Property being leased.

  "Capital Stock" in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person; provided, however, that "Capital Stock" shall not include Redeemable Stock.

  "Consolidated Interest Coverage Ratio" means, as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date"), the ratio of (i) the aggregate amount of EBITDA of the Company and its consolidated Restricted Subsidiaries for the four full fiscal quarters immediately prior to the Transaction Date for which financial statements are available to (ii) the aggregate Consolidated Interest Expense of the Company and its Restricted Subsidiaries that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of the Company and its Restricted Subsidiaries expected by the Company to be outstanding on the Transaction
Date), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date; provided, that if the Company or any of its Restricted Subsidiaries is a party to any Interest Rate Protection Agreement which would have the effect of changing the interest rate on any Indebtedness of the Company or any of its Restricted Subsidiaries for such four quarter period (or a portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; provided further that any Consolidated Interest Expense with respect to Indebtedness Incurred or retired by the Company or any of its Restricted Subsidiaries during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such Indebtedness was so Incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs. In addition, if since the beginning of the four full fiscal quarter period preceding the Transaction Date, (a) the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (b) the Company or any of its Restricted Subsidiaries shall have acquired any material assets, EBITDA shall be calculated on a pro forma basis as if such asset acquisitions had occurred on the first day of such four fiscal quarter period.

  "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, (i) the sum of (a) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness (including, without limitation, (1) any amortization of debt discount, (2) net costs associated with Interest Rate Protection Agreements (including any amortization of discounts), (3) the interest portion of any deferred payment obligation, (4) all accrued interest and (5) all commissions, discounts, commitment fees, origination fees and other similar fees and charges owed with respect to the Senior Credit Facilities and other Indebtedness) paid, accrued or scheduled to be paid or accrued during such period; (b) Redeemable Stock dividends of such Person (and of its Restricted Subsidiaries if paid to a Person other than such Person or its Restricted Subsidiaries) declared and payable other than in kind; (c) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP; (d) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Leaseback Transaction that is Indebtedness allocable to interest expense (determined as if such obligation were treated as a Capital Lease Obligation); and (e) to the extent any Indebtedness of any other Person (other than Restricted Subsidiaries) is Guaranteed by such Person or any of its Restricted

Subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued by such other Person during such period attributable to any such Indebtedness; less (ii) to the extent included in (i) above, amortization or write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period; in the case of both (i) and (ii) above, after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and as determined in accordance with GAAP.

  "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication, (i) items classified as extraordinary gains or losses net of tax (less all fees and expenses relating thereto); (ii) any gain or loss, net of taxes, on the sale or other disposition of assets (less all fees and expenses relating thereto and including the Capital Stock of any other Person) (but in no event shall this clause (ii) apply to the sale in the ordinary course of business of oil, gas or other hydrocarbons produced or manufactured or other personal property other than oil and gas in place); (iii) the net income of any Subsidiary of such specified Person to the extent the transfer to that Person of that income is restricted by contract or otherwise, except for any cash dividends or cash distributions actually paid by such Subsidiary to such Person during such period; (iv) the net income (or loss) of any other Person in which such specified Person or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of such specified Person in accordance with GAAP or is an interest in a consolidated Unrestricted Subsidiary), except to the extent of the amount of cash dividends or other cash distributions actually paid to such Person or its Restricted Subsidiaries by such other Person during such period; (v) the net income of any Person acquired by such specified Person or any of its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition;
(vi) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan; (vii) any adjustments of a deferred tax liability or asset pursuant to Statement of Financial Accounting Standards No. 109 which result from changes in enacted tax laws or rates; and (viii) the cumulative effect of a change in accounting principles.

  "Consolidated Net Worth" of any Person means the stockholders' equity of such Person and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP, less (to the extent included in stockholders' equity) amounts attributable to Redeemable Stock of such Person or its Restricted Subsidiaries.

  "Credit Agreement" means the Credit Agreement, dated June 23, 1994, as amended from time to time, between the Company, The Wiser Oil Company of Canada, NationsBank of Texas, N.A., as agent, and certain banks.

  "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness," when used with respect to the Company means (i) any Senior Indebtedness of the Company under the Credit Agreement, and (ii) any Senior Indebtedness of the Company which has, at the time of determination, an aggregate principal amount outstanding of at least $10.0 million that is specifically designated in the instrument evidencing such Senior Indebtedness and is designated in a notice delivered by the Company to the holders or a Representative of the holders of such Senior Indebtedness and the Trustee as "Designated Senior Indebtedness" of the Company. When used with respect to a Subsidiary Guarantor, "Designated Senior Indebtedness" means (i) any Assigned Restricted Subsidiary Indebtedness of such Subsidiary Guarantor,
(ii) any Indebtedness of such Subsidiary Guarantor under the Credit Agreement or a guarantee thereof and (iii) any Senior Indebtedness of such Subsidiary Guarantor which has, at the time of determination, an aggregate principal amount outstanding of at least $10.0 million and that is specifically designated in the instrument evidencing such Senior Indebtedness and is designated in a notice delivered by the Subsidiary Guarantor to the holders or a Representative of the holders of such Senior Indebtedness and the Trustee as "Designated Senior Indebtedness" of the Subsidiary Guarantor.

  "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

  "EBITDA" means with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (i) the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and deducted in the determination of such Consolidated Net Income, without duplication, (a) income tax expense (but excluding income tax expense relating to sales or other disposition of assets (including the Capital Stock of any other Person) the gains and losses from which are excluded in the determination of such Consolidated Net Income), (b) Consolidated Interest Expense, (c) depreciation and depletion expense, (d) amortization expense, (e) exploration expense, and (f) any other noncash charges including, without limitation, unrealized foreign exchange losses; less (ii) the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and added in the determination of such Consolidated Net Income, without duplication (a) income tax recovery (but excluding income tax recovery relating to sales or other dispositions of assets (excluding the Capital Stock of any other Person) the gains and losses from which are included in the determination of such Consolidated Net Income) and (b) unrealized foreign exchange gains.

  "Equity Offering" means a bona fide underwritten sale to the public of Capital Stock of the Company pursuant to a registration statement (other than a Form S-8 or any other form relating to securities issuable under any employee benefit plan of the Company) that is declared effective by the SEC following the Issue Date.

  "Event of Default" has the meaning set forth under the caption "--Events of Default and Notice."

  "Exchanged Properties" means properties used or useful in the Oil and Gas Business received by the Company or a Restricted Subsidiary in trade or as a portion of the total consideration for other such properties.

  "Exchange Rate Contract" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, entered into for the purpose of limiting or managing exchange rate risks.

  "Fair Market Value" means, with respect to any assets to be transferred pursuant to any Asset Sale or Sale and Leaseback Transaction or any non-cash consideration or property transferred or received by any Person, the fair market value of such consideration or property as determined in good faith by
(i) any officer of the Company if such fair market value is less than $5.0 million and (ii) the Board of Directors of the Company as evidenced by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of $5.0 million; provided that if such resolution indicates that such fair market value is equal to or in excess of $15.0 million and such transaction involves any Affiliate of the Company (other than a Restricted Subsidiary), such resolution shall be accompanied by the written opinion of an independent, nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction (or series of transactions) at issue, to the effect that such consideration or property is fair, from a financial point of view, to such Person.

  "Foreign Subsidiary" means a Restricted Subsidiary (other than The Wiser Oil Company of Canada or any successor thereto) that is formed in a jurisdiction other than the United States or a State thereof or the District of Columbia, that engages in the Oil and Gas Business exclusively outside the United States of America and that is treated as a corporation or an association taxable as a corporation for U.S. federal income tax purposes.

  "GAAP" means United States generally accepted accounting principles as in effect on the date of the Indenture, unless stated otherwise.

  "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations to pay Indebtedness of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include (a) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business or (b) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (ii) of the definition of Permitted Investments.

  "Holder" means the Person in whose name a Note is registered on the Securities Register.

  "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness. For purposes of this definition, Indebtedness of the Company or a Restricted Subsidiary held by a Wholly Owned Subsidiary shall be deemed to be Incurred by the Company or such Restricted Subsidiary in the event such Wholly Owned Subsidiary ceases to be a Wholly Owned Subsidiary or in the event such Indebtedness is transferred to a Person other than the Company or a Wholly Owned Subsidiary. For purposes of this definition, any non-interest bearing or other discount Indebtedness shall be deemed to have been incurred only on the date of original issue thereof.

  "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any Obligation of such Person for borrowed money, (ii) any Obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such Obligations Incurred in connection with the acquisition of Property, assets or businesses, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any Obligation of such Person issued or assumed as the deferred purchase price of Property or services (other than Trade Accounts Payable and other accrued current liabilities incurred in the ordinary course of business), (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable

Stock of such Person at the time of determination, (vii) any payment obligation of such Person under Exchange Rate Contracts, Interest Rate Protection Agreements or Oil and Gas Hedging Contracts at the time of determination, (viii) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party and (ix) any obligation of the type referred to in clauses
(i) through (viii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; provided that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional Obligations as described above and the maximum liability at such date in respect of any contingent Obligations described above.

  "Initial Subsidiary Guarantors" means Wiser Oil Delaware, Inc., a Delaware corporation, The Wiser Marketing Company, a Delaware corporation, Wiser Delaware LLC, a Delaware limited liability company, T.W.O.C., Inc., a Delaware corporation, and The Wiser Oil Company of Canada, a Nova Scotia unlimited liability company, and any successors thereto.

  "Interest Rate Protection Agreement" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, to or under which such Person is a party or otherwise obligated.

  "Investment" means, with respect to any Person (i) any amount paid by such Person, directly or indirectly, to any other Person for Capital Stock or other Property of, or as a capital contribution to, any other Person or (ii) any direct or indirect loan or advance to any other Person (other than accounts receivable of such Person arising in the ordinary course of business); provided, however, that Investments shall not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.

  "Issue Date" means the date on which the Notes first were issued under the Indenture.

  "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For purposes of the provisions of the Indenture described under "--Certain Covenants-- Limitation on Liens," a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

  "Liquid Securities" means securities (i) of an issuer that is not an Affiliate of the Company, (ii) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market and (iii) as to which the Company is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act) or as to which a registration statement under the Securities Act covering the resale thereof is in effect for as long as the securities are held; provided, that securities meeting the requirements of clauses (i), (ii) and (iii) above shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of (x) the date on which such securities are sold or exchanged for cash or Permitted Short-Term Investments and (y) 120 days following the date of receipt of such securities. If such securities are not sold or exchanged for cash or Permitted Short-Term Investments within 120 days of receipt thereof, for purposes of determining whether the transaction pursuant to which the Company or a Restricted Subsidiary received the securities was in compliance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Asset Sales," such securities shall be deemed not to have been Liquid Securities at any time.

  "Material Change" means an increase or decrease (except to the extent resulting from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (i)(a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the quarter of oil and gas reserves with respect to which the Company's estimate of the discounted future net revenues from proved oil and gas reserves has been confirmed by independent petroleum engineers and (ii) any dispositions of Properties during such quarter that were disposed of in compliance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Asset Sales."

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Available Cash" from an Asset Sale means cash proceeds received therefrom (including (i) any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received and (ii) the Fair Market Value of Liquid Securities and Permitted Short-Term Investments, and excluding (i) any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets and
(ii) except to the extent subsequently converted to cash, Liquid Securities or Permitted Short-Term Investments within 240 days after such Asset Sale, consideration constituting Exchanged Properties or consideration other than Permitted Consideration), in each case net of (a) all legal, title and recording expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Sale, (b) all payments (which payments are made in a manner that results in the permanent reduction in the balance of such Indebtedness and, if applicable, a permanent reduction in any outstanding commitment for future incurrences of Indebtedness thereunder) made on any Indebtedness (but specifically excluding Indebtedness of the Company and its Restricted Subsidiaries assumed in connection with or in anticipation of such Asset Sale) which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale and (d) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale (to the extent such reserves are not subsequently reversed within 365 days after such Asset Sale); provided, however, that if any consideration for an Asset Sale (which would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person or its Restricted Subsidiaries from escrow; and provided, further, however, that any Exchanged Properties and any consideration other than Permitted Consideration received in connection with an Asset Sale which is subsequently converted to cash, Liquid Securities or Permitted Short-Term Investments within 240 days after such Asset Sale shall be deemed to be Net Available Cash at such time and shall thereafter be applied in accordance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Asset Sales."

  "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries, less (ii) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in financial statements of the Company prepared in accordance with GAAP.

  "Obligation" means any principal, interest, premium, penalty, fee and any other liability payable under the documentation governing any Indebtedness.

  "Oil and Gas Business" means the business of exploiting, exploring for, developing, acquiring, producing, processing, gathering, marketing, storing, selling, hedging, swapping and transporting hydrocarbons and other related energy businesses.

  "Oil and Gas Hedging Contract" means, with respect to any Person, any agreement or arrangement, or any combination thereof, financially tied to oil and gas or other hydrocarbon prices, transportation or basis costs or differentials, or similar factors, that is customary in the Oil and Gas Business and is entered into for the purpose of limiting or managing risks associated with fluctuations in such prices, costs, differentials or similar factors.

  "Oil and Gas Liens" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests); (ii) Liens on an oil or gas producing property to secure obligations Incurred or guarantees of obligations Incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business, provided in all instances that such Liens are limited to the assets that are the subject of the relevant agreement; (iv) Liens arising in connection with Production Payments and Reserve Sales; and (v) Liens on pipelines or pipeline facilities that arise by operation of law.

  "Pari Passu Indebtedness" means any Indebtedness of the Company (or a Subsidiary Guarantor) that is pari passu in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate).

  "Pari Passu Offer" means an offer by the Company or a Subsidiary Guarantor to purchase all or a portion of Pari Passu Indebtedness to the extent required by the indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness was issued.

  "Permitted Business Investments" means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively engaging therein through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including, without limitation, (i) ownership interests in oil and gas properties or gathering, transportation, processing, storage or related systems and (ii) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties (including Unrestricted Subsidiaries).

  "Permitted Consideration" has the meaning assigned to such term in "-- Certain Covenants --Limitation on Asset Sales."

  "Permitted Hedging Agreements" means (i) Exchange Rate Contracts and Oil and Gas Hedging Contracts to the extent entered into to limit or manage risks incurred in the ordinary course of business and (ii) Interest Rate Protection Agreements but only to the extent that the stated aggregate notional amount thereunder does not exceed 100% of the aggregate principal amount of the Indebtedness of the Company or a Restricted Subsidiary covered by such Interest Rate Protection Agreements at the time such agreements were entered into.

  "Permitted Investments" means any and all of the following: (i) Permitted Short-Term Investments; (ii) Investments in property, plant and equipment used in the ordinary course of business and Permitted Business Investments; (iii) Investments by any Restricted Subsidiary in the Company; (iv) Investments by the Company or any Restricted Subsidiary in any Restricted Subsidiary; (v) Investments by the Company or any Restricted Subsidiary in a Person where that Person becomes a Restricted Subsidiary or transfers or assigns all of its assets to the Company (including the acquisition from a third party of the Capital Stock of a Restricted Subsidiary or any other Person) if such Person or a Subsidiary of such Person will, as a result of the making of such Investment and all other contemporaneous related transactions, become a Restricted Subsidiary or be merged or consolidated with or transfer or convey all or substantially all of its assets to the Company or a Restricted Subsidiary; (vi) Investments in the form of securities received from Asset Sales, provided that such Asset Sales are made in compliance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Asset Sales;" (vii) Investments in negotiable instruments held for collection, lease, utility and other similar deposits, and stock, obligations or other securities received in settlement of debts (including, without limitation, under any bankruptcy or other similar proceeding) owing to the Company or any of its Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Liens or Indebtedness, in each of the foregoing cases in the ordinary course of business of the Company or such Restricted Subsidiary; (viii) Investments in the form of Permitted Hedging Agreements of the Company and its Restricted Subsidiaries; (ix) relocation allowances, advances and loans to officers, directors and employees of the Company or any of its Restricted Subsidiaries in the ordinary course of business, provided such items do not exceed in the aggregate $2.0 million at any one time outstanding; and (x) Investments pursuant to any agreement or obligation of the Company or any of its Restricted Subsidiaries as in effect on the Issue Date (other than Investments described in clauses (i) through (ix) above).

  "Permitted Refinancing Indebtedness" means Indebtedness ("new Indebtedness") Incurred in exchange for, or proceeds of which are used to refinance, other Indebtedness ("old Indebtedness"), provided, however, that (i) such new Indebtedness is in an aggregate principal amount not in excess of the sum of
(a) the aggregate principal amount then outstanding of the old Indebtedness (or, if such old Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination), and (b) an amount necessary to pay any fees and expenses, including premiums related to such exchange or refinancing, (ii) such new Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the old Indebtedness, (iii) such new Indebtedness has an Average Life to Stated Maturity at the time such new Indebtedness is Incurred that is equal to or greater than the Average Life to Stated Maturity of the old Indebtedness at such time and (iv) such new Indebtedness is subordinated in right of payment to Senior Indebtedness of the Company (or, if applicable, Senior Indebtedness of a Subsidiary Guarantor) and the Notes (or, if applicable, the Subsidiary Guaranties) to at least the same extent, if any, as the old Indebtedness.

  "Permitted Short-Term Investments" means (i) Investments in U.S. Government Obligations maturing within one year of the date of acquisition thereof, (ii) Investments in demand accounts, time deposit accounts, certificates of deposit, bankers acceptances and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any State thereof or the District of Columbia that is a member of the Federal Reserve System having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term indebtedness is rated "A" (or higher) according to Moody's, (iii) Investments in demand accounts, time deposit accounts, certificates of deposit, bankers acceptances and money market deposits maturing within one year of the date of acquisition thereof issued by a Canadian bank to which the Bank Act (Canada) applies having capital, surplus and undivided profits aggregating in excess of U.S. $500.0 million, (iv) Investments in deposits available for withdrawal on demand with any commercial bank that is organized under the laws of any country in which the Company or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that (a) all such deposits have been made in such accounts in the ordinary course of business and (b) such deposits do not at any one time exceed $20.0 million in the aggregate, (v) repurchase and reverse repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in either clause (ii) or (iii), (vi) Investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any State thereof or the District of Columbia with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and (vii) Investments in any money market mutual fund having assets in excess of $250.0 million substantially all of which consist of other obligations of the types described in clauses (i), (ii), (v) and (vi) hereof.

  "Person" means any individual, corporation, partnership, joint venture, limited liability company, unlimited liability company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person; provided, however, that "Preferred Stock" shall not include Redeemable Stock.

  "principal" of any Indebtedness (including the Notes) means the principal amount of such Indebtedness plus the premium, if any, on such Indebtedness.

  "Production Payments and Reserve Sales" means the grant or transfer by the Company or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business.

  "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

  "Redeemable Stock" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is or could become required to be redeemed for cash or other Property or is or could become redeemable for cash or other Property at the option of the holder thereof, in whole or in part, on or prior to the first anniversary of the Stated Maturity of the Notes; or is or could become exchangeable at the option of the holder thereof for Indebtedness at any time in whole or in part, on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that Redeemable Stock shall not include any security by virtue of the fact that it may be exchanged or converted at the option of the holder for Capital Stock of the Company having no preference as to dividends or liquidation over any other Capital Stock of the Company.

  "Representative" means the trustee, agent or representative expressly authorized to act in such capacity, if any, for an issue of Senior Indebtedness.

  "Restricted Payment" means (i) a dividend or other distribution declared or paid on the Capital Stock or Redeemable Stock of the Company or to the Company's stockholders (other than dividends, distributions or payments made solely in Capital Stock of the Company or in options, warrants or other rights to purchase or acquire Capital Stock or Redeemable Stock), or declared and paid to any Person other than the Company or any of its Restricted Subsidiaries on the Capital Stock or Redeemable Stock of any Restricted Subsidiary, (ii) a payment made by the Company or any of its Restricted Subsidiaries (other than to the Company or any Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock or Redeemable Stock or any options, warrants or other rights to acquire such Capital Stock or Redeemable Stock of the Company or of a Restricted Subsidiary, (iii) a payment made by the Company or any of its Restricted Subsidiaries to redeem, repurchase, defease or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, any Pari Passu Indebtedness or any Indebtedness of the Company which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes except (a) to the extent Pari Passu Indebtedness may be purchased out of Net Available Cash in compliance with the provisions of the Indenture described under "--Limitation on Asset Sales," (b) a Pari Passu Offer, (c) to the extent of Excess Proceeds remaining after compliance with the provisions of the Indenture described under "--Certain Covenants--Limitation on Asset Sales," and to the extent required by the indenture or other agreement or instrument pursuant to which any Subordinated Indebtedness was issued, an offer to purchase such Subordinated Indebtedness upon a disposition of assets, and (d) upon a "Change of Control" (even if such event is not a Change of Control under the Indenture) to the extent required by the indenture or other agreement or instrument pursuant to which any Pari Passu Indebtedness or Subordinated Indebtedness was issued provided the Company is then in compliance with the provisions of the Indenture described under "--Purchase at the Option of Holders Upon a Change of Control," (iv) an Investment (other than a Permitted Investment) by the Company or a Restricted Subsidiary in any Person other than the Company or a Restricted Subsidiary, or (v) the sale or issuance of Capital Stock of a Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that such Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of such "Restricted Payment" shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company and its other Restricted Subsidiaries.

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

  "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated an Unrestricted Subsidiary in the manner provided in the covenant described under "--Certain Covenants--Restricted and Unrestricted Subsidiaries."

  "S&P " means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

  "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Restricted Subsidiary of such Person or between one or more Wholly Owned Restricted Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

  "Senior Credit Facilities" means collectively, one or more senior credit facilities or commercial paper facilities with banks or other institutional lenders (including, without limitation, the credit facility pursuant to the Credit Agreement), together with any guaranties, security and related documents, as all such credit facilities and documents may be amended, supplemented, extended, increased, refinanced or replaced from time to time.

  "Senior Indebtedness" when used with respect to the Company means the Obligations of the Company with respect to Indebtedness of the Company (including all Indebtedness under the Senior Credit Facilities), whether outstanding on the date of the Indenture or hereafter created, incurred or assumed, and any renewal, refunding, refinancing, replacement or extension thereof, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes; provided that Senior Indebtedness of the Company shall not include (i) Indebtedness of the Company to a Subsidiary of the Company,
(ii) amounts owed for goods, materials or services purchased in the ordinary course of business, (iii) Indebtedness incurred in violation of the Indenture,
(iv) amounts payable or any other Indebtedness to employees of the Company or any Subsidiary of the Company, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) any Indebtedness of the Company that, when incurred and without regard to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to the Company,
(vii) Pari Passu or Subordinated Indebtedness of the Company, (viii) Indebtedness of the Company that is represented by Redeemable Stock, and
(ix) Indebtedness evidenced by the Notes. When used with respect to a Subsidiary Guarantor, "Senior Indebtedness" means the Obligations of a Subsidiary Guarantor with respect to Indebtedness (including all Indebtedness under the Senior Credit Facilities) of such Subsidiary Guarantor, whether outstanding on the date of the Indenture or hereafter created, incurred or assumed, and any renewal, refunding, refinancing, replacement or extension thereof, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Subsidiary Guaranties; provided that Senior Indebtedness of a Subsidiary Guarantor shall not include (i) Indebtedness of such Subsidiary Guarantor to the Company or a Subsidiary of the Company (other than Assigned Restricted Subsidiary Indebtedness), (ii) amounts owed for goods, materials or services purchased in the ordinary course of business, (iii) Indebtedness incurred in violation of the Indenture, (iv) amounts payable or any other Indebtedness to employees of the Company or any Subsidiary of the Company, (v) any liability for federal, state, local or other taxes owed or owing by such Subsidiary Guarantor, (vi) any Indebtedness of such Subsidiary Guarantor that, when incurred and without regard to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to such Subsidiary Guarantor, (vii) Pari Passu or Subordinated Indebtedness of such Subsidiary Guarantor, (viii) Indebtedness of such Subsidiary Guarantor that is represented by Redeemable Stock, and (ix) Indebtedness evidenced by the Notes and the Subsidiary Guaranties.

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

  "Significant Subsidiary" means, at any date of determination, any Subsidiary of a Person that, together with its Subsidiaries, (i) for the most recent fiscal year of such Person, accounted for more than 5% of the consolidated revenues of such Person and its Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 5% of the consolidated assets of such Person and its Subsidiaries.

  "Stated Maturity," when used with respect to any security or any installment of principal thereof or interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

  "Subordinated Indebtedness" means Indebtedness of the Company (or a Subsidiary Guarantor) that is expressly subordinated in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate).

  "Subsidiary" of a Person means (i) another Person which is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by (a) the first Person, (b) the first Person and one or more of its Subsidiaries or (c) one or more of the first Person's Subsidiaries or
(ii) another Person which is not a corporation (x) at least 50% of the ownership interest of which and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (a), (b) or (c) above.

  "Subsidiary Guarantors" means (i) as of the Issue Date, the Initial Subsidiary Guarantors, and (ii) thereafter, unless released from their Subsidiary Guaranties as permitted by the Indenture, the Initial Subsidiary Guarantors and any other Restricted Subsidiary that becomes a guarantor of the Notes in compliance with the provisions of the Indenture and executes a supplemental indenture agreeing to be bound by the terms of the Indenture.

  "Subsidiary Guaranty" means an unconditional, unsecured senior subordinated guaranty of the Notes given by any Restricted Subsidiary pursuant to the terms of the Indenture.

  "Trade Accounts Payable" means accounts payable or other obligations of the Company or any Restricted Subsidiary to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services.

  "Unrestricted Subsidiary" means (i) each Subsidiary of the Company that the Company has designated pursuant to the provision of the Indenture described under "--Certain Covenants--Restricted and Unrestricted Subsidiaries" as an Unrestricted Subsidiary and (ii) any Subsidiary of an Unrestricted Subsidiary.

  "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian, with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S.

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

Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

  "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

  "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

  "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary to the extent (i) all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (ii) such Restricted Subsidiary does substantially all of its business in one or more foreign jurisdictions and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of any such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a Wholly Owned Subsidiary.

  "Wholly Owned Subsidiary" means any Subsidiary of the Company to the extent
(i) all of the Capital Stock or other ownership interests in such Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (ii) such Subsidiary does substantially all of its business in one or more foreign jurisdictions and is required by the applicable laws and regulations of any such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Subsidiary and, by contract or otherwise, controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a Wholly Owned Subsidiary.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that the Company and the Subsidiary Guarantors will be discharged from all their obligations with respect to the Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of the Notes of money or U.S. Government Obligations, or a combination thereof, which, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (ii) since the date of the Indenture there has been a change in the applicable federal income tax law, in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur; and that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder.

  The Indenture provides that if the Company takes certain actions described below, it may omit to comply with certain covenants, including those described under "--Purchase at the Option of Holders Upon a Change of Control," "-- Certain Covenants" and in clauses (d) and (e) under the first paragraph of "-- Merger, Consolidation and Sale of Substantially All Assets," and the occurrence of certain Events of Default, which are described below in clause
(iii) (with respect to such covenants) and clauses (iv) and (v) under "-- Events of Default and Notice" will be deemed not to be or result in an Event of Default. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or a combination thereof, which, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur; and that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder. If the Company were to exercise this option and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

EVENTS OF DEFAULT AND NOTICE

  The following are summaries of Events of Default under the Indenture with respect to the Notes: (i) failure to pay any interest on the Notes when due, continued for 30 days; (ii) failure to pay principal of (or premium, if any, on) the Notes when due; (iii) failure to perform any other covenant of the Company or any Subsidiary Guarantor in the Indenture, continued for 60 days after written notice as provided in the Indenture; (iv) the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of (or premium, if any, on) or interest on any Indebtedness of the Company (other than the Notes) or any Restricted Subsidiary for money borrowed when due (whether resulting from maturity, acceleration, mandatory redemption or otherwise), or any other default causing acceleration of any Indebtedness of the Company or any Restricted Subsidiary for money borrowed, provided that the aggregate principal amount of such Indebtedness shall exceed $5.0 million; (v) one or more final judgments or orders by a court of competent jurisdiction are entered against the Company or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount outstanding at any time in excess of $5.0 million and such judgments or orders are not discharged, waived, stayed, satisfied or bonded for a period of 60 consecutive days; (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company, or any Restricted Subsidiary that, together with its Subsidiaries, (a) accounted for more than 5% of the consolidated revenues of the Company and its Restricted Subsidiaries, taken as a whole, for the most recently completed fiscal year of the Company, or (b) was the owner of more than 5% of the consolidated assets of the Company and its Restricted Subsidiaries, taken as a whole, at the end of such fiscal year, all as shown in the case of (a) and (b) on the consolidated financial statements of the Company and its Restricted Subsidiaries for such fiscal year; or (vii) a Subsidiary Guaranty ceases to be in full force and effect

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

(other than in accordance with the terms of the Indenture and such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

  The Indenture provides that if an Event of Default (other than an Event of Default described in clause (vi) above) with respect to the Notes at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (vi) above with respect to the Notes at the time outstanding shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of at least a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture.

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

  No Holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding and has not received from the Holders of at least a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder of Notes for the enforcement of payment of the principal of or any premium or interest on such Notes on or after the applicable due date specified in such Notes.

MODIFICATION OF THE INDENTURE; WAIVER

  The Indenture provides that modifications and amendments of the Indenture may be made by the Company, the Subsidiary Guarantors and the Trustee without the consent of any Holders of Notes in certain limited circumstances, including (i) to cure any ambiguity, omission, defect or inconsistency, (ii) to provide for the assumption of the obligations of the Company under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole and certain other events specified in the provisions of the Indenture described under "--Merger, Consolidation and Sale of Substantially All Assets," (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iv) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the 1939 Act, (v) to make any change that does not adversely affect the rights of any Holder of Notes in any material respect, (vi) to add or remove Subsidiary Guarantors pursuant to the procedure set forth in the Indenture and (vii) certain other modifications and amendments as set forth in the Indenture.

  The Indenture contains provisions permitting the Company, the Subsidiary Guarantors and the Trustee, with the written consent of the Holders of not less than a majority in aggregate principal

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

amount of the outstanding Notes, to execute supplemental indentures or amendments adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of the Notes, except that no such supplemental indenture, amendment or waiver may, without the consent of all the Holders of outstanding Notes, among other things, (i) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or change the time for payment of interest on any Notes, (iii) change the currency in which any amount due in respect of the Notes is payable, (iv) reduce the principal of or any premium on or change the Stated Maturity of any Notes or alter the redemption or repurchase provisions with respect thereto, (v) reduce the relative ranking of any Notes, (vi) release any security that may have been granted to the Trustee in respect of the Notes (except as contemplated in the documents under which such security was granted to the Trustee) or (vii) make certain other significant amendments or modifications as specified in the Indenture.

  The Holders of at least a majority in principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of at least a majority in principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holders of each outstanding Note.

NOTICES

  Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

GOVERNING LAW

  The Indenture and the Notes are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of law.

TRUSTEE

  Texas Commerce Bank National Association is the initial Trustee under the Indenture. The Trustee maintains normal banking relationships with the Company and its Subsidiaries and may perform certain services for and transact other business with the Company and its Subsidiaries from time to time in the ordinary course of business. Texas Commerce Bank National Association is also serving as the Exchange Agent for the Exchange Offer.

                     DESCRIPTION OF THE OUTSTANDING NOTES

  The terms of the Outstanding Notes are identical in all material respects to the Exchange Notes, except that the Outstanding Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain registration rights under the Registration Agreement (which rights terminate upon the consummation of the Exchange Offer, except under limited circumstances) (see "Description of the Exchange Notes-- Registration Agreement"). In addition, the Outstanding Notes provide that if
(i) by July 21, 1997, neither an exchange offer registration statement nor a resale shelf registration statement has been filed, (ii) by September 18, 1997, neither an exchange offer registration statement has been declared effective nor a resale shelf registration statement has been filed, (iii) by October 20, 1997, neither an exchange offer has been consummated nor a resale shelf registration statement has been declared effective or (iv) either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain

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

exceptions) in connection with resales of Outstanding Notes during periods specified in the Registration Agreement (each such event referred to in clauses (i) through (iv), a "Registration Default"), interest ("Special Interest") will accrue on the Outstanding Notes (in addition to the stated interest on the Outstanding Notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Special Interest will accrue at a rate of 0.5% per annum during the 90-day period immediately following the occurrence of any Registration Default and shall increase by 0.25% per annum with respect to each subsequent 90-day period, but in no event shall such rate exceed 1.50% per annum. The Exchange Notes are not entitled to any such Special Interest (subject to certain limited exceptions). The Outstanding Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. See "Description of the Exchange Notes."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary describes certain United States federal income tax consequences generally applicable to a holder that exchanges Outstanding Notes for Exchange Notes pursuant to the Exchange Offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary deals (i) only with holders ("Holders") that hold Outstanding Notes and will hold Exchange Notes received therefor as "capital assets" (within the meaning of Section 1221 of the Code) and (ii) primarily with Holders that are citizens or residents of the United States, or any state thereof, or a corporation or other entity created or organized under the laws of the United States, or any political subdivision thereof, an estate the income of which is subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the Notes, or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust ("U.S. Holders"). This summary does not address tax considerations arising under the laws of any foreign, state or local jurisdiction or applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" or other integrated investment transaction for tax purposes. The Company has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

  INVESTORS CONSIDERING THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THE EXCHANGE OFFER AND THEIR OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

THE EXCHANGE OFFER

  Pursuant to recently issued Treasury Regulations, the exchange of Outstanding Notes for Exchange Notes pursuant to the Exchange Offer should not constitute a significant modification of the terms of the Notes and, accordingly, such exchange should not be treated as a taxable event for federal income tax purposes. Therefore, such exchange should have no federal income tax consequences to U.S. Holders of Outstanding Notes, and each U.S. Holder of Exchange Notes will

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

continue to be required to include interest on the Exchange Notes in its gross income in accordance with its method of accounting for federal income tax purposes.

PAYMENT OF INTEREST AND SPECIAL INTEREST

  Interest on an Outstanding Note or Exchange Note generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. The Outstanding Notes were treated by the Company as issued without original issue discount ("OID") within the meaning of the Code. Had the Company failed to effect the Exchange Offer on a timely basis, Special Interest would have accrued on the Outstanding Notes. Because the Company determined that, when the Outstanding Notes were issued, there was only a remote possibility that events would occur which would cause the Special Interest to accrue on the Outstanding Notes, the Company determined that the Special Interest should not be taken into account in concluding that the Outstanding Notes were issued without OID.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

  Subject to the discussion of the Exchange Offer above, upon the sale, exchange or redemption of an Outstanding Note or Exchange Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income or market discount not previously included in income which is taxable as ordinary income) and (ii) such U.S. Holder's adjusted tax basis in the Outstanding Note or Exchange Note. A U.S. Holder's adjusted tax basis in an Outstanding Note or Exchange Note generally will equal the cost of the Outstanding Note or Exchange Note to such U.S. Holder increased by the amount of interest income on the Outstanding Note or Exchange Note previously taken into income by the U.S. Holder but not yet received by the U.S. Holder and by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any bond premium amortized by the U.S. Holder with respect to the Outstanding Notes or Exchange Notes and by any principal payments on the Outstanding Notes or Exchange Notes. Gain or loss realized by a U.S. Holder on the sale, exchange, redemption or other disposition of an Outstanding Note or an Exchange Note generally will be long-term capital gain or loss if the U.S. Holder's holding period in the Outstanding Note or Exchange Note is more than one year at the time of disposition (subject to the market discount rules discussed below).

AMORTIZABLE BOND PREMIUM

  Generally, the excess of a U.S. Holder's tax basis in an Outstanding Note or Exchange Note over the amount payable at maturity is bond premium that the U.S. Holder may elect to amortize under Section 171 of the Code on a yield to maturity basis over the period from the U.S. Holder's acquisition date to the maturity date of the Outstanding Note or Exchange Note. The amortizable bond premium is treated as an offset to interest income on the Outstanding Note or Exchange Note for United States federal income tax purposes. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the Outstanding Note or Exchange Note by the deductions allowable for amortizable bond premium. An election to amortize bond premium is revocable only with the consent of the IRS and applies to all obligations owned or acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies.

  An Outstanding Note or Exchange Note may be called or submitted for redemption at a premium prior to maturity. See "Description of the Exchange Notes--Optional Redemption." An earlier call date is treated as the maturity date of the Outstanding Note or Exchange Note and the amount of bond premium is determined by treating the amount payable on such call date as the amount payable at maturity, if such a calculation produces a smaller bond premium than the method described in the preceding paragraph. If a U.S. Holder is required to amortize and deduct the bond premium by reference to a certain call date, the Outstanding Note or Exchange Note will be treated as maturing on that date for the amount then payable. If the Outstanding Note or Exchange Note is not redeemed on that call date, the Outstanding Note or Exchange Note will be treated as reissued on that date for the amount of the call price on that date. If an Outstanding Note or Exchange Note purchased at a premium is redeemed prior to its maturity, a U.S. Holder who has elected to deduct the bond premium may be permitted to deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of the redemption.

MARKET DISCOUNT

  The resale of Outstanding Notes or Exchange Notes may be affected by the market discount provisions of the Code. A U.S. Holder has market discount if an Outstanding Note or Exchange Note is purchased (other than at original issue) at an amount below the stated redemption price at maturity of the Outstanding Note or Exchange Note. A de minimis amount of market discount is ignored. A U.S. Holder of an Outstanding Note or Exchange Note with market discount must either elect to include market discount in income as it accrues or treat a portion of the gain recognized on the disposition or retirement of the Outstanding Note or Exchange Note as ordinary income. The amount of gain treated as ordinary income would equal the lesser of (i) the gain recognized (or the appreciation, in the case of a nontaxable transaction such as a gift) or (ii) the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) while the Outstanding Note or Exchange Note was held by the U.S. Holder.

  A U.S. Holder who acquires an Outstanding Note or Exchange Note at a market discount also may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Outstanding Note or Exchange Note until the U.S. Holder disposes of the Outstanding Note or Exchange Note in a taxable transaction. Moreover, to the extent of any accrued market discount on such Outstanding Note or Exchange Note, any partial principal payment with respect to an Outstanding Note or Exchange Note will be includible as ordinary income upon receipt, as will the fair market value of the Outstanding Note or Exchange Note on certain otherwise non-taxable transfers (such as gifts).

  A U.S. Holder of Outstanding Notes or Exchange Notes acquired at a market discount may elect for United States federal income tax purposes to include market discount in gross income as the discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a U.S. Holder of Outstanding Notes or Exchange Notes makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments and on any partial principal payment with respect to the Outstanding Notes or Exchange Notes, and the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

NON-U.S. HOLDERS

  Under present United States federal income and estate tax law and subject to the discussion of backup withholding below:

    (a) Payments of interest on the Outstanding Notes or the Exchange Notes by the Company or any agent of the Company to any holder of an Outstanding Note or an Exchange Note that is not a U.S. Holder (a "Non-U.S. Holder") will not be subject to United States federal withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-U.S. Holder and provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership; (iii) either (A) the beneficial owner of the Outstanding Notes or the Exchange Notes certifies (by submitting to the Company or its agent a Form W-8 (or a suitable substitute form)) in compliance with applicable laws and regulations to the Company or its agent, under penalties of perjury, that it is not a "United States person" as defined in the Code and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Outstanding Notes on behalf of the beneficial owner and provides a statement to the Company or its agent in which it certifies that a Form W-8 (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; and (iv) the Non-U.S. Holder is not a bank which acquired the Outstanding Notes or Exchange Notes in consideration for an extension of credit made pursuant to a loan agreement entered into the ordinary course of business. A Non-U.S. Holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable income tax treaties, which may include different rules.

    (b) A Non-U.S. Holder will generally not be subject to United States federal withholding tax on gain realized on the sale, exchange or redemption of an Outstanding Note or an Exchange Note unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition or
  (iii) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates. If the Company is a "United States real property holding corporation" within the meaning of the Code, a Non-U.S. Holder may be subject to United States federal income tax with respect to gain realized on the disposition, which tax may be required to be withheld. The amount withheld in accordance with these rules will be creditable against the Non-U.S. Holder's United States federal income tax liability and may entitle the Non-U.S. Holder to a refund upon furnishing the required information to the IRS. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

    (c) An Outstanding Note or an Exchange Note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if, at the time of such death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the Outstanding Notes or the Exchange Notes would not have been effectively connected with the conduct of a trade or business by the individual in the United States.

  Recently proposed Treasury regulations that would be effective January 1, 1998, provide for several alternative methods for Non-U.S. Holders or "qualified intermediaries" who hold the Outstanding Notes or the Exchange Notes on behalf of Non-U.S. Holders to obtain an exemption from withholding on interest payments. The proposed Treasury regulations also would require, in the case of Outstanding Notes or Exchange Notes held by a foreign partnership, that (i) the certification described in clause (a) (iii) of the preceding paragraph be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information to the payor, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. There can be no assurance as to whether the proposed Treasury regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

  Except to the extent that an applicable treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even through such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. Holder delivers a properly executed IRS Form 4224 to the payor.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  In general, information reporting requirements may apply to principal and interest payments on an Outstanding Note or Exchange Note and to payments of the proceeds of the sale of an Outstanding Note or Exchange Note. A 31% backup withholding tax may apply to such payments unless the Holder (i) is a corporation, Non-U.S. Holder or comes within certain other exempt categories and, when required, demonstrates its exemption, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder of an Outstanding Note or Exchange Note who does not provide the Company with the Holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax, provided that the required information is furnished to the IRS.

                             PLAN OF DISTRIBUTION

  Based on interpretations of the staff of the Division of Corporation Finance of the SEC set forth in no-action letters issued to third parties, the Company believes that, except as described below, Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the respective holders thereof without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that (i) such Exchange Notes are acquired in the ordinary course of such holder's business and (ii) such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes. A holder of Outstanding Notes that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or that is a broker-dealer that purchased Outstanding Notes from the Company to resell pursuant to an exemption from registration under the Securities Act (a) cannot rely on such interpretations by the staff of the Division of Corporation Finance of the SEC, (b) will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Outstanding Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, any holder who tenders Outstanding Notes in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretations by the staff of the Division of Corporation Finance of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing selling security holders information required by Item 507 of Regulation S-K under the Securities Act. To date, the staff of the Division of Corporation Finance of the SEC has taken the position that a broker-dealer that has acquired securities in exchange for securities that were acquired by such broker-dealer as a result of market-making activities or other trading activities may fulfill the prospectus delivery requirements with the prospectus contained in an exchange offer registration statement.

  Each holder of Outstanding Notes who wishes to exchange its Outstanding Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company set forth in "The Exchange Offer-- Acceptance for Exchange and Issuance of Exchange Notes."

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. This Prospectus may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that, for a period of up to 90 days after the consummation of the Exchange Offer, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Risk Factors--Lack of Public Market" and "The Exchange Offer--Resales of Exchange Notes."

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit from any such resale of Exchange Notes and any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  Subject to certain provisions set forth in the Registration Agreement, for a period of 90 days after the date the Exchange Offer is consummated, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay the expenses incident to the Exchange Offer, other than any discounts or commissions incurred upon the sale of the Notes. The Company will indemnify each Participating Broker-Dealer selling Exchange Notes during a period not to exceed 90 days after the consummation of the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed with the Initial Purchasers not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by the Company (other than the Notes) for a period expiring on October 18, 1997, without the prior written consent of Salomon Brothers Inc.

                                 LEGAL MATTERS

  The validity of the Exchange Notes issued pursuant to the Exchange Offer will be passed upon for the Company by Thompson & Knight, A Professional Corporation, Dallas, Texas.

                                    EXPERTS

  The Company's audited Consolidated Financial Statements at December 31, 1996, 1995 and 1994, included in this Prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing herein.

  The information set forth in this Prospectus relating to the Company's proved reserves, estimated future net revenues and Present Values is taken from the respective reports of DeGolyer and MacNaughton (with respect to the Company's United States properties) and Gilbert Lausten Jung Associates Ltd. (with respect to the Company's Canadian properties), each of which is a firm of independent petroleum engineers.

                             AVAILABLE INFORMATION

  The Company is currently subject to the periodic reporting and other informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information. The Company's common stock is listed on the New York Stock Exchange. Reports, proxy and information statements and other information relating to the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, for so long as any of the Outstanding Notes remains outstanding, the Company and the Subsidiary Guarantors have agreed to make available to any prospective purchaser of the Outstanding Notes or beneficial owner of the Outstanding Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act. Any such request should be directed to The Wiser Oil Company, 8115 Preston Road, Suite 400, Dallas, Texas 75225, Attention: Corporate Secretary, Telephone (214) 265-0080.

  This Prospectus constitutes a part of a registration statement on Form S-4 (the "Registration Statement") filed by the Company and the Initial Subsidiary Guarantors with the SEC under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Notes. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to a copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended December 31, 1996, Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, Current Report on Form 8-K filed with the SEC on May 28, 1997 (Date of Event: May 22,
1997) and definitive Proxy Statement relating to its 1997 annual meeting of stockholders are incorporated by reference in this Prospectus. All documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents unless the exhibits are specifically incorporated by reference in this Prospectus). Written or oral requests for such copies should be directed to The Wiser Oil Company, 8115 Preston Road, Suite 400, Dallas, Texas 75225, Attention: Corporate Secretary, Telephone
(214) 265-0080.

                         GLOSSARY OF OIL AND GAS TERMS

  The following are abbreviations and definitions of terms commonly used in the oil and gas industry that are used in this Prospectus.

  "BBL" means a barrel of 42 U.S. gallons.

  "BCF" means billion cubic feet.

  "BOE" means barrels of oil equivalent, converting volumes of natural gas to oil equivalent volumes using a ratio of six Mcf of natural gas to one Bbl of oil.

  "COMPLETION" means the installation of permanent equipment for the production of oil or gas.

  "DEVELOPMENT WELL" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

  "DRY HOLE" OR "DRY WELL" means a well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

  "EXPLORATORY WELL" means a well drilled to find and produce oil or gas reserves not classified as proved, to find a new production reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

  "FARM-IN" means an agreement pursuant to which the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in."

  "GROSS" when used with respect to acres or wells, refers to the total acres or wells in which the Company has a working interest.

  "INFILL DRILLING" means drilling of an additional well or wells provided for by an existing spacing order to more adequately drain a reservoir.

  "MBBL" means thousand Bbls.

  "MBOE" means thousand BOE.

  "MCF" means thousand cubic feet.

  "MMBOE" means million BOE.

  "MMBTU" means one million British Thermal Units. British Thermal Unit means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

  "MMCF" means million cubic feet.

  "NET" when used with respect to acres or wells, refers to gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

  "NET PRODUCTION" means production that is owned by the Company less royalties and production due others.

  "NGL" means natural gas liquid.

  "OPERATOR" means the individual or company responsible for the exploration, development and production of an oil or gas well or lease.

  "PRESENT VALUE" when used with respect to oil and gas reserves, means the estimated future gross revenues to be generated from the production of proved reserves calculated in accordance with the guidelines of the SEC, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation (except to the extent a contract specifically provides otherwise), without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

  "PRODUCTIVE WELLS" OR "PRODUCING WELLS" consist of producing wells and wells capable of production, including wells waiting on pipeline connections.

  "PROVED DEVELOPED RESERVES" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

  "PROVED RESERVES" means the estimated quantities of crude oil, natural gas and NGLs which upon analysis of geological and engineering data appear with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

    (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
  (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

    (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and NGLs, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors;
  (C) crude oil, natural gas, and NGLs, that may occur in undrilled prospects; and (D) crude oil, natural gas and NGLs that may be recovered from oil shales, coal, gilsonite and other such resources.

  "PROVED UNDEVELOPED RESERVES" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

  "RECOMPLETION" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

  "RESERVES" means proved reserves.

  "RESERVOIR" means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

  "ROYALTY" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

  "2-D SEISMIC" means an advanced technology method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

  "3-D SEISMIC" means an advanced technology method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

  "STEP-OUT WELL" means a well drilled adjacent to a proven well but located in an unproven area; a well drilled as a "step-out" from a proven territory in an effort to ascertain the extent and boundaries of a producing formation.

  "WORKING INTEREST" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will generally be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties.

  "WORKOVER" means operations on a producing well to restore or increase production.

                             THE WISER OIL COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... F-2
Consolidated Statements of Income and Retained Earnings.................... F-3
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Cash Flows...................................... F-5
Notes to Consolidated Financial Statements................................. F-6

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of The Wiser Oil Company:

  We have audited the accompanying consolidated balance sheets of The Wiser Oil Company (a Delaware corporation) and subsidiaries as of December 31, 1996, 1995 and 1994 and the related consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Wiser Oil Company and subsidiaries as of December 31, 1996, 1995 and 1994 and the results of their operations and their cash flows in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, during 1995, the Company changed its method of accounting for the impairment of long-lived assets.

                                          ARTHUR ANDERSEN LLP

Dallas, Texas,
February 18, 1997

                             THE WISER OIL COMPANY

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

              AND THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                      SIX MONTHS
                                    ENDED JUNE 30,    YEAR ENDED DECEMBER 31,
                                    ----------------  -------------------------
                                     1997     1996     1996     1995     1994
                                    -------  -------  -------  -------  -------
                                      (UNAUDITED)
                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
  Oil and gas sales...............  $39,269  $32,473  $72,012  $54,400  $53,559
  Dividends and interest..........      457      398      683    1,241    1,641
  Marketable security sales
   gains..........................    1,813    6,832   12,977   13,101    7,475
  Other...........................    1,860      227    1,017    2,939    2,681
                                    -------  -------  -------  -------  -------
                                     43,399   39,930   86,689   71,681   65,356
                                    -------  -------  -------  -------  -------
Costs and Expenses:
  Production and operating........   13,561   11,491   23,970   20,690   22,313
  Purchased natural gas...........      773      642    1,462      727      759
  Depreciation, depletion and am-
   ortization.....................   11,010    9,850   19,653   19,778   18,313
  Property impairments............      --    12,112   12,112    4,893      --
  Exploration.....................    4,139    2,196    4,176    5,801    4,130
  General and administrative......    4,931    4,940    9,364    8,193    6,502
  Interest expense................    3,355    2,728    5,452    5,618    3,907
                                    -------  -------  -------  -------  -------
                                     37,769   43,959   76,189   65,700   55,924
                                    -------  -------  -------  -------  -------
Income (Loss) Before Income Tax-
 es...............................    5,630   (4,029)  10,500    5,981    9,432
Income Tax Expense (Benefit)......    1,433     (173)   4,072    3,788      444
                                    -------  -------  -------  -------  -------
NET INCOME (LOSS).................    4,197   (3,856)   6,428    2,193    8,988
Retained Earnings, beginning of
 period...........................   66,385   61,030   61,030   62,414   57,002
Dividends Paid....................     (537)    (536)  (1,073)  (3,577)  (3,576)
                                    -------  -------  -------  -------  -------
Retained Earnings, end of period..  $70,045  $56,638  $66,385  $61,030  $62,414
                                    =======  =======  =======  =======  =======
Average Outstanding Shares........    8,950    8,939    8,954    8,939    8,941
                                    =======  =======  =======  =======  =======
Earnings (Loss) Per Share.........  $   .47  $  (.43) $   .72  $   .25  $  1.01
                                    =======  =======  =======  =======  =======
Cash Dividends Per Share..........  $   .06  $   .06  $   .12  $   .40  $   .40
                                    =======  =======  =======  =======  =======


   The accompanying notes are an integral part of these financial statements.

                             THE WISER OIL COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                         DECEMBER 31,
                                      JUNE 30,   ------------------------------
                                        1997       1996       1995       1994
                                     ----------- ---------  ---------  --------
                                     (UNAUDITED)
                                                  (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents........   $  28,110  $   5,870  $   1,397  $  2,714
  Accounts receivable..............      10,581     14,091     10,426    10,900
  Inventories......................       1,756      1,289      1,517     1,144
  Prepaid expenses.................         528        473        833       852
                                      ---------  ---------  ---------  --------
    Total current assets...........      40,975     21,723     14,173    15,610
                                      ---------  ---------  ---------  --------
Marketable Securities..............       6,075      7,176     19,592    27,337
Property, Plant and Equipment, at
 cost:
  Oil and gas properties
   (successful efforts method).....     319,885    306,716    265,692   250,156
  Other properties.................       5,062      4,974      4,422     5,443
                                      ---------  ---------  ---------  --------
                                        324,947    311,690    270,114   255,599
  Accumulated depreciation and de-
   pletion.........................    (120,705)  (131,972)  (101,025)  (88,228)
                                      ---------  ---------  ---------  --------
Net Property, Plant and Equipment..     204,242    179,718    169,089   167,371
Other Assets.......................       4,151        --         553       473
                                      ---------  ---------  ---------  --------
                                      $ 255,443  $ 208,617  $ 203,407  $210,791
                                      =========  =========  =========  ========
LIABILITIES AND STOCKHOLDERS' EQ-
 UITY
Current Liabilities:
  Accounts payable.................   $  11,168  $  14,996  $  10,143  $  9,562
  Accrued income taxes.............       2,215      1,697      1,527     1,518
  Accrued liabilities..............       2,682      1,537      1,449     2,139
  Current portion of long term
   debt............................         --         --          20        78
                                      ---------  ---------  ---------  --------
    Total current liabilities......      16,065     18,230     13,139    13,297
                                      ---------  ---------  ---------  --------
Long Term Debt.....................     124,261     78,654     74,171    78,013
Deferred Benefit Cost..............       1,531      1,496      1,120     1,052
Deferred Income Taxes..............      11,113     10,975     12,699    13,002
Other Long Term Liabilities........         --         --       1,146       --
Stockholders' Equity:
  Common stock--$3 par value
   20,000,000 shares
   authorized; 9,126,294 shares is-
   sued at June 30, 1997 and
   9,115,572 shares issued at De-
   cember 31, 1996, 1995 and 1994,
   respectively; 8,950,090 shares
   outstanding at June 30, 1997 and
   8,939,368 shares outstanding at
   December 31, 1996, 1995 and
   1994, respectively..............      27,379     27,347     27,347    27,347
  Paid-in capital..................       3,208      3,078      3,078     3,078
  Retained earnings................      70,045     66,385     61,030    62,414
  Marketable securities valuation
   adjustment......................       3,728      4,328     11,684    16,013
  Foreign currency translation.....         842        853        722      (696)
  Treasury stock; 176,204 shares,
   at cost at June 30, 1997 and
   December 31, 1996, 1995 and
   1994............................      (2,729)    (2,729)    (2,729)   (2,729)
                                      ---------  ---------  ---------  --------
    Total stockholders' equity.....     102,473     99,262    101,132   105,427
                                      ---------  ---------  ---------  --------
                                      $ 255,443  $ 208,617  $ 203,407  $210,791
                                      =========  =========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                             THE WISER OIL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

              AND THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                 SIX MONTHS
                               ENDED JUNE 30,      YEAR ENDED DECEMBER 31,
                              ------------------  ----------------------------
                                1997      1996      1996      1995      1994
                              --------  --------  --------  --------  --------
                                 (UNAUDITED)
                                             (IN THOUSANDS)
Cash Flows From Operating
 Activities:
Net income (loss)...........  $  4,197  $ (3,856) $  6,428  $  2,193  $  8,988
Adjustments to reconcile net
 income to operating cash
 flows:
  Depreciation, depletion
   and amortization.........    11,010     9,850    19,653    19,778    18,313
  Deferred income taxes.....       449    (1,031)    2,056     1,914    (1,145)
  Marketable securities &
   property sale gains......    (3,595)   (6,871)  (13,099)  (14,092)   (9,367)
  Foreign currency transla-
   tion.....................       (11)      (14)       (2)      (34)       87
  Property impairments .....       --     12,112    12,112     4,893       --
  Exploration expense.......     4,139     2,196     4,176     5,801     4,130
  Other Changes--
    Accounts receivable.....     3,510       414    (3,665)      474    (1,473)
    Inventories.............      (467)       91       228      (373)     (344)
    Prepaid expenses........       (55)       80       360        19      (204)
    Other assets............       --         32       553       (80)       11
    Accounts payable........    (3,828)      330     4,853       661     3,438
    Accrued income taxes....       518      (393)      170         9     1,516
    Accrued liabilities.....     1,145       255        88      (690)      424
    Deferred benefits cost..        35       237       376        68       (40)
                              --------  --------  --------  --------  --------
      Operating Cash Flows..    17,047    13,432    34,287    20,541    24,334
                              --------  --------  --------  --------  --------
Cash Flows From Investing
 Activities:
  Capital and exploration
   expenditures.............   (40,762)  (19,983)  (47,115)  (30,153)  (74,610)
  Proceeds from sales of
   property, plant and
   equipment................     2,945       172     1,022     1,280    13,581
  Proceeds from marketable
   security sales...........     1,929     7,416    14,035    14,492     8,250
                              --------  --------  --------  --------  --------
    Investing Cash Flows....   (35,888)  (12,395)  (32,058)  (14,381)  (52,779)
                              --------  --------  --------  --------  --------
Cash Flows From Financing
 Activities:
  Long term debt issued.....   125,000    14,454    25,508    11,170    55,600
  Payments on long term debt
   and other
   liabilities..............   (78,654)  (14,172)  (22,191)  (15,070)  (24,364)
  Debt issuance costs and
   fees.....................    (4,890)      --        --        --        --
  Common stock issued.......       162       --        --        --        --
  Dividends paid............      (537)     (536)   (1,073)   (3,577)   (3,576)
                              --------  --------  --------  --------  --------
    Financing Cash Flows....    41,081      (254)    2,244    (7,477)   27,660
                              --------  --------  --------  --------  --------
Net Increase (Decrease) In
 Cash.......................    22,240       783     4,473    (1,317)     (785)
Cash and Cash Equivalents,
 beginning of period........     5,870     1,397     1,397     2,714     3,499
                              --------  --------  --------  --------  --------
Cash and Cash Equivalents,
 end of period..............  $ 28,110  $  2,180  $  5,870  $  1,397  $  2,714
                              ========  ========  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                             THE WISER OIL COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Principles of Consolidation--The consolidated financial statements include the accounts of The Wiser Oil Company (the "Company"), a Delaware corporation, and its wholly owned subsidiaries: T.W.O.C., Inc., The Wiser Marketing Company, Maljamar Wiser Inc., Maljamar Development Partnership, L.P., and The Wiser Oil Company of Canada ("Wiser Canada"). T.W.O.C., Inc. is a Delaware holding company responsible for the management of investment activities. The Wiser Marketing Company functions as a natural gas marketer and broker. Maljamar Wiser Inc. was formed in 1995 and is a wholly owned subsidiary of the Company. It was formed in order for the Company to fund its $53,000,000 development of the Maljamar area with the use of nonrecourse debt. The Maljamar Development Partnership, L.P. was formed in 1995 for the same reason. The Company is the limited partner of the Maljamar Development Partnership, L.P. and owns 99% of the partnership. Maljamar Wiser Inc. owns 1% of the Maljamar Development Partnership, L.P. as a general partner. Wiser Canada was formed in 1994 to conduct the Company's Canadian activities. Prior to the formation of Wiser Canada, the Company's oil and gas operations were conducted primarily in the United States. Intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to conform prior years' amounts to current presentation.

  b. Risks and Uncertainties--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  c. Oil and Gas Properties--The Company is engaged in the exploration and development of oil and gas in the United States and Canada. The Company follows the "successful efforts" method of accounting for its oil and gas properties. Under this method of accounting, all costs of property acquisitions and exploratory wells are initially capitalized. If an exploratory well is unsuccessful, the capitalized costs of drilling the well, net of any salvage value, are charged to expense. The capitalized costs of unproven properties are periodically assessed to determine whether their value has been impaired, and if such impairment is indicated, a loss is recognized. Geological and geophysical costs and the costs of retaining undeveloped properties are expensed as incurred. Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon disposal, the asset and related accumulated depreciation, depletion and amortization are removed from the accounts, and any resulting gain or loss is reflected currently in income.

  Prior to 1995, the Company evaluated the carrying value of its oil and gas properties based on undiscounted future net revenues on a company wide basis. During 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed discounted future cash flows. During 1996 and 1995, the Company provided impairments of $12,112,000 and $4,893,000, respectively. Management's estimate of future cash flows is based on their estimate of reserves and prices. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

                             THE WISER OIL COMPANY

  d. Depreciation and Depletion--Depreciation and depletion of the capitalized costs of producing oil and gas properties are computed for individual properties using the units-of-production method based on total proved reserves. Depreciation of transportation, office and other properties is computed generally using the straight-line method over the estimated useful lives of these assets.

  e. Cash and Cash Equivalents--Cash equivalents generally consist of short-term investments maturing in three months or less from the date of acquisition. These investments of $3,801,000 in 1996, $504,000 in 1995 and $1,662,000 in 1994 are recorded at cost plus accrued interest, which approximates market.

  f. Inventories--Oil and gas product inventories are recorded at the average cost of production. Materials and supplies are recorded at the lower of average cost or market.

  g. Accrued Liabilities--Accrued liabilities include accrued vacation and payroll of $576,000 in 1996, $535,000 in 1995 and $519,000 in 1994.

  h. Postretirement Benefits--SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," has no significant impact on the Company. The Company has no significant liabilities for postretirement benefits, other than pensions, and has historically recognized such liabilities as they are incurred.

  i. Gas Imbalances--Gas imbalances are accounted for using the sales method. The Company's net imbalance position is not material at December 31, 1996, 1995 and 1994.

  j. Hedging Arrangements--During 1995 and 1996, the Company entered into numerous oil price collar agreements to hedge against price fluctuations during 1997. The Company is exposed to losses in the event of nonperformance by the counter parties to its hedging agreements.

  These arrangements are summarized as follows:

                                    DAILY VOLUME FLOOR PRICE  CEILING PRICE
BEGINNING DATES  ENDING DATE           (BBLS)     (PER BBL)     (PER BBL)
- ---------------  -----------        ------------ -----------  -------------
January 1, 1997  December 31, 1997     1,000       $16.00        $18.85
January 1, 1997  December 31, 1997     1,000        21.80(1)      25.55(1)
January 1, 1997  March 31, 1997        2,000        16.00         19.41
April 1, 1997    June 30, 1997         2,000        17.00         19.00
July 1, 1997     September 30, 1997    2,000        17.00         19.00

- --------
(1)Canadian Dollars

  In addition, the Company has hedged 367 barrels per day of natural gas liquids production from January 1, 1997 to March 31, 1997 at a weighted average price of $18.76 per barrel. Gains or losses from hedging transactions are recognized as oil and gas sales in the accompanying Consolidated Statements of Income and Retained Earnings as the underlying hedged production is sold. As of December 31, 1994, the Company had deferred $135,017 in net gains related to hedging activities. As of December 31, 1996 and 1995, the Company had no deferred net gains or net losses related to hedging activities. During 1996, revenues from oil and gas production were reduced $6,923,000 as a result of hedging activities. The Company did not incur any material hedging gains or losses in 1995 or 1994.

                             THE WISER OIL COMPANY

  k. Foreign Currency Translation--The functional currency of Wiser Canada is the Canadian dollar. In accordance with SFAS No. 52, "Foreign Currency Translation," Wiser Canada's financial statements have been translated from Canadian dollars to U.S. dollars with the cumulative translation adjustment gain of $853,000 for 1996, $722,000 for 1995 and a loss of $696,000 for 1994 classified in Stockholders' Equity.

2. MARKETABLE SECURITIES

  During 1993, the Company adopted the accounting procedures as established by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, marketable securities, such as those owned by the Company, are classified as available-for-sale securities and are to be reported at market value, with unrealized gains and losses, net of income taxes, excluded from earnings and reported as a separate component of stockholders' equity. The market value of these securities at December 31, 1996, 1995 and 1994 were $7,176,000, $19,592,000 and $27,337,000 respectively.

  The Company liquidated a portion of its marketable securities portfolio and recognized a pretax gain of $12,977,000, $13,101,000 and $7,475,000 for 1996,
1995 and 1994 respectively.

3. LONG TERM DEBT

  On June 23, 1994, the Company entered into a Credit Agreement with NationsBank of Texas, N.A. as agent, which provides for a term loan to Wiser Canada and a revolving credit facility to the Company. The Credit Agreement provides the Company with up to a $150 million line of credit through September 30, 2000. The amounts available for borrowing are determined under formulas related to oil and gas reserves. The Company's borrowing base at December 31, 1996 was $80,000,000. The indebtedness outstanding under the Credit Agreement is secured by a pledge of 66% of the Company's ownership interests in Wiser Canada. Available loan and interest options are base rate loans, at the bank's prime interest rate and one to six month term loans with fixed interest at either the LIBOR or CD rate plus 0.625%. The average interest rate during 1996 under the Credit Agreement was 6.04%. A 0.25% commitment fee is paid on the unused borrowing base. The Credit Agreement requires the Company to, among other things, maintain certain minimum net worth and current ratio requirements as well as certain restrictions on sales of assets, payment of dividends, incurrence of indebtedness and hedged transactions.

  On November 29, 1995, the Company entered into a credit agreement with NationsBank of Texas, N.A. as agent (the "Maljamar Credit Facility"). The Maljamar Credit Facility provides the Company with up to a $50 million nonrecourse facility to develop the expanded Maljamar project area. The amounts available for borrowing are determined under formulas related to oil and gas reserves and capital spent on the Maljamar area properties offset by net operating income from these same properties. The Company's borrowing base at December 31, 1996 was $40,000,000. Available loan and interest options are base rate loans, at the bank's prime interest rate and one to six month term loans with fixed interest at LIBOR plus 2.0%. The average interest rate during 1996 under the Maljamar Credit Facility was 7.51%. A 0.375% commitment fee is paid on the unused borrowing base. The Maljamar Credit Facility requires the Company to, among other things, maintain certain minimum collateral value requirements as well as certain restrictions on sales of assets, payment of dividends and incurrence of indebtedness. In addition, the credit agreement also requires the Company to hedge a portion of its crude oil production.

  The Company paid $4,971,000 in interest during 1996, $5,618,000 during 1995, and $3,889,000 during 1994.

                             THE WISER OIL COMPANY

  Long term debt consists of the following (in thousands):

                                                           DECEMBER 31,
                                                      ------------------------
                                                       1996    1995     1994
                                                      ------- -------  -------
Maljamar Credit Facility--7.63% and 7.94% interest
 rate at December 31, 1996 and 1995, respectively.... $20,654 $ 1,171  $   --
Credit Agreement--6.31%, 6.38% and 6.56% interest
 rate at December 31, 1996, 1995 and 1994,
 respectively .......................................  58,000  73,000   78,000
Other, at 11.00%.....................................     --       20       91
                                                      ------- -------  -------
                                                       78,654  74,191   78,091
Less current maturities..............................     --      (20)     (78)
                                                      ------- -------  -------
                                                      $78,654 $74,171  $78,013
                                                      ======= =======  =======

  The annual requirements for reduction of principal of long term debt outstanding as of December 31, 1996 are estimated as follows (in thousands):

           1997...................................... $   --
           1998......................................  20,654
           1999......................................   7,998
           2000......................................  10,664
           Thereafter................................  39,338
                                                      -------
                                                      $78,654
                                                      =======

4. PROPERTY ACQUISITIONS AND SALES

  During 1995, the Company traded some of its Permian Basin properties for properties located mainly in New Mexico (The Skelly Unit) and West Virginia. The acquisition of these properties was accounted for as an exchange of similar assets. As a result of these trades, Wiser's total proved reserves as of December 31, 1995 increased by 5,846,000 BOE.

  On June 24, 1994, the Company acquired the Eagle Properties, which consist of certain oil and gas properties located in Alberta, Canada, for $52 million dollars. The purchase was funded through the Company's Credit Agreement, see
Note 3, and with existing cash and cash equivalents. The purchase method of accounting was followed.

  Unaudited pro forma results of operations, as if the 1994 acquisition of the Eagle Properties took place at January 1, 1994, are as follows (in thousands):

                                                      1994(1)
                                                      -------
           Revenues.................................. $63,888
           Expenses..................................  57,341
                                                      -------
           Net Income................................ $ 6,547
                                                      =======
           Earnings per share........................ $   .73
                                                      =======

- --------
(1) The pro forma results exclude the gain of $1.9 million of property sales recognized in 1994.

                             THE WISER OIL COMPANY

5. INCOME TAXES

  The Company provides deferred income taxes for differences between the tax reporting basis and the financial reporting basis of assets and liabilities. The Company follows the accounting procedures as established by SFAS No. 109, "Accounting for Income Taxes." The Company paid $900,000 in 1996, $1,967,000 in 1995 and $0 income taxes in 1994.

  Income tax expense (benefit) for the three years ended December 31, 1996 were as follows (in thousands):

                                                           1996   1995   1994
                                                          ------ ------ -------
   Current:
     Federal............................................. $1,911 $1,607 $ 1,473
     State...............................................    105    150     116
                                                          ------ ------ -------
                                                           2,016  1,757   1,589
                                                          ------ ------ -------
   Deferred:
     Federal.............................................  1,919  1,934   1,085
     State...............................................    137     97     107
     Reversal of valuation allowance.....................    --     --   (2,337)
                                                          ------ ------ -------
                                                           2,056  2,031  (1,145)
                                                          ------ ------ -------
   Total income tax expense.............................. $4,072 $3,788 $   444
                                                          ====== ====== =======

  A reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows:

                                                            1996   1995   1994
                                                            -----  -----  -----
   Statutory federal income tax rate.......................  34.0%  34.0%  34.0%
   Statutory depletion in excess of cost basis.............  (2.0)  (1.7)  (2.2)
   Non-deductibility of foreign operating loss.............  22.6   55.4    8.6
   Reversal of tax credit valuation allowance..............   --     --   (24.8)
   State taxes net of FIT benefits.........................   1.5    1.6    2.0
   Dividends received credit...............................  (1.2)  (4.4)  (3.8)
   Nonconventional fuels credit............................ (14.6) (22.4) (14.1)
   Other, net..............................................  (1.5)   0.8    5.0
                                                            -----  -----  -----
   Effective tax rate......................................  38.8%  63.3%   4.7%
                                                            =====  =====  =====

                             THE WISER OIL COMPANY

  The deferred tax liabilities and assets for the three years ended December 31, 1996 were as follows (in thousands):

                                                       1996     1995     1994
                                                      -------  -------  -------
Deferred tax liabilities (assets):
Intangible drilling and development cost............. $12,998  $ 9,203  $ 7,052
Marketable securities valuation adjustment...........   2,229    6,015    8,241
Deferred pensions and compensation...................    (579)    (527)    (520)
Alternative minimum tax credit carryforwards.........  (2,318)  (2,429)  (2,010)
Property impairment reserve..........................  (1,767)    (277)     --
Excess property basis on Wiser Canada................  (4,051)  (3,930)  (3,978)
Valuation allowance..................................   4,600    4,479    3,978
Other................................................    (137)     165      239
                                                      -------  -------  -------
                                                      $10,975  $12,699  $13,002
                                                      =======  =======  =======

  The Company will only realize the benefits of alternative minimum tax credit carryforwards by generating future regular tax liability in excess of alternative minimum tax liability. Prior to 1994, a valuation allowance was provided due to the uncertainty of realizing these tax credits. Due to the Company's sale of a portion of its marketable securities portfolio during 1996, 1995 and 1994, and the Company's plans relating to its remaining marketable securities, the Company believes it is more likely than not that the alternative minimum tax credit carryforwards will be fully utilized. Accordingly, during 1994 the valuation allowance was reversed. As of December 31, 1996, a valuation allowance has been provided against Canadian net deferred tax assets of $4,051,000 and United States deferred tax assets of $549,000.

6. OIL AND GAS PRODUCING ACTIVITIES

  Set forth below is certain information regarding the aggregate capitalized costs of oil and gas properties and costs incurred in oil and gas property acquisitions, exploration and development activities (in thousands):

                                                  U.S.      CANADA     TOTAL
                                                ---------  --------  ---------
DECEMBER 31, 1996:
Capitalization Costs:
 Proved properties............................. $ 226,411  $ 62,937  $ 289,348
 Unproved properties...........................     9,659     7,709     17,368
                                                ---------  --------  ---------
                                                  236,070    70,646    306,716
Accumulated depreciation, depletion and
 amortization..................................  (100,016)  (29,094)  (129,110)
                                                ---------  --------  ---------
Net capitalized costs.......................... $ 136,054  $ 41,552  $ 177,606
                                                =========  ========  =========
Costs Incurred during 1996:
 Property acquisition.......................... $   1,782  $  1,054  $   2,836
 Exploration...................................       875     1,888      2,763
 Development...................................    33,994     6,230     40,224
 Gas plants....................................       408       --         408

                             THE WISER OIL COMPANY

                                                    U.S.     CANADA    TOTAL
                                                  --------  --------  --------
DECEMBER 31, 1995:
Capitalization Costs:
 Proved properties............................... $191,567  $ 56,427  $247,994
 Unproved properties.............................   10,110     7,588    17,698
                                                  --------  --------  --------
                                                   201,677    64,015   265,692
Accumulated depreciation, depletion and
 amortization....................................  (81,561)  (16,766)  (98,327)
                                                  --------  --------  --------
Net capitalized costs............................ $120,116  $ 47,249  $167,365
                                                  ========  ========  ========
Costs Incurred during 1995:
 Property acquisition............................ $  3,027  $  3,210  $  6,237
 Exploration.....................................    2,753     2,270     5,023
 Development.....................................   12,477     4,123    16,600
 Gas plants......................................    3,192       --      3,192
DECEMBER 31, 1994:
Capitalization Costs:
 Proved properties............................... $183,978  $ 47,629  $231,607
 Unproved properties.............................   11,427     7,122    18,549
                                                  --------  --------  --------
                                                   195,405    54,751   250,156
Accumulated depreciation, depletion and
 amortization....................................  (80,189)   (3,555)  (83,744)
                                                  --------  --------  --------
Net capitalized costs............................ $115,216  $ 51,196  $166,412
                                                  ========  ========  ========
Costs Incurred during 1994:
 Property acquisition............................ $  2,544  $ 52,988  $ 55,532
 Exploration.....................................    2,036     2,057     4,093
 Development.....................................   11,059     1,727    12,786
 Gas plants......................................      775       --        775

7. EMPLOYEE PENSION PLAN

  The Company has a noncontributory defined benefit pension plan, which covers substantially all full-time employees. Plan participants become fully vested after five years of continuous service. The retirement benefit formula is based on the employee's earnings, length of service and age at retirement. Contributions required to fund plan benefits are determined according to the Projected Unit Credit Method. The assets of the plan are primarily invested in equity and debt securities.

  The net periodic pension costs were determined as follows (in thousands):

                                                         1996     1995    1994
                                                        -------  -------  -----
Current service cost................................... $   381  $   368  $ 362
Interest cost on projected benefit obligation..........     824      802    779
Actual return on assets................................   1,890   (1,575)   (37)
Net amortization and deferral..........................  (2,652)     932   (648)
                                                        -------  -------  -----
Net periodic pension cost.............................. $   443  $   527  $ 456
                                                        =======  =======  =====

                             THE WISER OIL COMPANY

  The principal assumptions for 1996, 1995 and 1994 utilized in computing pension expense include an 8.0% discount rate and a 5.0% rate of increase in compensation levels. The assumed rate of return on plan assets was 9% for 1996 and 8.5% for 1995 and 1994. An amendment to the pension plan, effective January 1, 1993, reduced the normal retirement age from 65 years to 62 years.

  The following table presents the actuarial valuation of the plan's funded status, as of December 31 (in thousands):

                                                      1996    1995     1994
                                                     ------  -------  -------
Actuarial present value of pension benefits obliga-
 tions:
 Vested............................................. $8,155  $ 9,817  $ 9,369
 Nonvested..........................................    415      354      172
                                                     ------  -------  -------
 Accumulated........................................  8,570   10,171    9,541
 Projected salary increases.........................    751      705    1,069
                                                     ------  -------  -------
 Projected benefits obligations.....................  9,321   10,876   10,610
 Plan assets at fair value..........................  8,010   10,247    9,315
                                                     ------  -------  -------
 Plan assets less than projected benefits
  obligations....................................... $1,311  $   629  $ 1,295
                                                     ======  =======  =======
Items not yet recognized:
 Unrecognized net gain.............................. $  473  $ 1,169  $   490
 Unamortized transition amount......................    121      208      241
 Unamortized prior service cost.....................   (957)  (1,106)  (1,254)
                                                     ------  -------  -------
 Net pension liability.............................. $  948  $   900  $   772
                                                     ======  =======  =======

8. EMPLOYEE SAVINGS PLAN

  The Company has a qualified Savings Plan available to all employees. An employee may elect to have up to 15% of the employee's base monthly compensation, exclusive of other forms of special or extra compensation, withheld and placed in the Savings Plan account. On a monthly basis, the Company contributes to this account an amount equal to 50% of the employee's contribution, limited to 3% of the employee's base compensation. Company contributions to the Savings Plan were $126,000, $122,000 and $116,000, in 1996, 1995 and 1994, respectively.

                             THE WISER OIL COMPANY

9. BUSINESS SEGMENT INFORMATION

  The Company operates in one industry segment, the exploration for and production of reserves of oil and gas, with sales made to domestic and Canadian energy customers.

  The following table summarizes the activity of the Company by geographic area for 1996, 1995 and 1994.

                                                      U.S.    CANADA    TOTAL
                                                    -------- --------  --------
YEAR ENDED DECEMBER 31, 1996:
Total revenues..................................... $ 69,595 $ 17,094  $ 86,689
Cost and expenses:
 Production and operating..........................   20,288    3,682    23,970
 Purchased natural gas.............................    1,462      --      1,462
 Exploration.......................................    1,837    2,339     4,176
 Depreciation, depletion and amortization..........   11,783    7,870    19,653
 Property impairments..............................    7,276    4,836    12,112
 Other operating ..................................    9,475    5,341    14,816
                                                    -------- --------  --------
                                                      52,121   24,068    76,189
                                                    -------- --------  --------
Pretax income (loss)...............................   17,474   (6,974)   10,500
Income tax expense.................................    4,072      --      4,072
                                                    -------- --------  --------
Results of operations.............................. $ 13,402 $ (6,974) $  6,428
                                                    ======== ========  ========
Identifiable assets................................ $161,687 $ 46,930  $208,617
                                                    ======== ========  ========
YEAR ENDED DECEMBER 31, 1995:
Total revenues..................................... $ 57,839 $ 13,842  $ 71,681
Cost and expenses:
 Production and operating..........................   17,555    3,135    20,690
 Purchased natural gas.............................      727      --        727
 Abandonments......................................    4,173    1,628     5,801
 Exploration.......................................   11,418    8,360    19,778
 Depreciation, depletion and amortization..........      --     4,893     4,893
 Other operating...................................    8,250    5,561    13,811
                                                    -------- --------  --------
                                                      42,123   23,577    65,700
                                                    -------- --------  --------
Pretax income (loss)...............................   15,716   (9,735)    5,981
Income tax expense.................................    3,788      --      3,788
                                                    -------- --------  --------
Results of operations.............................. $ 11,928 $ (9,735) $  2,193
                                                    ======== ========  ========
Identifiable assets................................ $152,710  $50,034  $202,744
                                                    ======== ========  ========

                             THE WISER OIL COMPANY

                                                       U.S.   CANADA    TOTAL
                                                     -------- -------  --------
YEAR ENDED DECEMBER 31, 1994:
Total revenues...................................... $ 58,586 $ 6,770  $ 65,356
Cost and expenses:
 Production and operating...........................   20,598   1,715    22,313
 Purchased natural gas..............................      759     --        759
 Exploration........................................    2,757   1,373     4,130
 Depreciation, depletion and amortization...........   14,737   3,576    18,313
 Other operating ...................................    7,921   2,488    10,409
                                                     -------- -------  --------
                                                       46,772   9,152    55,924
                                                     -------- -------  --------
Pretax income (loss)................................   11,814  (2,382)    9,432
Income tax expense..................................      444     --        444
                                                     -------- -------  --------
Results of operations............................... $ 11,370 $(2,382) $  8,988
                                                     ======== =======  ========
Identifiable assets................................. $157,498 $54,075  $211,573
                                                     ======== =======  ========

  Annually, four or five of the Company's purchasers of oil and gas individually account for 10% to 35% of gross revenues. In Canada, one purchaser accounts for approximately 75% of Wiser Canada's sales. However, due to the nature of the oil and gas industry, the Company is not dependent upon any of these purchasers. The loss of any major purchaser would not have a material adverse impact on the Company's business.

10. STOCK OPTION PLANS

  SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. During 1996, the Company adopted the disclosure provisions of SFAS No. 123. The Company continues to apply the accounting provisions of APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  The Company has two stock option plans, the 1991 Stock Incentive Plan ("1991 Incentive Plan") and the 1991 Non-Employee Directors' Stock Option Plan ("1991 Directors' Plan"). The 1991 Incentive Plan provides for the issuance of ten year options with a variable vesting period and a grant price equal to fair market value. The 1991 Directors' Plan provides for the issuance of five year options with a six month vesting period and a grant price equal to or above market value.

                             THE WISER OIL COMPANY

  A summary of the status of the Company's two stock option plans at December 31, 1996, 1995 and 1994 and changes during the years then ended follows:

                                1996               1995               1994
                          ------------------ ------------------ ----------------
                                    EXERCISE           EXERCISE         EXERCISE
                           SHARES   PRICE(1)  SHARES   PRICE(1) SHARES  PRICE(1)
                          --------  -------- --------  -------- ------- --------
Outstanding at beginning
 of year................   254,500   $16.88   253,500   $17.20   95,750  $15.95
Granted.................   647,250    14.35    16,000    13.81  157,750   17.36
Exercised...............       --       --        --       --       --      --
Expired and cancelled...   (22,250)   16.88   (15,000)   17.36      --      --
                          --------   ------  --------   ------  -------  ------
Outstanding at end of
 year...................   879,500   $15.02   254,500   $16.88  253,500  $17.20
                          ========   ======  ========   ======  =======  ======
Exercisable at end of
 year...................   145,650   $16.47    56,725   $16.59   60,000  $16.70
                          ========   ======  ========   ======  =======  ======
Fair value of options
 granted(1).............  $   4.30           $   4.08
                          ========           ========

- --------
(1) Weighted average per option granted.

  657,500 of the 879,500 options outstanding at December 31, 1996 have exercise prices between $11 and $15, with a weighted average exercise price of $14.35 and a weighted average remaining contractual life of 9.6 years. 14,500 of these options are currently exercisable with a weighted average exercise price of $13.70. The remaining 222,000 options have exercise prices between $15 and $19, with a weighted average exercise price of $17.02 and a weighted average contractual life of 6.6 years. 131,150 of these options are currently exercisable with a weighted average exercise price of $16.78.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995 for both the 1991 Incentive Plan and the 1991 Directors' Plan:

                                                                   1996   1995
                                                                   -----  -----
       Risk free interest rate....................................  6.36%  6.01%
       Expected dividend yields...................................   .84%   .87%
       Expected lives, in years...................................  4.85   5.00
       Expected volatility........................................ 22.22% 22.05%

  Had compensation cost been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                   1996   1995
                                                                  ------ ------
       Net income--as reported (in thousands).................... $6,428 $2,193
       Net income--pro forma (in thousands)......................  5,576  2,179
       Earnings per share--as reported........................... $  .72 $  .25
       Earnings per share--pro forma.............................    .62    .24

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

11. PREFERRED STOCK

  In addition to Common Stock, the Company is authorized to issue 300,000 shares of Preferred Stock with a par value of $10 per share, none of which has been issued.

                             THE WISER OIL COMPANY
                      SUPPLEMENTAL FINANCIAL INFORMATION
       FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (UNAUDITED)

  The following pages include unaudited supplemental financial information as currently required by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board.

12. OIL AND GAS RESERVES

ESTIMATED QUANTITIES OF OIL AND GAS RESERVES (UNAUDITED)

  Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which upon analysis of geological and engineering data appear with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and under existing operating conditions.

  The estimation of reserves requires substantial judgment on the part of petroleum engineers and may result in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available and that revisions in these estimates could be significant.

  Following is a reconciliation of the Company's estimated net quantities of proved oil and gas reserves, as estimated by independent petroleum consultants.

                                    OIL (MBBLS)              GAS (MMCF)
                               ----------------------  ------------------------
                                U.S.   CANADA  TOTAL    U.S.    CANADA   TOTAL
                               ------  ------  ------  -------  ------  -------
Balance December 31, 1993..... 21,242    --    21,242  103,317     --   103,317
  Revisions of previous
   estimates..................  1,801    --     1,801   (2,205)    --    (2,205)
  Properties sold and
   abandoned.................. (1,513)   --    (1,513)  (7,031)    --    (7,031)
  Reserves purchased in
   place......................     97  3,666    3,763      314  21,395   21,709
  Extensions, discoveries and
   other additions............    343     71      414    1,488   1,249    2,737
  Production.................. (1,957)  (320)  (2,277)  (9,335) (1,272) (10,607)
                               ------  -----   ------  -------  ------  -------
Balance December 31, 1994..... 20,013  3,417   23,430   86,548  21,372  107,920
  Revisions of previous
   estimates..................  4,322    563    4,885    4,912  (1,140)   3,772
  Properties sold and
   abandoned..................   (187)   --      (187)    (333)    --      (333)
  Reserves purchased in
   place......................  5,825    307    6,132      695   1,132    1,827
  Extensions, discoveries and
   other additions............    124    157      281    2,046   6,354    8,400
  Production.................. (1,657)  (676)  (2,333)  (8,918) (2,753) (11,671)
                               ------  -----   ------  -------  ------  -------
Balance December 31, 1995..... 28,440  3,768   32,208   84,950  24,965  109,915
  Revisions of previous
   estimates..................   (301)   (25)    (326)   2,738    (535)   2,203
  Properties sold and
   abandoned..................    (78)   --       (78)     (72)    --       (72)
  Reserves purchased in
   place......................     12    --        12       17     505      522
  Extensions, discoveries and
   other additions............  2,040    533    2,573   10,787   1,705   12,492
  Production.................. (2,033)  (744)  (2,777)  (8,874) (2,809) (11,683)
                               ------  -----   ------  -------  ------  -------
Balance December 31, 1996..... 28,080  3,532   31,612   89,546  23,831  113,377
                               ======  =====   ======  =======  ======  =======
Proved Developed Reserves:
  Balance, December 31, 1993.. 17,112    --    17,112   96,069     --    96,069
  Balance, December 31, 1994
   (1)........................ 15,950  3,209   19,159   84,715  13,655   98,370
  Balance, December 31, 1995
   (1)........................ 17,939  3,617   21,556   77,915  24,111  102,026
  Balance, December 31, 1996
   (1)........................ 24,892  3,225   28,117   80,652  22,477  103,129

- --------
(1) Canadian reserve volumes as assigned by third party engineers have been increased to reflect the effect of the Alberta Royalty Tax Credit refund. Total proved and proved developed reserves were increased by 364 MBbl and 2,323 MMcf for 1994, 397 MBbl and 2,744 MMcf for 1995 and 186 MBbl and 1,258 MMcf for 1996.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS OF PROVED OIL AND GAS RESERVES (UNAUDITED)

  The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by SFAS No. 69, "Disclosure About Oil and Gas Producing Activities". The estimates of future cash inflows and future production and development costs are based on current year end sales prices for oil and gas, estimated future production of proved reserves and estimated future production and development costs of proved reserves based on current costs and economic conditions.

  This standardized measure of discounted future net cash flows is an attempt by the Financial Accounting Standards Board to provide the users of financial statements with information regarding future net cash flows from proved reserves. However, the users of these financial statements should use extreme caution in evaluating this information. The assumptions required to be used in these computations are subjective and arbitrary. Had other equally valid assumptions been used, significantly different results of discounted future net cash flows would result. Therefore, these estimates do not necessarily reflect the current value of the Company's proved reserves or the current value of discounted future net cash flows for the proved reserves.

  The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves (in thousands):

                                                 U.S.      CANADA     TOTAL
                                              ----------  --------  ----------
December 31, 1996:
 Future cash flows........................... $1,029,971  $116,203  $1,146,174
 Future production and development costs.....   (415,276)  (25,175)   (440,451)
 Future income tax expense...................   (172,024)      --     (172,024)
                                              ----------  --------  ----------
 Future net cash flows.......................    442,671    91,028     533,699
 10% Annual discount for estimated timing of
  cash flows.................................   (187,332)  (29,187)   (216,519)
                                              ----------  --------  ----------
 Standardized measure of discounted future
  net cash flows............................. $  255,339  $ 61,841  $  317,180
                                              ==========  ========  ==========
December 31, 1995:
 Future cash flows........................... $  679,754  $ 90,978  $  770,732
 Future production and development costs.....   (343,867)  (25,828)   (369,695)
 Future income tax expense...................    (74,433)      --      (74,433)
                                              ----------  --------  ----------
 Future net cash flows.......................    261,454    65,150     326,604
 10% Annual discount for estimated timing of
  cash flows.................................   (111,193)  (20,809)   (132,002)
                                              ----------  --------  ----------
 Standardized measure of discounted future
  net cash flows............................. $  150,261  $ 44,341  $  194,602
                                              ==========  ========  ==========
December 31, 1994:
 Future cash flows........................... $  449,797  $ 79,208  $  529,005
 Future production and development costs.....   (234,189)  (22,040)   (256,229)
 Future income tax expense...................    (34,690)      --      (34,690)
                                              ----------  --------  ----------
 Future net cash flows.......................    180,918    57,168     238,086
 10% Annual discount for estimated timing of
  cash flows.................................    (77,178)  (18,876)    (96,054)
                                              ----------  --------  ----------
 Standardized measure of discounted future
  net cash flows............................. $  103,740  $ 38,292  $  142,032
                                              ==========  ========  ==========

  The following are the sources of changes in the standardized measure of discounted net cash flows (in thousands):

                                                 1996       1995       1994
                                              ----------  --------  ----------
Standardized measure, beginning of year...... $  194,602  $142,032  $  112,423
Sales, net of production costs...............    (46,580)  (32,907)    (29,949)
Net change in price and production cost......    142,806    19,536       6,471
Reserves purchased in place..................        581    26,087      46,169
Extensions, discoveries and improved
 recoveries..................................     42,582     9,297       4,543
Change in future development cost............     27,080    12,652     (14,265)
Revision of previous quantity estimates and
 disposals...................................        314    26,525       5,080
Sales of reserves in place...................       (987)     (798)     (9,562)
Accretion of discount........................     23,542    16,081      13,715
Changes in timing and other..................    (10,440)   (1,863)      1,455
Net change in income taxes...................    (56,320)  (22,040)      5,952
                                              ----------  --------  ----------
Standardized measure, end of year............ $  317,180  $194,602  $  142,032
                                              ==========  ========  ==========

13. QUARTERLY FINANCIAL DATA

  The supplementary financial data in the table below for each quarterly period within the years ended December 31, 1996 and 1995 are derived from the unaudited consolidated financial statements of the Company.

                                                NET
                                              INCOME               EARNINGS
                             REVENUES         (LOSS)           (LOSS) PER SHARE
                           ---------------  ---------------  ---------------------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
1996:
  First................... $        18,567  $         1,511       $         .17
  Second(1)...............          21,363           (5,368)               (.60)
  Third...................          19,468            2,444                 .27
  Fourth..................          27,291            7,841                 .88
1995:
  First................... $        16,247  $         1,238       $         .14
  Second..................          14,583             (720)               (.08)
  Third...................          18,265            1,854                 .21
  Fourth(2)...............          22,586             (179)               (.02)

- --------
(1) During the second quarter of 1996, the Company recognized an impairment write-down of oil and gas properties of $12,112,000 before income taxes.
(2) During the fourth quarter of 1995, the Company recognized an impairment write-down of oil and gas properties of $4,893,000 before income taxes.

14. SUMMARY OF GUARANTIES OF 9 1/2% SENIOR SUBORDINATED NOTES

  In May 1997, the Company issued $125 million aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2007 pursuant to an offering exempt from registration under the Securities Act of 1933. The notes are unsecured obligations of the Company, subordinated in right of payment to all existing and any future senior indebtedness of the Company. The notes rank pari passu with any future senior subordinated indebtedness and senior to any future junior subordinated indebtedness of the Company. The notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured, senior subordinated basis by certain wholly owned subsidiaries of the Company (the "Subsidiary Guarantors"). At the time of the initial issuance of the notes, Wiser Oil Delaware, Inc., The Wiser Marketing Company, Wiser Delaware LLC, T.W.O.C., Inc. and The Wiser Oil Company of Canada were the Subsidiary Guarantors (the "Initial Subsidiary Guarantors"). Except for two wholly owned subsidiaries that are inconsequential to the Company on a consolidated basis, the Initial Subsidiary Guarantors comprise all of the Company's direct and indirect subsidiaries.

  Sections 13 and 15(d) of the Securities Exchange Act of 1934 require presentation of the following unaudited summarized financial information of the Subsidiary Guarantors. The Company has not presented separate financial statements and other disclosures concerning each Subsidiary Guarantor because such information is not material to investors. There are no significant contractual restrictions on distributions from each of the Subsidiary Guarantors to the Company.

             SUMMARIZED COMBINED FINANCIAL INFORMATION (UNAUDITED)

                                                SUBSIDIARY GUARANTORS
                                       ---------------------------------------
                                                            THE WISER
                                         WISER    T.W.O.C., MARKETING COMBINED
                                       CANADA (1)   INC.     COMPANY   TOTAL
                                       ---------- --------- --------- --------
                                                   (IN THOUSANDS)
REVENUES
For the Six Months Ended June 30,
 1997.................................  $  7,401   $ 1,908   $1,087   $ 10,396
For the Six Months Ended June 30,
 1996.................................     8,066     7,158      987     16,211
For the Year Ended December 31, 1996..    17,095    16,304    2,237     35,636
For the Year Ended December 31, 1995..    13,842    15,884    1,217     30,943
For the Year Ended December 31, 1994..     6,770    10,149    1,118     18,037
INCOME (LOSS) BEFORE INCOME TAXES
For the Six Months Ended June 30,
 1997.................................  $ (2,920)  $ 1,900   $  116   $   (904)
For the Six Months Ended June 30,
 1996.................................    (5,888)    7,150      146      1,408
For the Year Ended December 31, 1996..    (6,973)   16,287      338      9,652
For the Year Ended December 31, 1995..    (9,736)   15,867      131      6,262
For the Year Ended December 31, 1994..    (2,382)   10,132      139      7,889
NET INCOME (LOSS)
For the Six Months Ended June 30,
 1997.................................  $ (2,920)  $ 1,409   $   86   $ (1,425)
For the Six Months Ended June 30,
 1996.................................    (4,416)    6,856      140      2,580
For the Year Ended December 31, 1996..    (6,973)   12,492      259      5,778
For the Year Ended December 31, 1995..    (9,736)   12,043       99      2,406
For the Year Ended December 31, 1994..    (2,382)    9,751      134      7,503
CURRENT ASSETS
June 30, 1997.........................  $  3,965   $   140   $  575   $  4,680
December 31, 1996.....................     4,958        53      170      5,181
December 31, 1995.....................     3,039        27       94      3,160
December 31, 1994.....................     4,797       177       81      5,055
TOTAL ASSETS
June 30, 1997.........................  $ 46,124   $ 6,289   $  575   $ 52,988
December 31, 1996.....................    39,132     7,229      718     47,079
December 31, 1995.....................    43,763    19,619      332     63,714
December 31, 1994.....................    53,293    27,521      247     81,061
CURRENT LIABILITIES
June 30, 1997.........................  $  6,321   $   --    $  247   $  6,568
December 31, 1996.....................     4,931       --       508      5,439
December 31, 1995.....................     2,779       --       200      2,979
December 31, 1994.....................     4,371       --       231      4,602
NONCURRENT LIABILITIES
June 30, 1997.........................  $    --    $ 1,916   $  --    $  1,916
December 31, 1996.....................    52,439     2,227      --      54,666
December 31, 1995.....................    52,380     6,007      --      58,387
December 31, 1994.....................    52,000     8,225      --      60,225
STOCKHOLDERS' EQUITY (DEFICIT)
June 30, 1997.........................  $ 39,803   $ 4,373   $  328   $ 44,504
December 31, 1996.....................   (18,238)    5,002      210    (13,026)
December 31, 1995.....................   (11,396)   13,612      132      2,348
December 31, 1994.....................    (3,078)   19,297       16     16,235

- --------

(1) Includes the accounts of Wiser Oil Delaware, Inc., Wiser Delaware LLC and The Wiser Oil Company of Canada.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE CON-SUMMATION OF THE EXCHANGE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE
THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAK-ING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO
WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    5
Risk Factors..............................................................   17
Disclosure Regarding Forward-Looking Statements...........................   26
The Exchange Offer........................................................   27
Use of Proceeds...........................................................   38
Capitalization............................................................   39
Selected Consolidated Financial and Operating Data........................   40
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   43
Business and Properties...................................................   52
Management................................................................   77
Description of Certain Senior Indebtedness................................   80
Description of the Exchange Notes.........................................   82
Description of the Outstanding Notes......................................  118
Certain Federal Income Tax Considerations.................................  119
Plan of Distribution......................................................  124
Legal Matters.............................................................  125
Experts...................................................................  125
Available Information.....................................................  125
Incorporation of Certain Documents by Reference...........................  126
Glossary of Oil and Gas Terms.............................................  127
Index to Consolidated Financial Statements................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 $125,000,000

                                EXCHANGE OFFER

                                     LOGO

                             THE WISER OIL COMPANY

                          9 1/2% SENIOR SUBORDINATED
                                NOTES DUE 2007

                                ---------------

                                  PROSPECTUS

                                ---------------

                              DATED        , 1997

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of members of its Board of Directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock purchase or redemption (as provided in Section 174 of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

  Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. In a derivative action (i.e., one brought by or in the right of the corporation), indemnification may be made for expenses actually and reasonably incurred by any officer or director in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  The DGCL also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation has the power to indemnify him against that liability under Section 145 of the DGCL.

  Article THIRTEENTH of the Company's Certificate of Incorporation and Section
8.4 of its Bylaws, as amended, generally provide for the indemnification of and advancement of litigation expenses to the Company's directors and officers and such other persons designated by the Board of Directors of the Company as entitled to the benefits of indemnification against all liabilities, losses and expenses incurred in connection with any claim, action, suit or proceeding in which any of them become involved by reason of their service rendered to the Company or, at its request, to another entity; provided, however, that no such right to indemnification shall exist with respect to an action brought by an indemnitee against the Company unless certain conditions set forth in such provisions are satisfied. The provisions of the Company's Certificate of Incorporation and Bylaws are not exclusive of any other indemnification rights to which an indemnitee may be entitled, whether by contract or otherwise. The Company may also purchase liability insurance on behalf of its directors and officers, whether or not it would have the obligation or power to indemnify any of them under the terms of its Certificate of Incorporation.

ITEM 21(A). EXHIBITS.

  The information required by this Item 21(a) is set forth in the Index to Exhibits accompanying this Registration Statement and is incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

  The undersigned Co-Registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of an annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Co-Registrants pursuant to the provisions described under Item 20 above, or otherwise, the Co-Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Co-Registrants of expenses incurred or paid by a director, officer or controlling person of the Co-Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Co-Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Co-Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement when it became effective.

  The undersigned Co-Registrants undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, EACH OF THE CO-REGISTRANTS HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALLAS AND STATE OF TEXAS ON THE 5TH DAY OF SEPTEMBER, 1997.

                                          The Wiser Oil Company

                                                 /s/ Andrew J. Shoup, Jr.
                                          By:__________________________________
                                                   ANDREW J. SHOUP, JR.
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                                          Wiser Oil Delaware, Inc.

                                                 /s/ Andrew J. Shoup, Jr.
                                          By:__________________________________
                                                   ANDREW J. SHOUP, JR.
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                                          Wiser Delaware LLC

                                                 /s/ Andrew J. Shoup, Jr.
                                          By:__________________________________
                                                   ANDREW J. SHOUP, JR.
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                                          The Wiser Marketing Company

                                                 /s/ Andrew J. Shoup, Jr.
                                          By:__________________________________
                                                   ANDREW J. SHOUP, JR.
                                                   CHAIRMAN OF THE BOARD

                                          The Wiser Oil Company of Canada

                                                 /s/ Andrew J. Shoup, Jr.
                                          By:__________________________________
                                                   ANDREW J. SHOUP, JR.
                                                   CHAIRMAN OF THE BOARD

                                          T.W.O.C., Inc.

                                                 /s/ Andrew J. Shoup, Jr.
                                          By:__________________________________
                                                   ANDREW J. SHOUP, JR.
                                                 CHAIRMAN OF THE BOARD AND
                                                         PRESIDENT

                             THE WISER OIL COMPANY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


              SIGNATURE                         TITLE                DATE

      /s/ Andrew J. Shoup, Jr.          President, Chief
- -------------------------------------    Executive Officer       September 5,
        ANDREW J. SHOUP, JR.             and Director             1997
                                         (principal
                                         executive officer)

                                        Director
     Paul D. Neuenschwander*
- -------------------------------------
       PAUL D. NEUENSCHWANDER

                                        Director
     C. Frayer Kimball, III*
- -------------------------------------
       C. FRAYER KIMBALL, III

                                        Director
       Howard G. Hamilton*
- -------------------------------------
         HOWARD G. HAMILTON

                                        Director
       A.W. Schenck, III*
- -------------------------------------
          A.W. SCHENCK, III

                                        Director
      John W. Cushing, III*
- -------------------------------------

        JOHN W. CUSHING, III

                                        Director
        Lorne H. Larson*
- -------------------------------------
           LORNE H. LARSON

                                        Director
       Jon L. Mosle, Jr.*
- -------------------------------------
          JON L. MOSLE, JR.

        /s/ Lawrence J. Finn            Vice President
- -------------------------------------    Finance and Chief       September 5,
          LAWRENCE J. FINN               Financial Officer        1997
                                         (principal
                                         financial and
                                         accounting officer)

*By:  /s/  Andrew J. Shoup, Jr.                                  September 5,
  -----------------------------------                             1997

      ANDREW J. SHOUP, JR.

        ATTORNEY-IN-FACT

                            WISER OIL DELAWARE, INC.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


              SIGNATURE                         TITLE                DATE

      /s/ Andrew J. Shoup, Jr.          President, Chief
- -------------------------------------    Executive Officer       September 5,
        ANDREW J. SHOUP, JR.             and Director             1997
                                         (principal
                                         executive officer)

                                        Vice President and
        A. Wayne Ritter*                 Director
- -------------------------------------
           A. WAYNE RITTER

        /s/ Lawrence J. Finn            Vice President,
- -------------------------------------    Treasurer and           September 5,
          LAWRENCE J. FINN               Director (principal      1997
                                         financial and
                                         accounting officer)

*By:  /s/  Andrew J. Shoup, Jr.                                  September 5,
  -----------------------------------                             1997

      ANDREW J. SHOUP, JR.

        ATTORNEY-IN-FACT

                               WISER DELAWARE LLC

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


              SIGNATURE                         TITLE                DATE

      /s/ Andrew J. Shoup, Jr.          President and Chief
- -------------------------------------    Executive Officer       September 5,
        ANDREW J. SHOUP, JR.             (principal               1997
                                         executive officer)

        The Wiser Oil Company           Member
                                                                 September 5,
                                                                  1997

By:  /s/  Andrew J. Shoup, Jr.
  -----------------------------------
 ANDREW J. SHOUP, JR. President and
       Chief Executive Officer

      Wiser Oil Delaware, Inc.          Member
                                                                 September 5,
                                                                  1997

By:  /s/  Andrew J. Shoup, Jr.
  -----------------------------------
 ANDREW J. SHOUP, JR. President and
       Chief Executive Officer

        /s/ Lawrence J. Finn            Vice President and
- -------------------------------------    Treasurer               September 5,
          LAWRENCE J. FINN               (principal               1997
                                         financial and
                                         accounting officer)

                          THE WISER MARKETING COMPANY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                         TITLE                DATE

      /s/ Andrew J. Shoup, Jr.          Chairman of the
- -------------------------------------    Board and Director      September 5,
        ANDREW J. SHOUP, JR.             (principal               1997
                                         executive officer)

                                        President (principal
        Joe E. Caldwell*                 executive officer)
- -------------------------------------
           JOE E. CALDWELL

                                        Director
        A. Wayne Ritter*
- -------------------------------------
           A. WAYNE RITTER

        /s/ Lawrence J. Finn            Vice President and
- -------------------------------------    Director (principal     September 5,
          LAWRENCE J. FINN               financial and            1997
                                         accounting officer)

*By:  /s/  Andrew J. Shoup, Jr.                                  September 5,
  -----------------------------------                             1997

      ANDREW J. SHOUP, JR.

        ATTORNEY-IN-FACT

                        THE WISER OIL COMPANY OF CANADA

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                         TITLE                DATE

      /s/ Andrew J. Shoup, Jr.          Chairman of the
- -------------------------------------    Board and Director      September 5,
        ANDREW J. SHOUP, JR.             (principal               1997
                                         executive officer)

                                        President and
         Allan J. Simus*                 Director (principal
- -------------------------------------    executive officer)
           ALLAN J. SIMUS

        /s/ Lawrence J. Finn            Vice President
- -------------------------------------    (principal              September 5,
          LAWRENCE J. FINN               financial and            1997
                                         accounting officer)

     /s/ Andrew J. Shoup, Jr.                                    September 5,
                                                                  1997
*By: ___________________________

       ANDREW J. SHOUP, JR.

         ATTORNEY-IN-FACT

                                 T.W.O.C., INC.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                         TITLE                DATE

      /s/ Andrew J. Shoup, Jr.          Chairman of the
- -------------------------------------    Board, President        September 5,
        ANDREW J. SHOUP, JR.             and Director             1997
                                         (principal
                                         executive officer)

                                        Vice President and
        A. Wayne Ritter*                 Director
- -------------------------------------
           A. WAYNE RITTER

                                        Director
       Peter C. Fulweiler*
- -------------------------------------
         PETER C. FULWEILER

                                        Director
        Henry H. Beckler*
- -------------------------------------
          HENRY H. BECKLER

        /s/ Lawrence J. Finn            Vice President and
- -------------------------------------    Director (principal     September 5,
          LAWRENCE J. FINN               financial and            1997
                                         accounting officer)

     /s/ Andrew J. Shoup, Jr.                                    September 5,
                                                                  1997
*By: ___________________________

       ANDREW J. SHOUP, JR.

         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  4.1*   Indenture dated May 21, 1997, among the Co-Registrants and Texas
         Commerce Bank National Association, as Trustee.
  4.2*   Form of 9 1/2% Senior Subordinated Notes due 2007 (included in the
         Indenture filed as Exhibit 4.1).
  4.3*   Registration Agreement dated May 21, 1997, among the Co-Registrants and Salomon Brothers Inc, NationsBanc Capital Markets, Inc. and
         Nesbitt Burns Securities Inc., as the Initial Purchasers.
  4.4    Credit Agreement dated June 23, 1994 among The Wiser Oil Company and
         The Wiser Oil Company of Canada, as Borrowers, and NationsBank of
         Texas, N.A. ("NationsBank"), as Agent, and Certain Financial
         Institutions listed on the Signature Pages Thereto, as Banks, incorporated by reference to Exhibit 10.1 to the report on Form 8-K dated July 11, 1994 as amended August 17, 1994.
  4.5*   First Amendment to Credit Agreement dated November 29, 1995 among The
         Wiser Oil Company and The Wiser Oil Company of Canada, as Borrowers,
         and NationsBank, as Agent, and Certain Financial Institutions Listed
         on the Signature Pages Thereto, as Banks.
  4.6*   Second Amendment to Credit Agreement dated May 20, 1997 among The
         Wiser Oil Company and The Wiser Oil Company of Canada, Inc., as
         Borrowers, and NationsBank, as Agent, and Certain Financial
         Institutions Listed on the Signature Pages thereto, as Banks.
  4.7*   Guaranty Agreement dated May 20, 1997, by Wiser Oil Delaware, Inc., in favor of NationsBank and PNC Bank, National Association ("PNC").
  4.8*   Guaranty Agreement dated May 20, 1997, by Wiser Delaware LLC, in favor of NationsBank and PNC.
  4.9*   Guaranty Agreement dated May 20, 1997, by The Wiser Marketing Company in favor of NationsBank and PNC.
  4.10*  Guaranty Agreement dated May 20, 1997, by The Wiser Oil Company of
         Canada in favor of NationsBank and PNC.
  4.11*  Guaranty Agreement dated May 20, 1997, by T.W.O.C., Inc. in favor of
         NationsBank and PNC.
  5*     Opinion of Thompson & Knight, A Professional Corporation, regarding legality.
 12.1**  Statement of Computation of Ratio of Earnings to Fixed Charges.
 12.2**  Statement of Computation of Ratio of EBITDAX to Fixed Charges.
 12.3**  Statement of Computation of Ratio of Total Debt to EBITDAX.
 23.1*   Consent of Thompson & Knight, A Professional Corporation (contained in its opinion filed as Exhibit 5).
 23.2**  Consent of Arthur Andersen LLP.
 23.3*   Consent of DeGolyer and MacNaughton.
 23.4*   Consent of Gilbert Lausten Jung Associates Ltd.
 24*     Powers of Attorney (powers of attorney pursuant to which amendments to the Registration Statement may be filed were included on the signature pages of the original Registration Statement).
 25*     Statement of Eligibility of Texas Commerce Bank National Association,
         as trustee.
 99.1**  Form of Letter of Transmittal.
 99.2**  Form of Notice of Guaranteed Delivery.

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 *  Filed previously

**  Filed herewith